Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

PROLOGIS, INC.,

PROLOGIS, L.P.,

LAMBDA REIT ACQUISITION LLC,

LAMBDA OP ACQUISITION LLC,

LIBERTY PROPERTY TRUST,

LIBERTY PROPERTY LIMITED PARTNERSHIP

and

LEAF HOLDCO PROPERTY TRUST

Dated as of October 27, 2019

Exhibit A	Form of Cozen O’Connor P.C. Tax Opinion
Exhibit B	Form of Wachtell, Lipton, Rosen & Katz Section 368 Opinion
Exhibit C	Form of Mayer Brown LLP Tax Opinion
Exhibit D	Form of Morgan, Lewis & Bockius LLP Section 368 Opinion

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 27, 2019, is made by and among PROLOGIS, INC., a Maryland corporation (“Parent”), PROLOGIS, L.P., a Delaware limited partnership (“Parent OP”), LAMBDA REIT ACQUISITION LLC, a Maryland limited liability company and a wholly owned subsidiary of Parent (“Prologis Merger Sub”), LAMBDA OP ACQUISITION LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent OP (“Prologis OP Merger Sub” and, together with Parent, Parent OP and Prologis Merger Sub, the “Parent Parties”), LIBERTY PROPERTY TRUST, a Maryland real estate investment trust (the “Company”), LIBERTY PROPERTY LIMITED PARTNERSHIP, a Pennsylvania limited partnership (the “Partnership”) and LEAF HOLDCO PROPERTY TRUST, a Maryland real estate investment trust and a wholly owned subsidiary of the Company (“New Liberty Holdco” and, together with the Company and the Partnership, the “Company Parties”). Parent, Parent OP, Prologis Merger Sub, Prologis OP Merger Sub, the Company, the Partnership and New Liberty Holdco are each sometimes referred to herein as a “Party” and, collectively, as the “Parties”.

WHEREAS, it is proposed that: (a) at the Company Merger Effective Time, the Company and Company Merger Sub shall merge pursuant to the Company Merger, in which each share of beneficial interest, par value $0.001 per share, of the Company (the “Company Common Shares”) issued and outstanding immediately prior to the Company Merger Effective Time shall be converted into one (1) New Liberty Holdco Common Share; and (b) effective on the day immediately after the date of the Company Merger Effective Time, the Company shall make a “check-the-box” election pursuant to Treasury Regulations Section 301.7701-3(c) to be disregarded as an entity separate from its owner for U.S. federal income tax purposes, in each case, as more fully described in this Agreement and on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, it is further proposed that: (a) at the Topco Merger Effective Time, New Liberty Holdco and Prologis Merger Sub shall merge pursuant to the Topco Merger, in which each New Liberty Holdco Common Share issued and outstanding immediately prior to the Topco Merger Effective Time (other than New Liberty Holdco Common Shares to be canceled in accordance with Section 3.1(b)(iii)) shall be converted into the right to receive the Merger Consideration; and (b) immediately after the Topco Merger, all of the outstanding equity interest in the Company shall be contributed to Parent OP in exchange for equity interests in Parent OP pursuant to the Contribution and Issuance, in each case, as more fully described in this Agreement and on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, it is further proposed that: (a) at the Partnership Merger Effective Time, Prologis OP Merger Sub and the Partnership shall merge pursuant to the Partnership Merger, in which (i) each of the limited partnership interests of the Partnership (any such limited partnership unit, other than any Partnership Preferred Unit, a “Partnership OP Unit”) issued and outstanding immediately prior to the Partnership Merger Effective Time will be converted into the right to receive the Partnership Merger Common Consideration and (b) each of the Partnership Preferred Units issued and outstanding immediately prior to the Partnership Merger Effective Time will be converted into the right to receive the Partnership Merger Preferred Consideration;

WHEREAS, each of the Board of Directors of Parent (the “Parent Board”) and the Board of Trustees of the Company (the “Company Board”) and New Liberty Holdco has approved this Agreement and declared this Agreement and the transactions contemplated hereby, including (in the case of the Company) the Company Merger and (in the case of Parent, the Company and New Liberty Holdco) the Topco Merger and the Partnership Merger, to be advisable and in the best interests of Parent, the Company and New Liberty Holdco, respectively, and the stockholders of Parent and the shareholders of the Company, respectively, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Parent, in its capacity as the general partner of Parent OP, has taken all actions required for the execution of this Agreement by Parent OP and to approve the consummation by Parent OP of the transactions contemplated hereby;

WHEREAS, the Company, in its capacity as the general partner of the Partnership, has taken all actions required for the execution of this Agreement by the Partnership and to approve the consummation by the Partnership of the transactions contemplated hereby;

WHEREAS, each of the Board of Trustees of New Liberty Holdco, the sole member Prologis Merger Sub and the sole member of Prologis OP Merger Sub has taken all actions required for the execution of this Agreement by New Liberty Holdco, Prologis Merger Sub and Prologis OP Merger Sub, respectively, and to approve the consummation by New Liberty Holdco, Prologis Merger Sub and Prologis OP Merger Sub, respectively, of the transactions contemplated hereby, including the Topco Merger and the Partnership Merger, as applicable;

WHEREAS, for U.S. federal income tax purposes, it is intended that (a) each of the Company Merger and the Topco Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be, and hereby is adopted as a separate plan of reorganization for each of the Company Merger and the Topco Merger for purposes of Sections 354 and 361 of the Code; and (b) the Partnership Merger shall qualify as and constitute an “assets over” form of merger under Treasury Regulations Section 1.708-1(c)(3)(i), with Parent OP being the continuing partnership pursuant to Treasury Regulations Section 1.708-1(c)(1); and

WHEREAS, each of the Parties desires to make certain representations, warranties, covenants and agreements in connection with the execution of this Agreement and to prescribe various conditions to the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, and subject to the conditions set forth herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

Article I

DEFINITIONS

Section 1.1            Certain Definitions.

“Acquisition Proposal” means any inquiry, proposal, indication of interest or offer from any Person or group (other than any of the Parent Parties or their Subsidiaries) relating to (a) any merger, consolidation, share exchange or similar business combination transaction involving the Company that would result in any Person beneficially owning more than twenty percent (20%) of the outstanding voting securities of the Company, as the case may be, or any successor thereto or parent company thereof, (b) any sale, lease, exchange, mortgage, pledge, license, transfer or other disposition, directly or indirectly (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture or any similar transaction), of any of its or its Subsidiaries’ assets (including stock or other ownership interests of its Subsidiaries) representing more than twenty percent (20%) of the assets of the Company and the Company Subsidiaries, on a consolidated basis, (c) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange, joint venture or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing more than twenty percent (20%) of the outstanding voting securities of the Company or any successor thereto or parent company thereof, (d) any tender offer or exchange offer that, if consummated, would result in any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) acquiring beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), or the right to acquire beneficial ownership, of more than twenty percent (20%) of the outstanding shares of the outstanding voting securities of the Company or any successor thereto or parent company thereof, or (e) any recapitalization, restructuring, liquidation, dissolution or other similar type of transaction in which a Third Party shall acquire beneficial ownership of more than twenty percent (20%) of the outstanding voting securities of the Company, or any successor thereto or parent company thereof; provided, however, that the term “Acquisition Proposal” shall not include the Mergers or the other transactions with the Parent Parties contemplated by this Agreement.

“Action” means any claim, action, suit, litigation, proceeding, arbitration, mediation or other investigation or audit (in each case, whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Authority).

“Affiliate” of any Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York, New York.

“Claim” means any threatened, asserted, pending or completed Action or inquiry, whether civil, criminal, administrative, investigative or otherwise, including any arbitration or other alternative dispute resolution mechanism, and whether instituted by any Party hereto, any Governmental Authority or any other Person arising out of or pertaining to matters that relate to an Indemnified Party’s duties (including with respect to any acts or omissions occurring in connection with the approval of this Agreement, the Mergers and the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith) or service as a manager, director, officer, trustee, employee, agent or fiduciary of the Company or any of the Company Subsidiaries or, to the extent such Person is or was serving at the request or for the benefit of the Company or any of the Company Subsidiaries, any other entity or any Company Employee Program maintained by any of the foregoing at or prior to the Topco Merger Effective Time.

“Claim Expenses” means reasonable documented attorneys’ fees and all other reasonable documented out-of-pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim, including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party as contemplated in Section 7.5.

“Class A Convertible Common Unit” means a limited partnership interest in Parent OP designated as a “Class A Convertible Common Unit” under the Parent Partnership Agreement.

“Company Bylaws” means the First Amended and Restated Bylaws of the Company, as amended and supplemented and in effect on the date hereof.

“Company Credit Facilities” means (a) that certain Fifth Amended and Restated Credit Agreement, dated as of October 20, 2017, by and among Liberty Property Limited Partnership, Liberty Property Trust, Bank of America, N.A., as administrative agent, and the lenders party thereto; and (b) that certain Line of Credit, dated as of October 20, 2017, between Liberty Property Limited Partnership and PNC Bank, National Association, in each case, as amended, restated, supplemented or otherwise modified prior to the date of this Agreement.

“Company Datasite” means that certain datasite maintained by the Company at merrillcorp.com in connection with this Agreement and the transactions contemplated hereby, as such was in existence on the date that is one (1) Business Day prior to the date hereof.

“Company Debt Agreements” means (a) the Company Credit Facilities; (b) the Company Notes Indenture; and (c) any loan or note secured by any mortgage of the Company or its Subsidiaries.

“Company Declaration of Trust” means the Amended and Restated Declaration of Trust of the Company, as amended and supplemented and in effect on the date hereof.

“Company Development Contracts” means any contracts for the design, development and construction of the Company Development Properties, including any binding agreement for ground-up development or commencement of construction by the Company or a Company Subsidiary.

“Company Dividend Reinvestment and Share Purchase Plan” means the Company Dividend Reinvestment and Share Purchase Plan, as amended and in effect on the date hereof.

“Company Equity Incentive Plan” means the Company’s Amended and Restated Share Incentive Plan, as amended and in effect on the date hereof.

“Company Leases” means any lease, sublease, or other right of occupancy that the Company or the Company Subsidiaries are party to as landlord with respect to each of the applicable Company Properties.

“Company Material Adverse Effect” means, with respect to the Company or any of the Company Subsidiaries, an Event that (a) has had, or would reasonably be expected to have, a material adverse effect on the assets, business, results of operations, or financial condition of the Company and the Company Subsidiaries taken as a whole, other than Events to the extent arising out of or resulting from (i) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, trade disputes or the imposition of trade restrictions, tariffs or similar taxes, (ii) changes in general legal, regulatory, political, economic or business conditions or changes in generally accepted accounting principles that, in each case, generally affect asset managers, the industrial or metro office real estate sectors or owners, operators, lessors or developers of industrial or metro office real estate, (iii) the negotiation, execution, announcement or performance of this Agreement in accordance with the terms hereof or the consummation of the transactions contemplated by this Agreement, including any litigation resulting therefrom and the impact thereof on relationships, contractual or otherwise, with tenants, employees, lenders, financing sources, ground lessors, shareholders, joint venture partners, limited partners or similar relationships, (iv) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (v) earthquakes, hurricanes or other natural disasters, (vi) any decline in the market price, or change in trading volume, of the shares of beneficial interest of the Company or any failure to meet internal or publicly announced financial projections, forecasts or predictions (provided, that any Event giving rise to such decline, change or failure may otherwise be taken into account in determining whether there has been a Company Material Adverse Effect if not falling into one of the other exceptions contained in this definition), or (vii) the pendency of the transactions contemplated hereby; provided, however, that such Events (x) in the case of the foregoing clauses (i), (ii) and (iv), do not materially disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated asset managers, owners, operators, lessors and developers of industrial or metro office real estate, and (y) in the case of the foregoing clause (v), do not materially disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other similarly situated asset managers, owners, operators, lessors and developers of industrial or metro office real estate in the geographic regions in the United States in which the Company and Company Subsidiaries operate or own or lease properties, or (b) will or would reasonably be expected to prevent or materially impair or delay the ability of the Company Parties to consummate the Mergers or the other transactions contemplated hereby on or prior to the Drop Dead Date.

“Company Material Contracts” means all contracts, agreements or understandings (whether written or oral) that are currently in effect or pursuant to which the Company or a Company Subsidiary has obligations or its assets are otherwise bound:

(a)               that requires the Company or any Company Subsidiary to dispose of assets or properties (other than in connection with a ground lease affecting a Company Property) with a fair market value in excess of $100,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(b)               that requires the Company or any Company Subsidiary to acquire assets or properties (other than in connection with a ground lease affecting a Company Property) with a fair market value in excess of $100,000,000, or involves any pending or contemplated merger, consolidation or similar business combination transaction;

(c)               that constitutes a loan to any Person (other than a wholly owned Company Subsidiary) by the Company or any Company Subsidiary (other than advances made pursuant to and expressly disclosed in the Company Leases or pursuant to any disbursement agreement, development agreement, or development addendum entered into in connection with a Company Lease with respect to the development, construction, or equipping of the Company Properties or the funding of improvements to Company Properties) in an amount in excess of $50,000,000;

(d)               that constitutes an Indebtedness obligation of the Company or any Company Subsidiary with a principal amount as of the date hereof greater than $50,000,000;

(e)               that obligates the Company or any Company Subsidiary to make non-contingent aggregate annual expenditures (other than principal and/or interest payments or the deposit of other reserves with respect to debt obligations) in excess of $50,000,000 and that is not cancelable within one hundred eighty (180) days without material penalty to the Company or any Company Subsidiary, except for any Company Lease or any ground lease affecting any Company Property;

(f)                that contains any non-compete, non-solicit or exclusivity provisions with respect to the ability of the Company or any Company Subsidiary to engage in any line of business or conduct business in a geographic area;

(g)               that sets forth the operational terms of a joint venture, partnership, limited liability company or strategic alliance of the Company or any Company Subsidiary with a Third Party;

(h)               that constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction which has a notional amount in excess of $10,000,000;

(i)                 any Company Development Contract with a total contract amount in excess of $75,000,000;

(j)                 that obligates the Company or any Company Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of the Company or any Company Subsidiary pursuant to which the Company or a Company Subsidiary is the indemnitor (other than the Company Governing Documents and the organizational documents of the Company Subsidiaries) which, solely in the case of any such contracts providing indemnification to any such trustees or agents, would be material to the Company; or

(k)               that is required to be filed as an exhibit to the Company’s Annual Report on Form 10-K on or after January 1, 2017 pursuant to Item 601(b)(2), Item 601(b)(4), Item 601(b)(9) or Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations.

“Company Merger Sub” means an indirect wholly owned Subsidiary of the Company to be formed as a Maryland limited liability company after the date hereof as provided in Section 7.19 of the Company Disclosure Schedule.

“Company Notes Indenture” means the Indenture, dated as of September 22, 2010, by and between Liberty Property Limited Partnership and The U.S. Bank National Association, as trustee, as supplemented by the First Supplemental Indenture, dated as of September 27, 2010, the Second Supplemental Indenture, dated as of June 11, 2012, the Third Supplemental Indenture, dated as of December 10, 2012, the Fourth Supplemental Indenture, dated as of September 27, 2013, the Fifth Supplemental Indenture, dated as of March 24, 2015, the Sixth Supplemental Indenture, dated as of September 20, 2016, the Seventh Supplemental Indenture, dated as of April 27, 2017, the Eighth Supplemental Indenture, dated as January 25, 2019, and as otherwise modified or supplemented prior to the date of this Agreement.

“Company Option” means any option to purchase Company Common Shares granted under the Company Equity Incentive Plan.

“Company Restricted Stock Award” means an award of Company Common Shares granted under the Company Equity Incentive Plan that is unvested or subject to a substantial risk of forfeiture.

“Company RSU Award” means an award of restricted stock units relating to Company Common Shares granted under the Company Equity Incentive Plan.

“Company’s Knowledge” means the actual knowledge of those individuals identified in Section 1.1 of the Company Disclosure Schedule.

“Confidentiality Agreement” means the mutual confidentiality agreement, dated as of September 30, 2019, between Parent and the Company.

“Environment” means soil, sediment, surface or subsurface strata, surface water, ground water, ambient air and any biota living in or on such media.

“Environmental Law” means any Law (including common law), relating to the pollution, protection, or restoration of the Environment, including those relating to the use, handling, presence, transportation, treatment, storage, disposal, release or discharge of Hazardous Materials.

“Environmental Permit” means any material permit, approval, license or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each entity, trade or business (whether or not incorporated) that, together with any other entity, trade or business (whether or not incorporated), is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Event” means an effect, event, change, development, circumstance, condition or occurrence.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expense Amount” means an amount not to exceed $15,000,000.00, equal to the sum of all documented reasonable out-of-pocket Expenses paid or payable by any of the Parent Parties, as applicable, in connection with this Agreement, the Mergers or any of the other transactions contemplated hereby.

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by any of the Parent Parties or on their behalf in connection with or related to (a) any due diligence in connection with the transactions contemplated by this Agreement, (b) the authorization, preparation, negotiation, execution and performance of this Agreement, (c) the preparation, printing and filing of the Form S-4 and the preparation, printing, filing and mailing of the Proxy Statement/Prospectus, (d) all SEC and other regulatory filing fees incurred in connection with the transactions contemplated by this Agreement, (e) the solicitation of stockholder and partner approvals, (f) engaging the services of the Exchange Agent, (g) obtaining third-party consents and (h) any other filings with the SEC and all other matters related to the consummation of the Mergers and the other transactions contemplated by this Agreement.

“FLSA” means the federal Fair Labor Standards Act of 1938, as amended, and similar state, local and foreign laws related to the payment of wages, including minimum wage and overtime wages.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Authority” means any United States (federal, state or local) or foreign government or arbitration board, panel or tribunal, or any governmental or quasi-governmental, regulatory, judicial, or administrative authority, board, bureau, agency, commission or self-regulatory organization or any United States or state court of competent jurisdiction.

“Hazardous Materials” means any toxic, reactive, corrosive, ignitable or flammable chemical or chemical compound, or any hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, or for which liability or standards of care are imposed, under any Environmental Law, including petroleum and petroleum products (including crude oil or any fraction thereof), asbestos, radioactive materials and polychlorinated biphenyls.

“Indebtedness” means, with respect to any Person, without duplication, (a) all principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations of such Person for borrowed money (including any bonds, indentures, debentures or similar instruments), whether secured or unsecured, convertible or not convertible, (b) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person or incurred as financing with respect to property acquired by such Person, (c) all obligations of such Person secured by a lien on such Person’s assets, (d) all capitalized lease obligations of such Person, (e) all obligations of such Person under interest rate, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof), (f) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (g) all obligations in respect of bankers acceptances or letters of credit, (h) all obligations in respect of prepayment premiums, penalties, breakage costs, “make whole amounts,” costs, expenses and other payment obligations that would arise if any of the Indebtedness described in the foregoing clauses (a) through (g) were prepaid or unwound and settled, (i) all guarantees of such Person of any such Indebtedness (as described in the foregoing clauses (a) through (h)) of any other Person, and (j) any agreement to provide any of the foregoing.

“Initial Period” means the period commencing on the date of this Agreement and ending at 11:59 p.m. (New York time) on November 26, 2019.

“Intellectual Property” means all United States and foreign (a) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions and extensions thereof, (b) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (c) registered and unregistered copyrights, copyrightable works and database rights, (d) confidential and proprietary information, including trade secrets, knowhow, ideas, formulae, models, algorithms and methodologies, (e) all rights in the foregoing and in other similar intangible assets, and (f) all applications and registrations for the foregoing.

“Intervening Event” means a material fact or Event that has occurred or arisen after the date of this Agreement, that was not known to the Company Board (or, if known, the consequences of which were not reasonably foreseeable to the Company Board as of the date of this Agreement) and materially affects the business, assets or operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that in no event will any of the following constitute or be taken into account in determining whether an “Intervening Event” has occurred: (a) the receipt, terms or existence of any Acquisition Proposal or any matter relating thereto, (b) changes in the market price or trading volume of the capital stock of the Company or Parent or any of their respective Subsidiaries, or (c) the Company or Parent or any of their respective Subsidiaries meeting, exceeding or failing to meet internal or publicly announced financial projections, forecasts or predictions; provided, further, that, with respect to the foregoing clauses (b) and (c), any fact or Event giving rise to such change, meeting, exceedance or failure may otherwise constitute or be taken into account in determining whether an “Intervening Event” has occurred if not falling into the foregoing clause (a) of this definition.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service or any successor agency.

“IT Assets” means software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, in each case, used in the operation of the businesses of the Company and the Company Subsidiaries.

“Law” means any federal, state, local or foreign law, statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree.

“New Preferred OP Unit” means a limited partnership interest in Parent OP to be designated as a “6.25% Class B Cumulative Redeemable Preferred Partnership Unit” (or another designation as determined by Parent) under the Parent Partnership Agreement and that will have substantially the same terms and rights as one (1) Partnership Preferred Unit immediately prior to the Partnership Merger, including with respect to distributions, redemption, tax protection, voting rights and rights upon liquidation, dissolution or winding-up.

“NYSE” means the New York Stock Exchange.

“Parent Common Stock” means shares of common stock of Parent, par value $0.01 per share.

“Parent Datasite” means that certain file sharing platform maintained by Parent at Box.com in connection with this Agreement and the transactions contemplated thereby, as such was in existence on the date that is one (1) Business Day prior to the date hereof.

“Parent Development Contracts” means any contracts for the design, development and construction of the Parent Development Properties, including any binding agreement for ground-up development or commencement of construction by Parent, Parent OP or a Parent Subsidiary.

“Parent Equity Incentive Plans” means the following plans of the Parent Parties: the Third Amended and Restated 1997 Stock Option and Incentive Plan of Parent and Parent OP (as amended), the Amended and Restated 2002 Nonqualified Deferred Compensation Plan, the Amended and Restated 2002 Stock Option and Incentive Plan of Parent and Parent OP, the 2016 Outperformance Plan of Parent, the 2018 Outperformance Plan of Parent, the 2006 Long-Term Incentive Plan of Parent (as amended), the 2000 Share Option Plan for Outside Trustees of Parent (as amended), the 1997 Long-Term Incentive Plan (as amended) of Parent, the Deferred Fee Plan for Trustees of Parent, the 2012 Long-Term Incentive Plan of Parent and the Second Amended and Restated Promote Plan of the Parent.

“Parent LTIP Unit” means a Partnership Unit which is designated as an “LTIP Unit” under the Parent Partnership Agreement.

“Parent Material Adverse Effect” means, with respect to Parent, Parent OP or any of the Parent Subsidiaries, an Event that (a) has had, or would reasonably be expected to have, a material adverse effect on the assets, business, results of operations, or financial condition of Parent, Parent OP and the Parent Subsidiaries taken as a whole, other than Events to the extent arising out of or resulting from (i) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, trade disputes or the imposition of trade restrictions, tariffs or similar taxes, (ii) changes in general legal, regulatory, political, economic or business conditions or changes in generally accepted accounting principles that, in each case, generally affect asset managers, the industrial real estate sector or owners, operators, lessors or developers of industrial real estate, (iii) the negotiation, execution, announcement or performance of this Agreement in accordance with the terms hereof or the consummation of the transactions contemplated by this Agreement, including any litigation resulting therefrom and the impact thereof on relationships, contractual or otherwise, with tenants, employees, lenders, financing sources, ground lessors, shareholders, joint venture partners, limited partners or similar relationships, (iv) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, (v) earthquakes, hurricanes or other natural disasters, (vi) any decline in the market price, or change in trading volume, of the capital stock of Parent or any failure to meet internal or publicly announced financial projections, forecasts or predictions (provided, that any Event giving rise to such decline, change or failure may otherwise be taken into account in determining whether there has been a Parent Material Adverse Effect if not falling into one of the other exceptions contained in this definition), or (vii) the pendency of the transactions contemplated hereby; provided, however, that such Events (x) in the cases of clauses (i), (ii) and (iv), do not materially disproportionately affect Parent, Parent OP and the Parent Subsidiaries, taken as a whole, relative to other similarly situated asset managers, owners, operators, lessors and developers of industrial real estate, and (y) in the case of clause (v) do not materially disproportionately affect the Parent, Parent OP and the Parent Subsidiaries, taken as a whole, relative to other similarly situated asset managers, owners, operators, lessors and developers of industrial real estate in the geographic regions in the United States in which Parent, Parent OP and Parent Subsidiaries operate or own or lease properties, or (b) will or would reasonably be expected to prevent or materially impair or delay the ability of the Parent Parties to consummate the Mergers or the other transactions contemplated hereby on or prior to the Drop Dead Date.

“Parent Material Contract” means, with respect to Parent, Parent OP or any of the Parent Subsidiaries, all contracts, agreements or understandings (whether written or oral) that are currently in effect or pursuant to which Parent, Parent OP or a Parent Subsidiary has obligations or its assets are otherwise bound that are required to be filed as an exhibit to the Parent’s Annual Report on Form 10-K on or after January 1, 2017 pursuant to Item 601(b)(2), Item 601(b)(4), Item 601(b)(9) or Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of Federal Regulations.

“Parent OP Unit” means a limited partnership interests in Parent OP designated as a “Common Unit” under the Parent Partnership Agreement.

“Parent Partnership Unit” means a partnership interest in Parent OP designated as a “Partnership Unit” under the Parent Partnership Agreement.

“Parent Preferred Unit” means a limited partnership interest in Parent OP designated as a “Series Q Preferred Partnership Unit” under the Parent Partnership Agreement.

“Parent Significant Subsidiary” means the Parent Subsidiaries set forth in Section 1.1(a) of the Parent Disclosure Schedule.

“Parent’s Knowledge” means the actual knowledge of those individuals identified in Section 1.1(b) of the Parent Disclosure Schedule.

“Parent Subsidiary REIT” means any Parent Subsidiary that intends to qualify as a REIT under the Code.

“Partnership Preferred Unit” means a partnership interest in the Partnership designated as a “6.25% Series I-2 Cumulative Redeemable Preferred Partnership Interest” under the Partnership Agreement.

“Person” means an individual, corporation, limited liability company, partnership, limited partnership, association, trust, unincorporated organization, REIT, other entity, organization or group (as defined in Section 13(d) of the Exchange Act) or a Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority.

“Qualified Bidder” means a Person that has made during the Initial Period an unsolicited bona fide written Acquisition Proposal (provided that the Acquisition Proposal by such Person did not result from a breach of Section 7.4(a) or Section 7.4(c)) that remains pending at the conclusion of the Initial Period and that the Company Board, during the Initial Period, concluded in good faith (after consultation with its outside legal counsel and its financial advisors) either constitutes or would reasonably be expected to lead to a Superior Proposal; provided, however, that notwithstanding the satisfaction of the foregoing criteria set forth in this sentence with respect to any Person, such Person shall not be deemed to be a “Qualified Bidder” unless the Company shall have notified Parent by no later than 5:00 p.m. (New York time) on the first (1st) day immediately following the end of the Initial Period that such Person has satisfied such criteria; provided, further, that notwithstanding the satisfaction of the foregoing criteria set forth in this sentence with respect to any Person, such Person shall immediately and irrevocably cease to be a “Qualified Bidder” if, at any time after the conclusion of the Initial Period, an Acquisition Proposal submitted by such Person is withdrawn, terminates or expires.

“Representative” of any Person means any Affiliate, officer, director, trustee, employee or consultant of such Person or any investment banker, financial advisor, attorney, accountant or other representative retained by such Person.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means with respect to any Person, any corporation, limited liability company, partnership, REIT or other organization, whether incorporated or unincorporated, of which at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

“Superior Proposal” means a bona fide unsolicited written Acquisition Proposal (except that, for purposes of this definition all percentages included in the definition of “Acquisition Proposal” shall be replaced by fifty percent (50%)) made by a Third Party on terms that the Company Board determines in good faith (after consultation with outside legal counsel and financial advisors and taking into account all factors and matters deemed relevant in good faith by the Company Board, including, to the extent deemed relevant by the Company Board, financial, legal, regulatory and any other aspects of the transactions including the identity of the Person making such proposal, any termination fees, expense reimbursement provisions, conditions to consummation and whether the transactions contemplated by such Acquisition Proposal are reasonably capable of being consummated) would be more favorable to the Company and the holders of the Company Common Shares than the transactions contemplated by this Agreement.

“Taxes” means any and all taxes and similar charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, license, lease, premium, capital stock, payroll, employment, social security, net worth, estimated income, escheat, excise, duty, withholding (including dividend withholding and withholding required pursuant to Section 1445 and Section 1446 of the Code), ad valorem, stamp, transfer, value added or gains taxes and similar charges.

“Tax Returns” means all reports, returns, declarations, statements or other information filed or required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto and any amendment thereof, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Termination Fee” means an amount equal to $325,000,000.00; provided, however, that, in the event the Termination Fee becomes payable as a result of the termination of this Agreement prior to the Window Period End Time (a) by the Company pursuant to Section 9.1(e) with respect to a Superior Proposal by a Qualified Bidder or (b) by Parent pursuant to Section 9.1(f)(i) in response to a Change in Company Recommendation effected in compliance with Section 7.4(b)(iv) with respect to a Superior Proposal by a Qualified Bidder, then, in the case of either of the immediately preceding clauses (a) or (b), “Termination Fee” means an amount equal to $150,000,000.00.

“Third Party” means any Person or group of Persons other than a Party to this Agreement or their respective Affiliates.

“Unauthorized Code” means any virus, Trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access, to disable, erase, or otherwise harm software, hardware or data.

“VWAP of Parent Common Stock” means the volume weighted average price of Parent Common Stock for the ten (10) trading days immediately prior to the second (2nd) Business Day prior to the date of the Topco Merger Effective Time, starting with the opening of trading on the first (1st) trading day of such period and ending with the closing of trading on the trading day immediately prior to the second (2nd) Business Day prior to the date of the Topco Merger Effective Time, as reported by Bloomberg (or, in the event Bloomberg does not report such information, such third-party service as is mutually agreed upon in good faith by the Parties).

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, as amended, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

“Willful Breach” means a deliberate and willful act or a deliberate and willful failure to act, in each case, which action or failure to act (as applicable) occurs with the actual knowledge that such act or failure to act constitutes or would result in a material breach of this Agreement, regardless of whether breaching was the intent and object of the act or the failure to act, and which in fact does cause a breach of this Agreement.

“Window Period End Time” means, with respect to a Qualified Bidder, the later of (a) 11:59 p.m. (New York time) on December 11, 2019 and (b) 11:59 p.m. (New York time) on the first (1st) Business Day after the end of any Notice Period (including any extensions thereof pursuant to Section 7.4(b)(iv)) with respect to a Superior Proposal by such Qualified Bidder for which such Notice Period commenced on or prior to December 11, 2019.

Section 1.2            Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Acceptable Confidentiality Agreement	Section 7.4(b)
Acquisition Agreement	Section 7.4(a)
Agreement	Preamble
Articles of Merger	Section 2.1(b)(ii)
Book-Entry Share	Section 3.1(b)(i)
Certificate	Section 3.1(b)(i)
Certificate of Limited Partnership	Section 4.1(c)
Certificate of Partnership Merger	Section 2.1(d)(ii)
Change in Company Recommendation	Section 7.4(b)(iii)
Closing	Section 2.2
Closing Date	Section 2.2
Code	Recitals
Company	Preamble
Company 401(k) Plan	Section 4.14(b)
Company Articles of Merger	Section 2.1(a)(ii)
Company Common Shares	Recitals
Company Development Properties	Section 4.12(h)
Company Development Property	Section 4.12(h)
Company Disclosure Schedule	Article IV
Company Employee Programs	Section 4.14(a)
Company Equity Award	Section 4.3(c)
Company Governing Documents	Section 4.1(c)
Company Merger	Section 2.1(a)(i)
Company Merger Effective Time	Section 2.1(a)(ii)
Company Mergers	Section 2.1(b)(i)
Company Parties	Preamble
Company Preferred Shares	Section 4.3(a)
Company Properties	Section 4.12(a)
Company Recommendation	Section 4.2(b)
Company SEC Reports	Section 4.8(a)
Company Shareholder Approval	Section 4.18
Company Shareholder Meeting	Section 7.1(c)
Company Subsidiaries	Section 4.1(b)
Company Subsidiary	Section 4.1(b)
Company Tax Protection Agreement	Section 6.1(w)
Consent Solicitations	Section 7.22(b)
Continuing Employee	Section 7.8(a)
Continuing Employees	Section 7.8(a)
Contribution	Section 2.1(c)(i)

Contribution and Issuance Effective Time	Section 2.1(c)(ii)
Debt Offer Documents	Section 7.22(b)
DLLCA	Section 2.1(d)(i)
Drop Dead Date	Section 9.1(b)(iii)
DSOS	Section 2.1(d)(ii)
Encumbrances	Section 4.12(a)
Exchange Agent	Section 3.4(a)
Exchange Fund	Section 3.4(a)
Exchange Ratio	Section 3.1(b)(i)
Form S-4	Section 4.6
Fractional Share Consideration	Section 3.1(b)(i)
HCERA	Section 4.14(i)
Health Plan	Section 4.14(i)
Indemnified Parties	Section 7.5(a)
Indemnifying Party	Section 7.5(a)
Interim Period	Section 6.1
Intervening Event Notice Period	Section 7.4(b)(v)
Issuance	Section 2.1(c)(i)
Letter of Transmittal	Section 3.4(c)
Maryland Court	Section 10.7(b)
Maximum Premium	Section 7.5(c)
Merger Consideration	Section 3.1(b)(i)
Mergers	Section 2.1(d)(i)
MLLCA	Section 2.1(a)(i)
MRL	Section 2.1(a)(i)
New Liberty Holdco	Preamble
New Liberty Holdco Common Share	Section 3.1(a)(ii)
New Liberty Holdco Equity Award	Section 3.3(a)
New Liberty Holdco Governing Documents	Section 4.1(c)
New OP Units	Section 3.2(c)
Note Offers and Consent Solicitations	Section 7.22(b)
Notice Period	Section 7.4(b)(iv)
Offers to Exchange	Section 7.22(b)
Offers to Purchase	Section 7.22(b)
OP Unit Form S-4	Section 7.1(a)
Other Filings	Section 7.2
Parent	Preamble
Parent Bylaws	Section 5.1(d)
Parent Charter	Section 5.1(d)
Parent Development Property	Section 5.11(e)
Parent Disclosure Schedule	Article V
Parent Equity Award	Section 5.3(c)
Parent Governing Documents	Section 5.1(d)
Parent OP	Preamble
Parent OP Certificate of Limited Partnership	Section 5.1(d)
Parent OP Governing Documents	Section 5.1(d)
Parent Parties	Preamble
Parent Partnership Agreement	Section 5.1(d)

Parent Preferred Stock	Section 5.3(a)
Parent Properties	Section 5.11(a)
Parent SEC Reports	Section 5.7(a)
Parent Subsidiary	Section 5.1(c)
Parent Tax Protection Agreement	Section 6.2(j)
Parent-Approved Transaction	Section 7.18
Parties	Preamble
Partnership	Preamble
Partnership Agreement	Section 4.1(c)
Partnership Governing Documents	Section 4.1(c)
Partnership Merger	Section 2.1(d)(i)
Partnership Merger Certificates	Section 2.1(d)(ii)
Partnership Merger Common Consideration	Section 3.2(c)
Partnership Merger Effective Time	Section 2.1(d)(ii)
Partnership Merger Preferred Consideration	Section 3.2(d)
Partnership OP Unit	Recitals
Party	Preamble
Pennsylvania Law	Section 2.1(d)(i)
Permit	Section 4.7
PPACA	Section 4.14(i)
Prologis Merger Sub	Preamble
Prologis OP Merger Sub	Preamble
Proxy Statement/Prospectus	Section 3.4(a)
Qualified REIT Subsidiary	Section 4.11(f)
Qualifying Income	Section 9.4(a)
Registered Intellectual Property	Section 4.21(a)
REIT	Section 4.11(b)
REIT Dividend	Section 7.17(b)
Sarbanes-Oxley Act	Section 4.8(a)
SDAT	Section 2.1(a)(ii)
Securities Laws	Section 4.8(a)
Superior Proposal Notice	Section 7.4(b)(iv)
Supplemental Indenture	Section 7.22(b)
Surviving Entity	Section 2.1(b)(i)
Takeover Statutes	Section 4.25
Tax Protection Agreement	Section 4.11(m)
Taxable REIT Subsidiary	Section 4.11(f)
Topco Articles of Merger	Section 2.1(b)(ii)
Topco Merger	Section 2.1(b)(i)
Topco Merger Effective Time	Section 2.1(b)(ii)
Transfer Taxes	Section 7.9(b)

Article II

THE MERGERS

Section 2.1            The Mergers.

(a)               The Company Merger.

(i)                 Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the applicable provisions of Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland, as amended (the “MRL”), and the Maryland Limited Liability Company Act (the “MLLCA”), at the Company Merger Effective Time, Company Merger Sub shall be (and the Company shall cause Company Merger Sub to be) merged with and into the Company (the “Company Merger”). As a result of the Company Merger, the separate existence of Company Merger Sub shall cease, and the Company shall continue as the surviving entity of the Company Merger as an indirect wholly owned Subsidiary of New Liberty Holdco. The Company Merger will have the effects set forth in the MRL and the MLLCA.

(ii)              The Parties shall cause the Company Merger to be consummated by filing as soon as practicable on the Closing Date (A) articles of merger for the Company Merger (the “Company Articles of Merger”) with the State Department of Assessments and Taxation of the State of Maryland (the “SDAT”), in such form as required by, and executed in accordance with the relevant provisions of, the MRL and the MLLCA, and (B) any other filings, recordings or publications required under the MRL and the MLLCA in connection with the Company Merger. The Company Merger shall become effective at 11:59 p.m. (New York time) on the Closing Date, with such date and time specified in the Company Articles of Merger, or on such other date and time as shall be agreed to by Parent and the Company and specified in the Company Articles of Merger (such other date and time not to exceed thirty (30) days after the Company Articles of Merger are accepted for record by the SDAT) (the date and time the Company Merger becomes effective being the “Company Merger Effective Time”).

(iii)            The Company shall elect to be disregarded as an entity separate from its owner pursuant to Treasury Regulation Section 301.7701-3. Such election shall be effective on the day immediately after the date of the Company Merger Effective Time.

(b)               The Topco Merger.

(i)                 Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the applicable provisions of the MRL and the MLLCA, at the Topco Merger Effective Time, New Liberty Holdco shall be merged with and into Prologis Merger Sub (the “Topco Merger” and, together with the Company Merger, the “Company Mergers”). As a result of the Topco Merger, the separate existence of New Liberty Holdco shall cease, and Prologis Merger Sub shall continue as the surviving entity of the Topco Merger (the “Surviving Entity”). The Topco Merger will have the effects set forth in the MRL and the MLLCA.

(ii)              The Parties shall cause the Topco Merger to be consummated by filing as soon as practicable on the Closing Date (A) articles of merger for the Topco Merger (the “Topco Articles of Merger” and, together with the Company Articles of Merger, the “Articles of Merger”) with the SDAT, in such form as required by, and executed in accordance with the relevant provisions of, the MRL and the MLLCA, and (B) any other filings, recordings or publications required under the MRL and the MLLCA in connection with the Topco Merger. The Topco Merger shall become effective at 12:01 a.m. (New York time) on the first (1st) day following the date of the Company Merger Effective Time, with such date and time specified in the Topco Articles of Merger, or on such other date and time as shall be agreed to by Parent and the Company and specified in the Topco Articles of Merger (such other date and time not to exceed 30 (thirty) days after the Topco Articles of Merger are accepted for record by the SDAT) (the date and time the Topco Merger becomes effective being the “Topco Merger Effective Time”).

(c)               Contribution and Issuance.

(i)                 Immediately after the Topco Merger Effective Time, Parent, its applicable Subsidiaries and the Surviving Entity shall cause the contribution of all of the outstanding equity interests of the Company to Parent OP (the “Contribution”) in exchange for the issuance by Parent OP to the applicable Subsidiaries of Parent (as Parent shall direct) of a number of newly issued Parent OP Units equal to the aggregate number of shares of Parent Common Stock issued in the Topco Merger (the “Issuance”). As a result of the Contribution, the Company shall become a direct wholly owned subsidiary of Parent OP.

(ii)              The Parties shall, and shall cause their applicable Subsidiaries to, cause the Contribution and the Issuance to be consummated immediately after the Topco Merger Effective Time by executing an assignment and assumption agreement or other instrument of transfer or conveyance (in each case, in form and substance reasonably acceptable to Parent) to sell, transfer and convey to Parent OP all of the outstanding equity interests in the Company and by issuing to the applicable Subsidiaries of Parent (as Parent shall direct) evidence of ownership of the Parent OP Units issued in the Issuance (the date and time the Contribution and Issuance becomes effective being the “Contribution and Issuance Effective Time”).

(d)               Partnership Merger.

(i)                 Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the Delaware Limited Liability Company Act (the “DLLCA”) and Title 15 of the Pennsylvania Consolidated Statutes, as amended (“Pennsylvania Law”), immediately after the Contribution and Issuance Effective Time, at the Partnership Merger Effective Time, Prologis OP Merger Sub shall be merged with and into the Partnership (the “Partnership Merger” and, together with the Company Mergers, the “Mergers”). As a result of the Partnership Merger, the separate existence of the Prologis OP Merger Sub shall cease, and the Partnership shall continue as the surviving entity of the Partnership Merger. The Partnership Merger will have the effects set forth under Pennsylvania Law and the DLLCA.

(ii)              The Parties shall cause the Partnership Merger to be consummated by filing as soon as practicable after the Contribution and Issuance and Effective Time (A) a certificate of merger for the Partnership Merger (the “Certificate of Partnership Merger”) with the Secretary of State of the State of Delaware (the “DSOS”), in such form as required by, and executed in accordance with the relevant provisions of, the DLLCA, (B) a statement of merger (together with the Certificate of Partnership Merger, the “Partnership Merger Certificates”) with the Pennsylvania Department of State in accordance with Pennsylvania Law, in such form as required by, and executed in accordance with, the applicable provisions of Pennsylvania Law, and (C) any other filings, recordings or publications required under the DLLCA and Pennsylvania Law in connection with the Partnership Merger. The Partnership Merger shall become effective immediately following the Contribution and Issuance Effective Time, with such date and time specified in the Partnership Merger Certificates, or on such other date and time as shall be agreed to by Parent and the Company and specified in the Partnership Merger Certificates (the date and time the Partnership Merger becomes effective being the “Partnership Merger Effective Time”.

Section 2.2            Closing. The closing of the Mergers (the “Closing”) will take place, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019, on the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their terms are required to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), unless another date, time or place is agreed to in writing to by the Parties (it being understood that the Topco Merger Effective Time and the Partnership Merger Effective Time shall occur before the open of business on the first day following the Closing Date as specified herein). The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 2.3            Organizational Documents.

(a)               New Liberty Holdco Organizational Documents. Immediately prior to the Company Merger Effective Time, New Liberty Holdco shall, and the Company shall cause New Liberty Holdco to, amend the New Liberty Holdco Governing Documents to be in the form of the bylaws and declaration of trust of the Company immediately prior to the Company Merger Effective Time.

(b)               Parent Partnership Agreement. Prior to the Closing, Parent, as the general partner of Parent OP, shall cause the Parent Partnership Agreement to be amended to create and authorize the New Preferred OP Units, which New Preferred OP Units will have substantially the same terms and rights as the Partnership Preferred Units immediately prior to the Partnership Merger, including with respect to distributions, redemption, tax protection, voting rights and rights upon liquidation, dissolution or winding-up.

(c)               General Partner; Limited Partnership Agreement of the Partnership. At the Partnership Merger Effective Time, (i) the Company shall continue to be the general partner of the Partnership, until replaced in accordance with applicable Law, and (ii) the Partnership Agreement as in effect immediately prior to the Partnership Merger Effective Time shall be the limited partnership agreement of the Partnership immediately following the Partnership Merger Effective Time, until thereafter amended in accordance with the provisions thereof and in accordance with applicable Law.

(d)               Organizations Documents of the Company. At the Company Merger Effective Time, the Company Governing Documents, as in effect immediately prior to the Company Merger Effective Time, shall be the declaration of trust and bylaws of the Company immediately following the Company Merger Effective Time (except that the name of the Company as the surviving entity shall be changed to “LPT Holdings Trust” (or another name to be selected by Parent and reasonably acceptable to the Company), until thereafter supplemented or amended as provided therein and in accordance with applicable Law and the applicable provisions of the Company Governing Documents.

(e)               Organizational Documents of Prologis Merger Sub. At the Topco Merger Effective Time, the articles of organization and operating agreement of Prologis Merger Sub, as in effect immediately prior to the Topco Merger Effective Time, shall be the articles of organization and operating agreement of the Surviving Entity, until thereafter supplemented or amended as provided therein and in accordance with applicable Law and the applicable provisions therein.

Nothing in this Section 2.3 shall affect in any way the indemnification or other obligations provided for in Section 7.5.

Section 2.4            Directors, Trustees and Officers.

(a)               From and after the Company Merger Effective Time, the officers and trustees of the Company immediately prior to the Company Merger Effective Time shall continue to be the officers and trustees of the Company as the surviving entity of the Company Merger, each to hold office in accordance with the Company Governing Documents.

(b)               Prior to the Closing, the Company shall cause to be delivered to Parent resignation letters from each of the officers and trustees of the Company and New Liberty Holdco pursuant to which each such person shall resign as an officer and/or trustee (as applicable) of the Company and New Liberty Holdco effective as of the Topco Merger Effective Time and the Company, New Liberty Holdco and Parent shall cooperate prior to the Closing to ensure that persons designated by Parent shall be elected as officers and/or trustees of the Company effective as of the Topco Merger Effective Time and to give effect to Section 2.4(d). For the avoidance of doubt, the Parties agree that the resignations contemplated by this Section 2.4(b) shall not be considered a termination of a type that would render such officer or employee ineligible for severance or retention payments under the applicable Company severance plan or arrangement.

(c)               From and after the Company Merger Effective Time until the Topco Merger Effective Time, New Liberty Holdco shall, and the Company shall cause New Liberty Holdco to, ensure that the officers and trustees of the Company immediately prior to the Company Merger Effective Time shall be the officers and trustees of New Liberty Holdco, each to hold office in accordance with the New Liberty Holdco Governing Documents.

(d)               From and after the Topco Merger Effective Time, the officers of Prologis Merger Sub immediately prior to the Topco Merger Effective Time shall be the officers of the Surviving Entity, each to hold office in accordance with the operating agreement of the Surviving Entity.

(e)               From and after the Partnership Merger Effective Time, the officers of Prologis OP Merger Sub immediately prior to the Partnership Merger Effective Time shall be the officers of the Partnership as the surviving entity of the Partnership Merger, each to hold office in accordance with the Partnership Agreement.

Section 2.5            Tax Consequences. It is intended that, for U.S. federal income tax purposes, (a) each of the Company Merger and the Topco Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement be, and hereby is adopted as, a separate plan of reorganization for each the Company Merger and the Topco Merger for purposes of Sections 354 and 361 of the Code; and (b) the Partnership Merger shall qualify as and constitute an “assets over” form of merger under Treasury Regulations Section 1.708-1(c)(3)(i), with Parent OP being the continuing partnership pursuant to Treasury Regulations Section 1.708-1(c)(1) whereby the Partnership will be treated as contributing its assets to Parent OP in exchange for New OP Units and New Preferred OP Units, followed by a distribution by the Partnership of the New OP Units and New Preferred OP Units in liquidation of the Partnership.

Article III

EFFECTS OF THE MERGERS

Section 3.1            Effect on Equity Interests.

(a)               Membership Interests of Company Merger Sub and Company Common Shares and New Liberty Holdco Common Shares. As of the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any holder of any Company Common Shares, shares of beneficial interest of New Liberty Holdco or membership interests in Company Merger Sub, the following shall occur:

(i)                 Membership Interests of Company Merger Sub. Each membership interest of Company Merger Sub issued and outstanding immediately prior to the Company Merger Effective Time shall be automatically converted into and become one fully paid and nonassessable common share of beneficial interest, par value $0.001 per share, of the Company as the surviving entity of the Company Merger.

(ii)              Conversion of Company Common Shares. Each Company Common Share issued and outstanding immediately prior to the Company Merger Effective Time shall be automatically converted into one (1) newly issued common share of beneficial interest, par value $0.001 per share, of New Liberty Holdco (a “New Liberty Holdco Common Share”). As a result of the Company Merger, all Company Common Shares shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each certificate (or book-entry share) previously evidencing Company Common Shares shall thereafter represent the New Liberty Holdco Common Shares into which such Company Common Shares were converted (and, following the Topco Merger Effective Time, shares of Parent Common Stock into which such New Liberty Holdco Common Shares will be converted pursuant to Section 3.1(b)).

(iii)            Conversion of Rights to Redeem or Exchange Partnership Units. Each right of a limited partner in the Partnership to redeem or exchange its Partnership Units for Company Common Shares (or cash equivalents thereof) pursuant to the Partnership Agreement outstanding immediately prior to the Company Merger Effective Time shall be automatically converted into the right to redeem or exchange such Partnership Units for a number of New Liberty Holdco Common Shares (or cash equivalents thereof) equal to the number of Company Common Shares that such limited partner would have received if the redemption or exchange occurred immediately prior to the Company Merger Effective Time, as such number of shares may be adjusted and on the terms pursuant to the Partnership Agreement.

(b)               New Liberty Holdco Common Shares and Membership Interests of Prologis Merger Sub. As of the Topco Merger Effective Time, by virtue of the Topco Merger and without any action on the part of any holder of shares of beneficial interest of New Liberty Holdco or any membership interests in Prologis Merger Sub, the following shall occur:

(i)                 Conversion of New Liberty Holdco Common Shares. Subject to Section 3.6, each New Liberty Holdco Common Share issued and outstanding immediately prior to the Topco Merger Effective Time, other than New Liberty Holdco Common Shares to be canceled in accordance with Section 3.1(b)(iii), shall be automatically converted into the right to receive 0.675 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Merger Consideration”), without interest, but subject to any withholding required under applicable tax Law, plus the right, if any, to receive pursuant to Section 3.8, cash in lieu of fractional shares of Parent Common Stock (the “Fractional Share Consideration”) into which such New Liberty Holdco Common Shares would have been converted pursuant to this Section 3.1(b)(i). All New Liberty Holdco Common Shares, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share (a “Book-Entry Share”) that immediately prior to the Topco Merger Effective Time evidenced New Liberty Holdco Common Shares (including certificates or book-entry shares, as applicable, formerly evidencing Company Common Shares as of immediately prior to the Company Merger Effective Time) shall cease to have any rights with respect to such New Liberty Holdco Common Shares, except, in all cases, the right to receive the Merger Consideration, without interest, in accordance with this Section 3.1(b)(i), including the right, if any, to receive the Fractional Share Consideration, together with the amounts, if any, payable pursuant to Section 3.4(e).

(ii)              Conversion of Rights to Redeem or Exchange Partnership Units. Each right of a limited partner in the Partnership to redeem or exchange its Partnership Units for New Liberty Holdco Common Shares (or cash equivalents thereof) pursuant to Section 3.1(a)(iii) shall be automatically converted into the right to redeem or exchange such Partnership Units for that number of shares of Parent Common Stock (or cash equivalents thereof) equal to the product of the number of New Liberty Holdco Common Shares that such limited partner would have received if the redemption or exchange occurred immediately prior to the Topco Merger Effective Time multiplied by the Exchange Ratio, as such number of shares may be adjusted and on the terms pursuant to the Partnership Agreement.

(iii)            Cancelation of New Liberty Holdco Common Shares. Each New Liberty Holdco Common Share owned by any of the Company Parties or any wholly owned Company Subsidiary and each New Liberty Holdco Common Share owned by any of the Parent Parties or any of their respective wholly owned Subsidiaries, in each case, as of immediately prior to the Topco Merger Effective Time, shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iv)             Membership Interests of Prologis Merger Sub. All membership interests of Prologis Merger Sub issued and outstanding as of immediately prior to the Topco Merger Effective Time shall remain issued and outstanding membership interests of Prologis Merger Sub.

(v)               Adjustments. Without limiting the other provisions of this Agreement, the Exchange Ratio shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Company Common Shares, New Liberty Holdco Common Shares, Partnership OP Units, Partnership Preferred Units, Parent Common Stock or Parent Partnership Units, as the case may be), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Company Common Shares, New Liberty Holdco Common Shares, Partnership OP Units, Partnership Preferred Units, Parent Common Stock or Parent Partnership Units, as the case may be, outstanding after the date hereof and prior to the Topco Merger Effective Time and the Partnership Merger Effective Time, as applicable, so as to provide the holders of Company Common Shares, New Liberty Holdco Common Shares, Partnership OP Units and Partnership Preferred Units with the same economic effect as contemplated by this Agreement prior to such event.

Section 3.2            Effect on Partnership Interests. As of the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of any holder of any Partnership OP Units, Partnership Preferred Units or any membership interests in Prologis OP Merger Sub, the following shall occur:

(a)               Membership Interests of Prologis OP Merger Sub. Each membership interest of Prologis OP Merger Sub issued and outstanding immediately prior to the Partnership Merger Effective Time shall be automatically converted into and become one (1) new validly issued Partnership OP Unit, and such Partnership OP Unit shall be owned by Parent OP.

(b)               General Partner Interests in Partnership. The general partner interests in the Partnership as of immediately prior to the Partnership Merger Effective Time (other than any Partnership OP Units or Partnership Preferred Units held by the Company, which shall be converted pursuant to clauses (c) and (d) of this Section 3.2) shall remain the general partnership interests in the Partnership.

(c)               Conversion of Partnership OP Units. Each Partnership OP Unit that is issued and outstanding immediately prior to the Partnership Merger Effective Time shall be automatically converted into a number of new validly issued Parent OP Units (“New OP Units”) in an amount equal to the Exchange Ratio (the “Partnership Merger Common Consideration”), and each holder of Partnership OP Units shall be admitted as a limited partner of Parent OP following the Partnership Merger Effective Time in accordance with the terms of the Parent Partnership Agreement. No fractional New OP Units will be issued in the Partnership Merger. Any fractional New OP Unit that would otherwise be issued to any holder of Partnership OP Units shall be rounded up to the nearest whole number and the holders of Partnership OP Units shall not be entitled to any further consideration with respect thereto.

(d)               Conversion of Partnership Preferred Units. Each Partnership Preferred Unit that is issued and outstanding immediately prior to the Partnership Merger Effective Time shall automatically be converted into one (1) new validly issued New Preferred OP Unit (the “Partnership Merger Preferred Consideration”), and each holder of Partnership Preferred Units shall be admitted as a limited partner of Parent OP following the Partnership Merger Effective Time in accordance with the terms of the Parent Partnership Agreement.

Section 3.3            Effect on Equity-Based Awards.

(a)               Treatment of Company Equity Awards in Company Merger. As of the Company Merger Effective Time, each Company Equity Award outstanding immediately prior to the Company Merger Effective Time shall automatically be converted into an equivalent equity award relating to an equal number of New Liberty Holdco Common Shares (a “New Liberty Holdco Equity Award”) and will otherwise be subject to all of the same terms and conditions (including per share exercise price, if applicable) that applied to such Company Equity Award immediately prior to the Company Merger Effective Time.

(b)               Treatment of Company Restricted Stock Awards in Topco Merger. Immediately prior to the Topco Merger Effective Time, any and all outstanding issuance and forfeiture conditions on any New Liberty Holdco Common Shares subject to Company Restricted Stock Awards (recognizing and taking into account that each such Company Restricted Stock Award was, at the Company Merger Effective Time, converted into an equivalent New Liberty Holdco Equity Award in accordance with Section 3.3(a)) shall be deemed satisfied in full, contingent upon the consummation of the Topco Merger, and the holders of such New Liberty Holdco Common Shares will be entitled to receive promptly, and in any event within ten (10) Business Days, after the Topco Merger Effective Time the Merger Consideration in respect of each such New Liberty Holdco Common Share, plus any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 3.8, less applicable Taxes and withholdings.

(c)               Treatment of Company RSU Awards in Topco Merger. Each Company RSU Award that is outstanding immediately prior to the Topco Merger Effective Time (recognizing and taking into account that each such Company RSU Award was, at the Company Merger Effective Time, converted into an equivalent New Liberty Holdco Equity Award in accordance with Section 3.3(a)) shall vest in full and shall, as of the Topco Merger Effective Time, automatically and without any action on the part of the holder thereof, be canceled in exchange for the right of the holder thereof to receive promptly, and in any event within ten (10) Business Days, after the Topco Merger Effective Time a number of shares of Parent Common Stock (or, in the case of a Company RSU Award that is payable solely in cash by its terms, an amount in cash equal to the VWAP of Parent Common Stock multiplied by a number of shares of Parent Common Stock) equal to the product, rounded down to the nearest whole number of shares, of (i) the number of New Liberty Holdco Common Shares subject to such Company RSU Award immediately prior to the Topco Merger Effective Time multiplied by (ii) the Exchange Ratio, plus any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 3.8, less applicable Taxes and withholdings. For purposes of clause (i) of the preceding sentence, the number of shares shall be determined, in the case of a Company RSU Award that is subject to performance-based vesting conditions immediately prior to the Topco Merger Effective Time, by deeming the applicable performance conditions to be achieved based upon the actual level of achievement of the applicable performance conditions through the date that is the day immediately prior to the Topco Merger Effective Time (except that, in the case of an award granted in 2017, if the Topco Merger Effective Time occurs on or after January 1, 2020, then the applicable performance conditions shall be deemed achieved at the actual level of achievement during the completed performance period).

(d)               Treatment of Company Options in Topco Merger. At the Topco Merger Effective Time, each outstanding and unexercised Company Option (recognizing and taking into account that each such Company Option was, at the Company Merger Effective Time, converted into an equivalent New Liberty Holdco Equity Award in accordance with Section 3.3(a)) will terminate and will be converted into the right of the holder thereof to receive promptly, and in any event within ten (10) Business Days, after the Topco Merger Effective Time a number of shares of Parent Common Stock, determined as of the Topco Merger Effective Time, equal to the quotient, rounded down to the nearest whole number of shares, of (i)(A) the number of New Liberty Holdco Common Shares that were subject to such Company Option immediately prior to the Topco Merger Effective Time, multiplied by (B) the excess, if any, of the value of the Merger Consideration over the per share exercise price of the Company Option, divided by (ii) the VWAP of Parent Common Stock, plus any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 3.8, less applicable Taxes and withholdings. For purposes of clause (i)(B) of the preceding sentence, the value of the Merger Consideration shall equal the product of (x) the Exchange Ratio, multiplied by (y) the VWAP of Parent Common Stock.

(e)               Company Actions. Prior to the Company Merger Effective Time, the Company and Parent agree that the Company shall, and shall be permitted under this Agreement to, take all corporate action necessary to effectuate the provisions of this Section 3.3.

(f)                Employee Stock Purchase Plan. With respect to the Company’s Amended and Restated Employee Stock Purchase Plan (the “ESPP”), the Company shall cause: (i) each outstanding offering period under the ESPP then-in progress (an “Offering Period”) as of the date of this Agreement to be the final Offering Period under the ESPP (which shall end December 31, 2019), (ii) the ESPP to be suspended such that no new Offering Periods shall begin on or following the date of the Agreement, and (iii) the ESPP to terminate immediately prior to the Topco Merger Effective Time, and ensure that no purchase or other rights under the ESPP enable the holder of such rights to acquire any interest in Parent, Parent OP or any Parent Subsidiary as a result of such purchase or the exercise of such rights at or after the Topco Merger Effective Time. Notwithstanding the foregoing, if the Topco Merger Effective Time occurs in 2019, the Company shall cause (x) the current Offering Period to terminate immediately prior to the Topco Merger Effective Time and be the final Offering Period under the ESPP, with no shares purchased for such Offering Period, (y) the accumulated contributions of each ESPP participant under the ESPP to be promptly returned to each such ESPP participant, and (z) the ESPP to be terminated effective immediately prior to the Topco Merger Effective Time. The Company Board shall pass resolutions and take other required actions for the treatment of the ESPP and the purchase rights under the ESPP as contemplated by this Section 3.3(f).

Section 3.4            Exchange of Certificates.

(a)               Exchange Agent. Not less than five (5) days prior to the dissemination of the proxy statement/prospectus in definitive form relating to the Company Shareholder Meeting and the issuance of Parent Common Stock in connection with the transactions contemplated by this Agreement (together with any amendments or supplements thereto, the “Proxy Statement/Prospectus”), Parent shall appoint a bank or trust company reasonably satisfactory to the Company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration and the Fractional Share Consideration, as provided in Section 3.1(b)(i) and Section 3.8. On or before the Topco Merger Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) an amount of shares of Parent Common Stock in book-entry form issuable pursuant to Section 3.1(b)(i) equal to the aggregate Merger Consideration, and (ii) cash in immediately available funds in an amount sufficient to pay the aggregate Fractional Share Consideration. Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time following the Topco Merger Effective Time, any dividends or other distributions, if any, to which a holder of New Liberty Holdco Common Shares may be entitled pursuant to Section 3.4(e). Such book-entry shares of Parent Common Stock, aggregate Fractional Share Consideration and the amounts of any dividends or other distributions deposited with the Exchange Agent pursuant to this Section 3.4(a) are collectively referred to in this Agreement as the “Exchange Fund.” The Exchange Fund shall be for the sole benefit of the holders of New Liberty Holdco Common Shares that were outstanding as of immediately prior to the Topco Merger Effective Time. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make delivery of the Merger Consideration, payment of the Fractional Share Consideration and any amounts payable in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.4(e) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any other purpose.

(b)               Share, Partnership OP Unit and Partnership Preferred Unit Transfer Books.

(i)                 From and after the Partnership Merger Effective Time, there shall be no transfers on the unit transfer books of the Partnership of Partnership OP Units or Partnership Preferred Units. From and after the Partnership Merger Effective Time, the holders of Partnership OP Units or Partnership Preferred Units outstanding immediately prior to the Partnership Merger Effective Time shall cease to have rights with respect to such Partnership OP Units or Partnership Preferred Units, except as otherwise provided herein.

(ii)              From and after the Company Merger Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of any Company Common Shares. From and after the Company Merger Effective Time, the holders of certificates (or book-entry shares) evidencing ownership of the Company Common Shares outstanding immediately prior to the Company Merger Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. From and after the Company Merger Effective Time, any certificates or book-entry shares evidencing ownership of the Company Common Shares outstanding immediately prior to the Company Merger Effective Time presented to the Exchange Agent, Parent, the Company, New Liberty Holdco or any of their respective transfer agents for any reason shall be exchanged as provided in this Article III with respect to the Company Common Shares formerly evidenced thereby.

(iii)            From and after the Topco Merger Effective Time, the share transfer books of New Liberty Holdco shall be closed and thereafter there shall be no further registration of transfers of any New Liberty Holdco Common Shares. From and after the Topco Merger Effective Time, the holders of Certificates (or Book-Entry Shares) evidencing ownership of the New Liberty Holdco Common Shares outstanding immediately prior to the Topco Merger Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. From and after the Topco Merger Effective Time, any Certificates or Book-Entry Shares evidencing ownership of the New Liberty Holdco Common Shares outstanding immediately prior to the Topco Merger Effective Time presented to the Exchange Agent, Parent, the Company, New Liberty Holdco or any of their respective transfer agents for any reason shall be exchanged as provided in this Article III with respect to the New Liberty Holdco Common Shares formerly evidenced thereby.

(c)               Exchange Procedures. As soon as possible after the Topco Merger Effective Time (but, in any event, no later than three (3) Business Days following the Topco Merger Effective Time), Parent shall cause the Exchange Agent to mail (and to make available for collection by hand) to each holder of record of a Certificate or Certificates that immediately prior to the Topco Merger Effective Time represented outstanding New Liberty Holdco Common Shares whose shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1(b)(i): (i) a letter of transmittal (a “Letter of Transmittal”) which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof), to the Exchange Agent, which Letter of Transmittal shall be in such form and have such other customary provisions as Parent and the Company may reasonably agree upon, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) in exchange for the Merger Consideration into which the number of New Liberty Holdco Common Shares previously represented by such Certificate shall have been converted pursuant to this Agreement, together with any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.8 and dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.4(e). Upon surrender of a Certificate (or affidavit of loss in lieu thereof) to the Exchange Agent, together with such Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (or affidavit of loss in lieu thereof) the Merger Consideration payable in respect of the New Liberty Holdco Common Shares previously represented by such Certificate pursuant to the provisions of this Article III, plus any Fractional Share Consideration that such holder has the right to receive pursuant to the provisions of Section 3.8 and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 3.4(e) to be mailed or delivered by wire transfer, as soon as reasonably practicable following the later to occur of (A) the Topco Merger Effective Time or (B) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof), and such Certificate so surrendered shall be forthwith canceled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. In the event of a transfer of ownership of Company Common Shares that is not registered in the transfer records of the Company or a transfer of ownership of New Liberty Holdco Common Shares that is not registered in the transfer records of New Liberty Holdco, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate (or affidavit of loss in lieu thereof) shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.4, each Certificate shall be deemed, at any time after the Topco Merger Effective Time, to represent only the right to receive, upon such surrender, the Merger Consideration as contemplated by this Article III. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate (or affidavit of loss in lieu thereof).

(d)               Book-Entry Shares. Any holder of Book-Entry Shares that immediately prior to the Topco Merger Effective Time represented outstanding New Liberty Holdco Common Shares whose shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1(b)(i) shall not be required to deliver a Certificate or an executed Letter of Transmittal to the Exchange Agent to receive the Merger Consideration (or any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.1(b)(i) or distribution to which such holder is entitled pursuant to Section 3.4(e)) that such holder is entitled to receive pursuant to this Article III. In lieu thereof, each registered holder of one or more Book-Entry Shares that immediately prior to the Topco Merger Effective Time represented outstanding New Liberty Holdco Common Shares whose shares were converted into the right to receive the Merger Consideration pursuant to Section 3.1(b)(i) shall automatically upon the Topco Merger Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as soon as reasonably practicable after the Topco Merger Effective Time, the Merger Consideration in accordance with Section 3.1(b)(i), together with any amounts payable in respect of the Fractional Share Consideration in accordance with Section 3.8 and any distribution to which such holder is entitled pursuant to Section 3.4(e) for each Book-Entry Share. Payment of the Merger Consideration, Fractional Share Consideration and distributions with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered. No interest shall be paid or accrue on any cash payable upon the conversion of any Book-Entry Share.

(e)               Dividends with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the Topco Merger Effective Time shall be paid to the holder of any unsurrendered Certificate or unsurrendered Book-Entry Share with respect to the shares of Parent Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share with respect to the shares of Parent Common Stock issuable hereunder in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) or the conversion of such Book-Entry Share, there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Topco Merger Effective Time theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Topco Merger Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

(f)                Termination of Exchange Fund. Any portion of the Exchange Fund (including any Fractional Share Consideration and any applicable dividends or other distributions with respect to Parent Common Stock) which remains undistributed to the holders of Company Common Shares for six (6) months after the Topco Merger Effective Time shall be delivered to Parent, upon demand, and any former holders of New Liberty Holdco Common Shares prior to the Topco Merger who have not theretofore complied with this Article III shall thereafter look only to Parent and only as general creditors thereof for payment of the Merger Consideration subject to the terms and conditions of this Article III.

(g)               No Liability. None of the Parent Parties, the Company Parties, the Exchange Agent, or any employee, officer, director, agent or Affiliate thereof, shall be liable to any Person if any portion of the Exchange Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

(h)               Investment of Exchange Fund. The Exchange Agent shall invest the cash portion of the Exchange Fund, as directed by the Parent. Any net profit resulting from, or interest or other income produced by, such investments shall be paid to Parent. No investment of the Exchange Fund shall relieve Parent or the Exchange Agent from making the payments required by this Article III. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payments of any of the cash payments contemplated by Section 3.4(e) or Section 3.8, Parent shall, as promptly as reasonably practicable, replace or restore the portion of the Exchange Fund lost through investments or other events so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments in accordance with Section 3.4(e) and Section 3.8.

Section 3.5            Lost Certificates. If any Certificate (including, for the avoidance of doubt for this purpose, certificates or book-entry shares, as applicable, formerly evidencing Company Common Shares as of immediately prior to the Company Merger Effective Time) shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, to the extent required by Parent or the Exchange Agent, the posting by such Person of a bond in customary amount, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, Fractional Share Consideration and any dividends or distributions to which such holder of New Liberty Holdco Common Shares is entitled pursuant to this Article III.

Section 3.6            Withholding Rights. Each of the Parties, each of their respective Representatives and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration and the Fractional Share Consideration (and any other consideration otherwise payable pursuant to this Agreement or deemed paid for Tax purposes), such amounts as it is required to deduct and withhold with respect to such payments under the Code, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.7            Dissenters’ Rights. No dissenters’ or appraisal rights, or rights of objecting shareholders under Title 3, Subtitle 2 of the MGCL, shall be available with respect to the Mergers or other transactions contemplated hereby, including any remedy under Section 3-201 et seq. of the MGCL.

Section 3.8            No Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares evidencing New Liberty Holdco Common Shares or the conversion of New Liberty Holdco Equity Awards pursuant to Section 3.3, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Notwithstanding any other provision of this Agreement, each holder of New Liberty Holdco Common Shares or a New Liberty Holdco Equity Award converted pursuant to the Topco Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock shall receive, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the VWAP of Parent Common Stock.

Section 3.9            Structure. The Company Parties and the Parent Parties shall reasonably and in good faith cooperate with, and reasonably and in good faith consider any reasonable changes requested by, the Parent Parties or the Company Parties, as applicable, regarding the structure of the transactions contemplated herein (including with respect to the restructuring transactions set forth in Section 7.19 of the Company Disclosure Schedule), including entering into appropriate amendments to this Agreement; provided that any such changes do not have an adverse effect on Parent, the Company, their respective Subsidiaries or the holders of Company Common Shares, including any adverse effect on the time by which the Mergers may be consummated.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES

Except (a) as disclosed in publicly-available Company SEC Reports filed with, or furnished to, as applicable, the SEC on or after January 1, 2017 and at least two (2) Business Days prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements to the extent they are cautionary, predictive or forward-looking in nature), or (b) as set forth in the applicable section of the disclosure schedules of the Company Parties delivered concurrently with the execution of this Agreement by the Company Parties to the Parent Parties (the “Company Disclosure Schedule”) (it being acknowledged and agreed that disclosure of any item in any Section of Article IV of the Company Disclosure Schedule shall qualify or modify the Section of this Article IV to which it corresponds and any other Section of this Article IV to the extent the applicability of the disclosure to such other Section is reasonably apparent from the text of the disclosure made (it being understood that to be so reasonably apparent it is not required that such other Sections be cross-referenced); provided, that (x) nothing in the Company Disclosure Schedule is intended to broaden the scope of any representation or warranty of the Company Parties made herein and (y) no reference to or disclosure of any item or other matter in the Company Disclosure Schedule shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which the Company or any of the Company Subsidiaries is a party exists or has actually occurred), each of the Company Parties, jointly and severally, represent and warrant to the Parent Parties that:

Section 4.1            Existence; Good Standing; Compliance with Law.

(a)               The Company is a real estate investment trust duly formed, validly existing and in good standing under the Laws of the State of Maryland. Section 4.1(a) of the Company Disclosure Schedule lists the jurisdictions in which the Company is duly qualified or licensed to do business as a foreign corporation or other entity. The Company is duly qualified or licensed to do business as a foreign corporation or other entity and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect. The Company has all requisite corporate or other requisite entity power and authority to own, operate, lease, hold and encumber its properties and carry on its business as now conducted.

(b)               A true, correct and complete list of each of the Company’s Subsidiaries (each, a “Company Subsidiary” and, collectively, the “Company Subsidiaries”), together with the jurisdiction of organization and the Company’s direct or indirect ownership or other equity interest in each such Company Subsidiary, is listed in Section 4.1(b) of the Company Disclosure Schedule. Each of the Company Subsidiaries is a corporation, limited partnership or limited liability company duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification or licensing, except for jurisdictions in which such failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, have or reasonably be expected to have, a Company Material Adverse Effect. Each Company Subsidiary has all requisite power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted.

(c)               The Company has previously made available to Parent true, correct and complete copies of (i) the Company Declaration of Trust, (ii) the Company Bylaws (together with the Company Declaration of Trust, the “Company Governing Documents”), (iii) the certificate of limited partnership of the Partnership (the “Certificate of Limited Partnership”), (iv) the second amended and restated agreement of limited partnership of the Partnership (the “Partnership Agreement” and, together with the Certificate of Limited Partnership, the “Partnership Governing Documents”), and (v) the bylaws and declaration of trust of New Liberty Holdco (the “New Liberty Holdco Governing Documents”), in each case as amended and in effect on the date of this Agreement. Each of the Company Governing Documents, the Partnership Governing Documents and the New Liberty Holdco Governing Documents are in full force and effect, and neither the Company, New Liberty Holdco nor the Partnership is in violation of any of the provisions of such documents.

Section 4.2            Authority.

(a)               Each of the Company and New Liberty Holdco has all requisite corporate or other requisite entity power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to receipt of the Company Shareholder Approval, to consummate the transactions contemplated by this Agreement to which the Company or New Liberty Holdco, as applicable, is a party, including the Company Mergers. The execution, delivery and performance by the Company and New Liberty Holdco of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or other organizational action on behalf of the Company and New Liberty Holdco, subject, with respect to the Company Mergers, to receipt of the Company Shareholder Approval and to the filing of the Company Articles of Merger with, and acceptance for record of the Company Articles of Merger by, the SDAT and, with respect to the Partnership Merger, to the filing of the applicable Partnership Merger Certificates with the DSOS and the Pennsylvania Department of State. No other corporate or other proceedings on the part of the Company or New Liberty Holdco are necessary to authorize this Agreement or the Company Mergers or to consummate the transactions contemplated by this Agreement. This Agreement has been duly authorized, executed and delivered by the Company and New Liberty Holdco and, assuming the due authorization, execution and delivery hereof by each of the Parent Parties, constitutes a valid and legally binding obligation of each of the Company and New Liberty Holdco, enforceable against the Company and New Liberty Holdco in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b)               The Company Board, at a duly held meeting, has, on behalf of the Company and in its capacity as the general partner of the Partnership, has, by unanimous vote, and the Board of Trustees of New Liberty Holdco, at a duly held meeting, has, by unanimous vote (i) duly and validly authorized and approved the execution, delivery and performance of this Agreement and the Mergers and declared that the Mergers are advisable and in the best interests of the Company, New Liberty Holdco and the Partnership, as applicable, (ii) directed that the Company Mergers be submitted for consideration at the Company Shareholder Meeting, (iii) resolved to recommend that the shareholders of the Company vote in favor of the approval of the Company Mergers (the “Company Recommendation”) and approved the inclusion of the Company Recommendation in the Proxy Statement/Prospectus, except that this clause (iii) is subject to Section 7.4(b)(iv) and Section 7.4(b)(v), and such resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, and (iv) taken all appropriate and necessary action to render any and all limitations on ownership of (x) Company Common Shares, as set forth in the Company Declaration of Trust and (y) New Liberty Holdco Common Shares, as set forth in New Liberty Holdco’s declaration of trust, in each case, inapplicable to the Company Mergers and the other transactions contemplated by this Agreement.

(c)               The Partnership has all requisite limited partnership power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which the Partnership is a party, including the Partnership Merger. The execution, delivery and performance by the Partnership of this Agreement and the consummation by the Partnership of the transactions contemplated hereby have been duly authorized by all necessary partnership action, and no other partnership proceedings or organizational action on the part of the Partnership are necessary to authorize this Agreement or the Partnership Merger or to consummate the transactions contemplated hereby, subject, with respect to the Partnership Merger, to the filing of the applicable Partnership Merger Certificates with the DSOS and the Pennsylvania Department of State. This Agreement has been duly executed and delivered by the Partnership and, assuming the due authorization, execution and delivery hereof by each of the Parent Parties, constitutes a valid and legally binding obligation of the Partnership, enforceable against the Partnership in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 4.3            Capitalization.

(a)               The authorized shares of beneficial interest of the Company consist of 300,000,000 transferable shares of beneficial interest of the Company, including 283,987,000 Company Common Shares and 16,013,000 preferred shares of beneficial interest, par value $0.001 per share (“Company Preferred Shares”). The authorized shares of beneficial interest of New Liberty Holdco consist of 300,000,000 transferable shares of beneficial interest of New Liberty Holdco, including 300,000,000 New Liberty Holdco Common Shares. As of the date hereof, all outstanding shares of beneficial interest and any other equity interests of New Liberty Holdco are owned by the Company. As of the close of business on October 23, 2019, (i) 157,522,191Company Common Shares (including 418,797 Company Common Shares subject to Company Restricted Stock Awards) were issued and outstanding, (ii) no Company Preferred Shares were issued or outstanding, (iii) 1,064,788 Company Common Shares were subject to outstanding Company Options with a weighted average exercise price of $35.62, (iv) 522,717 Company Common Shares were subject to outstanding Company RSU Awards (consisting of (A) 244,820 Company Common Shares subject to Company RSU Awards based on achievement of any applicable performance goals at the target level and (B) an additional 277,897 Company Common Shares eligible to be earned pursuant to Company RSU Awards if any applicable performance goals are achieved at the maximum level), (v) 4,238,854 Company Common Shares have been authorized and reserved for issuance pursuant to the Company Equity Incentive Plan, (vi) 527,567 Company Common Shares have been authorized and reserved for issuance pursuant to the ESPP, (vii) no warrants, rights, performance shares, performance share units, convertible or exchangeable securities or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of beneficial interest or other voting securities or ownership interests in the Company or any Company Subsidiary (other than the Company Options and Company RSU Awards disclosed in the foregoing clauses (iii) and (iv) and the Partnership OP Units disclosed in the following clause (viii)) with respect to the Company Common Shares or any other shares of beneficial interest or other equity interests of the Company were issued or outstanding, (viii) 3,489,449 Company Common Shares were reserved for issuance upon exchange of Partnership OP Units, (ix) 2,586,494 Company Common Shares were reserved for issuance under the Company Dividend Reinvestment and Share Purchase Plan and (x) the Company does not have any shares of beneficial interest or other equity interests issued or outstanding except as set forth in this sentence. Since October 23, 2019 to the date of this Agreement, no shares of beneficial interest or other equity interests of the Company (or any equity-based awards or other rights with respect to shares of beneficial interest or other equity interest of the Company) have been issued, authorized or reserved for issuance other than, in each case, with respect to Company Common Shares reserved for issuance as described in clauses (iii), (iv), (vi), (viii) and (ix) above. All issued and outstanding shares of beneficial interest of the Company and New Liberty Holdco are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(b)               The Company has no outstanding bonds, debentures, notes or other obligations or securities the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with the shareholders of the Company on any matter (whether together with such shareholders or as a separate class).

(c)               Section 4.3(c) of the Company Disclosure Schedule sets forth a true, complete and correct list of all outstanding equity awards as of October 23, 2019, including Company Options, Company RSU Awards, and Company Restricted Stock Awards, granted by the Company under the Company Equity Incentive Plan (each, a “Company Equity Award” and, collectively, the “Company Equity Awards”), including the name of the Person to whom such Company Equity Awards have been granted, the number of Company Common Shares subject to each Company Equity Award, the date on which such Company Equity Award was granted, and the exercise price (if any) applicable to such Company Equity Award. All Company Common Shares to be issued pursuant to any Company Equity Award shall be, when issued, duly authorized, validly issued, fully paid, nonassessable, and free of preemptive rights. As of October 23, 2019, there were an aggregate of 1,728,405 Company Equity Awards outstanding, assuming Company RSU Awards are earned at target. The dividend reinvestment feature relating to Company RSU Awards will increase the number of Company Common Shares subject to Company Equity Awards by approximately 1,800 Company Common Shares prior to Closing, assuming Company RSU Awards are earned at target. Other than the Company Equity Awards set forth in Section 4.3(c) of the Company Disclosure Schedule, there are no other equity-based awards or other rights with respect to the Company Common Shares issued and outstanding under the Company Equity Incentive Plan or otherwise as of the date hereof. All Company Equity Awards were (i) granted, accounted for, reported and disclosed in accordance with applicable Law and accounting rules and (ii) granted in accordance with the terms of the Company Equity Incentive Plan. The treatment of the Company Equity Awards contemplated in Section 3.3(a), Section 3.3(b) and Section 3.3(c) complies with the terms of the Company Equity Incentive Plan and applicable award agreements.

(d)               There are no agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of any shares of beneficial interest or other equity interests of the Company or any Company Subsidiary or which restrict the transfer of any such shares, nor are there, to the Company’s Knowledge, any third-party agreements or understandings with respect to the voting of any such shares or equity interests or which restrict the transfer of any such shares or equity interests.

(e)               Except as set forth in the Partnership Agreement, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem, exchange, convert or otherwise acquire any shares of beneficial interest, partnership interests or any other securities of the Company or any Company Subsidiary.

(f)                Neither the Company nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any agreement to register the offer and sale or resale of any of their securities under the Securities Act.

(g)               Neither the Company nor any Company Subsidiary has a “poison pill” or similar shareholder rights plan.

(h)               Except as set forth in this Section 4.3, there are no (i) voting trusts, proxies or other similar agreements or understandings to which the Company or any Company Subsidiary was bound with respect to the voting of any shares of beneficial interest of the Company or other equity interests in any Company Subsidiary, (ii) contractual obligations or commitments of any character to which the Company or any Company Subsidiary was a party or by which the Company or any Company Subsidiary was bound restricting the transfer of, or requiring the registration for the sale of, any shares of beneficial interest of the Company or other equity interests in any Company Subsidiary or (iii) stock appreciation rights, performance shares, performance share units, contingent value rights, “phantom” stock or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of beneficial interest or other voting securities or ownership interests in the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has granted any preemptive rights, anti-dilutive rights, or rights of first refusal or similar rights with respect to any of its shares of beneficial interest or other equity interests.

(i)                 All dividends or other distributions on the Company Common Shares and any material dividends or other distributions on any securities of any Company Subsidiary which have been authorized and declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(j)                 The Company is the sole general partner of the Partnership. As of October 23, 2019, the Company owned 97.8% of the Partnership OP Units and none of the Partnership Preferred Units. As of October 23, 2019, the Partnership’s Limited Partners (as defined in the Partnership Agreement) (not including the Partnership OP Units held by the Company), owned 2.2% of the Partnership OP Units and 100% of the Partnership Preferred Units. Section 4.3(j) of the Company Disclosure Schedule sets forth a true, correct and complete list of the holders of all Partnership OP Units and Partnership Preferred Units, such holder’s most recent address and the exact number and type (e.g., general, limited, etc.) of Partnership OP Units and Partnership Preferred Units held as of October 23, 2019. Other than Partnership OP Units and Partnership Preferred Units set forth on Section 4.3(j) of the Company Disclosure Schedule, there are no other issued or outstanding equity interests of the Partnership. Since October 23, 2019 to the date of this Agreement, no Partnership OP Units, Partnership Preferred Units or other equity interests of the Partnership have been issued, authorized or reserved for issuance. Except as set forth in this Section 4.3, there are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate the Partnership to issue, transfer or sell any partnership interests of the Partnership. Except as set forth in the Partnership Agreement, there are no outstanding contractual obligations of the Partnership to repurchase, redeem or otherwise acquire any partnership interests of the Partnership. The partnership interests owned by the Company and, to the Company’s Knowledge, the partnership interests owned by the Partnership’s Limited Partners (as defined in the Partnership Agreement), are subject only to the restrictions on transfer set forth in the Partnership Agreement and those imposed by applicable Securities Laws. All issued and outstanding Partnership OP Units and Partnership Preferred Units are duly authorized, validly issued, fully paid and free of preemptive rights.

Section 4.4            Subsidiary Interests. All issued and outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the other Company Subsidiaries are duly authorized and validly issued. There are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate any Company Subsidiary (other than the Partnership OP Units and Partnership Preferred Units disclosed pursuant to Section 4.3) to issue, transfer or sell any interests with respect to any Company Subsidiary. Except for the Partnership OP Units and Partnership Preferred Units identified in Section 4.3(j) of the Company Disclosure Schedule as being owned by a holder other than the Company, all issued and outstanding shares or other equity interests of each Company Subsidiary are owned directly or indirectly by the Company free and clear of all liens, pledges, security interests, claims, call rights, options, right of first refusal, rights of first offer, agreements, limitations on the Company’s or any Company Subsidiary’s voting rights, charges or other encumbrances of any nature whatsoever.

Section 4.5            Other Interests. Except for the interests in the Company Subsidiaries set forth in Section 4.1(b) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any Person.

Section 4.6            Consents and Approvals; No Violations. Subject to receipt of the Company Shareholder Approval, and except (a) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, state securities or state “blue sky” Laws, and (b) for filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT, and the filing of the applicable Partnership Merger Certificates with the DSOS and the Pennsylvania Department of State, none of the execution, delivery or performance of this Agreement by the Company Parties, the consummation by the Company Parties of the transactions contemplated hereby or compliance by the Company Parties or the Company Subsidiaries with any of the provisions hereof will (i) conflict with or result in any breach or violation of any provision of the Company Governing Documents, the New Liberty Holdco Governing Documents or the Partnership Governing Documents, (ii) require any filing by any of the Company Parties or any Company Subsidiary with, notice to, or permit, authorization, consent or approval of, any Governmental Authority, except (A) (I) the filing with the SEC of the Proxy Statement/Prospectus in preliminary and definitive form and of a registration statement on Form S-4 pursuant to which the offer and sale of shares of Parent Common Stock in the Topco Merger (and, if required, of the New Liberty Holdco Common Shares in the Company Merger) will be registered pursuant to the Securities Act (together with any amendments or supplements thereto, the “Form S-4”), and the declaration of effectiveness of the Form S-4, and (II) the filing with the SEC of such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (B) as may be required under the rules and regulations of the NYSE, and (C) such filings as may be required in connection with Transfer Taxes, (iii) require any consent or notice under, result in a violation or breach by the Company, New Liberty Holdco or any Company Subsidiary of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancelation or acceleration) under, result in the triggering of any payment or result in the creation of any Encumbrance on any property or asset of the Company or any of the Company Subsidiaries pursuant to any of the terms, conditions or provisions of any Company Material Contract to which Company or any Company Subsidiary is a party or by which it or any of its respective properties or assets may be bound, or (iv) violate or conflict with any Law applicable to the Company or any Company Subsidiary or any of its respective properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect.

Section 4.7            Compliance with Applicable Laws. Since January 1, 2017, none of the Company or any Company Subsidiary has been, or is in, violation of, or has been given written notice of or been charged with any violation of, any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound (except for Laws addressed in Section 4.12, Section 4.13 or Section 4.21, which shall be governed solely by such Sections), except for any such violations that have been cured, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for the Permits that are the subject of Section 4.12 and Section 4.13, which are addressed solely in those Sections, the Company and each Company Subsidiary has all permits, authorizations, approvals, registrations, certificates, orders, waivers, clearances and variances (each, a “Permit”) necessary to conduct the Company’s or a Company Subsidiary’s business, as applicable, substantially as it is being conducted as of the date hereof, except in each case as would not reasonably be likely to have a Company Material Adverse Effect. To the Company’s Knowledge, none of the Company or any Company Subsidiary has received written notice that any Permit will be terminated or modified or cannot be renewed in the ordinary course of business, except which termination, modification or nonrenewal would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect. All such Permits are valid and in full force and effect and there are no pending or, to the Company’s Knowledge, threatened administrative or judicial Actions that would reasonably be expected to result in modification, termination or revocation thereof, except which modification, termination or revocation would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect. To the Company’s Knowledge, since January 1, 2017, the Company and each Company Subsidiary has been in material compliance with the terms and requirements of such Permits.

Section 4.8            SEC Reports, Financial Statements and Internal Controls.

(a)               Each of the Company Parties has, since January 1, 2017, filed with or otherwise furnished to (as applicable) the SEC on a timely basis all reports, schedules, forms, registration statements, definitive proxy statements and other documents required to be filed or furnished by it under the Exchange Act or the Securities Act (the “Securities Laws”), together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents, together with any documents and information incorporated therein by reference, collectively, the “Company SEC Reports”), all of which were prepared in all material respects in accordance with the requirements of the Securities Laws. As of their respective dates, the Company SEC Reports (other than preliminary materials) (i) complied (or with respect to Company SEC Reports filed after the date hereof, will comply) as to form in all material respects with the requirements of the Securities Laws and (ii) at the time of filing or being furnished (or effectiveness in the case of registration statements) did not (or with respect to Company SEC Reports filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Company SEC Reports filed with or furnished to the SEC and publicly available prior to the date of this Agreement and provided that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of the Company, New Liberty Holdco or the Partnership. Neither the Company, New Liberty Holdco nor the Partnership has any outstanding and unresolved comments from the SEC with respect to the Company SEC Reports. Each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of its date and each of the consolidated statements of income, retained earnings and cash flows of the Company included in or incorporated by reference into the Company SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings or cash flows, as the case may be, of the Company and the Company Subsidiaries for the periods set forth therein, in each case in accordance with GAAP and the applicable rules, accounting requirements and regulations of the SEC consistently applied during the periods involved, except to the extent such financial statements have been modified or superseded by later Company SEC Reports filed with or furnished to the SEC and publicly available prior to the date of this Agreement, and except, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act and pursuant to Sections 13 or 15(d) of the Exchange Act and for normal year-end audit adjustments which would not be material in amount or effect. With the exception of the Partnership, no Company Subsidiary is required to file any form or report with the SEC.

(b)               Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate of the Company or any Company Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company, any Company Subsidiary or such Company’s or Company Subsidiary’s audited financial statements or other Company SEC Reports.

(c)               There are no liabilities of the Company or any Company Subsidiary of a nature that would be required under GAAP to be set forth on the consolidated financial statements of the Company or the notes thereto, other than liabilities (i) adequately provided for on the balance sheet of the Company dated as of December 31, 2018 (including the notes thereto) included in the Company SEC Reports filed with the SEC and publicly available prior to the date of this Agreement, (ii) incurred under this Agreement or in connection with the transactions contemplated hereby, or (iii) incurred in the ordinary course of business, consistent with past practice, subsequent to December 31, 2018.

(d)               Since the end of the Company’s most recent audited fiscal year, there have been no significant deficiencies or material weakness in the Company’s internal control over financial reporting (whether or not remediated) and no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is not aware of any change in its internal control over financial reporting that has occurred since December 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Since January 1, 2017, (x) the Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to the Company and required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure, (i) to the Company’s Knowledge, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of the Company to material information relating to the Company required to be included in the reports the Company is required to file under the Exchange Act, and (ii) the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s independent registered public accounting firm and the audit committee of the Company Board (A) all known significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. The principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

Section 4.9            Litigation. There is no Action pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary nor any of the Company Properties is subject to any outstanding order, writ, judgment, injunction, stipulation, award or decree of any Governmental Authority that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.10          Absence of Certain Changes. From January 1, 2019 through the date hereof, the Company and the Company Subsidiaries have conducted their businesses in all material respects in the ordinary course of business consistent with past practice and there has not been: (a) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company (other than the regular quarterly dividends to be paid to holders of Company Common Shares); (b) any Company Material Contracts entered into by the Company or any of the Company Subsidiaries; (c) any material change in the Company’s accounting principles, practices or methods except insofar as may have been required by a change in GAAP; or (d) any Event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.11          Taxes.

(a)               Each of the Company and the Company Subsidiaries (i) has timely filed (or had filed on its behalf) all material Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Authority), and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid (or had timely paid on its behalf) all material Taxes required to be paid by it, other than Taxes being contested in good faith and for which adequate reserves have been established in the Company’s most recent financial statements contained in the Company SEC Reports.

(b)               The Company, (i) for all taxable years commencing with the taxable year ending December 31, 1994 through and including its taxable year ending December 31 immediately prior to the Company Merger Effective Time, has elected and has been subject to U.S. federal taxation as a “real estate investment trust” (a “REIT”) within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years, (ii) has operated at all times since such date, and will continue to operate until the Closing, in such a manner as to permit it to continue to qualify as a REIT for the taxable year that will end with the consummation of the Company Mergers, and (iii) has not taken or omitted to take any action that would reasonably be expected to result in the Company’s failure to qualify as a REIT or a successful challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to the Knowledge of the Company, threatened.

(c)               The most recent financial statements contained in the Company SEC Reports reflect an adequate reserve for all Taxes payable by the Company and the Company Subsidiaries for all taxable periods and portions thereof through the date of such financial statements in accordance with GAAP, whether or not shown as being due on any Tax Returns.

(d)               No material deficiencies for any Taxes have been asserted or assessed in writing against the Company or any of the Company Subsidiaries and remain outstanding as of the date of this Agreement, and no requests for waivers of the time to assess any such Taxes are pending.

(e)               The Company does not directly or indirectly hold any asset the disposition of which would subject it to tax on built-in gain pursuant to IRS Notice 88-19, Section 1.337(d)-7 of the Treasury Regulations, or any other temporary or final regulations issued under Section 337(d) of the Code or any elections made thereunder.

(f)                No entity in which the Company directly or indirectly owns an interest is or at any time since the later of its acquisition or formation has been a corporation for United States federal income tax purposes, other than a corporation that qualifies as a “qualified REIT subsidiary” within the meaning of Section 856(i)(2) of the Code (“Qualified REIT Subsidiary”) or a “taxable REIT subsidiary” within the meaning of Section 856(l) of the Code (“Taxable REIT Subsidiary”). Section 4.11(f) of the Company Disclosure Schedule sets forth a true, correct and complete list of each entity in which the Company directly or indirectly owns an interest and the U.S. federal income tax status of such entity as a REIT, Qualified REIT Subsidiary, Taxable REIT Subsidiary, “partnership” or entity disregarded from its owner, controlled foreign corporation or passive foreign investment company.

(g)               No entity in which the Company directly or indirectly owns an interest is or at any time since the later of its acquisition or formation has been a “publicly traded partnership” taxable as a corporation under Section 7704(b) of the Code.

(h)               Taking into account all distributions to be made by the Company prior to the Topco Merger Effective Time, the Company will have distributed cash to its shareholders in its taxable year ending with the Company Mergers in an amount equal to or in excess of the amount required to be distributed pursuant to Section 857(a) of the Code in respect of its taxable year ending with the Company Mergers, and the calculation of such amounts shall be provided to Parent for its review and comment.

(i)                 Neither the Company nor any Company Subsidiary (other than a Taxable REIT Subsidiary of the Company) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither the Company nor any Company Subsidiary has engaged in any transaction that would give rise to “redetermined rents”, “redetermined deductions”, “excess interest” or “redetermined TRS service income”, in each case as defined in Section 857(b)(7) of the Code.

(j)                 (i) There are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to the Knowledge of the Company, threatened with regard to any material Taxes or Tax Returns of the Company or any Company Subsidiary, including claims by any Governmental Authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns; (ii) neither the Company nor any of the Company Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); and (iii) neither the Company nor any Company Subsidiary has requested or received a ruling from, or requested or entered into a binding agreement with, the IRS or other Governmental Authorities relating to Taxes.

(k)               The Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 through 1474, and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(l)                There are no liens for Taxes upon any property or assets of the Company or any Company Subsidiary except liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(m)             There is no Tax allocation or sharing agreement or similar arrangement with respect to which the Company or any Company Subsidiary is a party (other than customary arrangements under commercial contracts or borrowings entered into in the ordinary course of business). There are no Tax Protection Agreements to which the Company, any Company Subsidiary or any other entity in which the Company or a Company Subsidiary has an interest is directly or indirectly subject. For purposes of this Agreement, “Tax Protection Agreement” means any agreement pursuant to which a Person has agreed to (i) maintain a minimum level of debt, continue a particular debt or allocate a certain amount of debt to a particular Person, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, (iv) use or refrain from using a particular method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such Person or any of its subsidiaries, (v) use or refrain from using a particular method for allocating one or more liabilities of such Person or any of its subsidiaries under Section 752 of the Code, and/or (vi) only dispose of assets in a particular manner, in each case for Tax reasons.

(n)               Except for ordinary course transactions that may be “reportable transactions” solely on account of the recognition of a tax loss, neither the Company nor any Company Subsidiary is or has been a party to any “reportable transaction” as such term is used in the Treasury Regulations under Section 6011 of the Code.

(o)               Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(p)               The Company has no Knowledge of any prior or current ownership of the Company’s Common Shares (through the date hereof) that would prevent the Company from qualifying as a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code.

(q)               Neither the Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(r)                Section 4.11(r) of the Company Disclosure Schedule sets forth a list of all transactions intended to qualify as an exchange subject to Section 1031(a)(1) of the Code in which either the Company or any of the Company Subsidiaries has participated that has not been completed as of the date hereof.

(s)                Neither the Company nor any of the Company Subsidiaries (other than a Taxable REIT Subsidiary) has or has had any earnings and profits at the close of any taxable year (including such taxable year that will close as of the Closing Date) that were attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(t)                 The Company is not aware of any fact or circumstance that could reasonably be expected to prevent each of the Company Merger and the Topco Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(u)               Neither the Company nor any of the Company Subsidiaries (i) has, or has ever had, a permanent establishment in any country other than the country in which it is organized and resident, (ii) has engaged in a trade or business in any country other than the country in which it is organized and resident that subjected it to Tax in such country, or (iii) is, or has ever been, subject to Tax in a jurisdiction outside the country in which it is organized and resident.

(v)               Neither the Company nor any of the Company Subsidiaries has made an election under Section 965(h) of the Code to pay the “net tax liability” (as defined therein) in installments or made an election under Section 965(m) of the Code to defer the inclusion in gross income of a portion of the amount required to be taken into account under Section 951(a)(1) of the Code.

Section 4.12          Properties.

(a)               Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of the Company Subsidiaries owns fee simple title to, or has a leasehold interest in, each of the real properties identified as owned by the Company in the Company SEC Reports (collectively, the “Company Properties”). In each case, such Company Properties are owned or leased, as the case may be, free and clear of liens, mortgages or deeds of trust, claims against title, charges which are liens, security interests or other encumbrances on title (“Encumbrances”), except for (i) liens for Taxes or other governmental charges, assessments or levies that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required by GAAP), (ii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar liens arising or incurred in the ordinary course of business consistent with past practice that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required by GAAP), or that are not otherwise material, (iii) Encumbrances disclosed in the public records or in existing title policies, the existence of which does not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of such real property, and (iv) other Encumbrances that do not, and would not reasonably be expected to, materially impair or interfere with the marketability, value or use and enjoyment of any such real property (as such property is currently being used or, with respect to any development properties, intended to be used).

(b)               Section 4.12(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of the real property which, as of the date of this Agreement, is under contract to be purchased by the Company or a Company Subsidiary after the date of this Agreement or that is required under a binding contract to be leased or subleased by the Company or a Company Subsidiary as lessee or sublessee after the date of this Agreement. There are no written agreements to which either the Company or any Company Subsidiary is a party pursuant to which either the Company or any Company Subsidiary is obligated to buy, lease or sublease any real properties at some future date.

(c)               There are title insurance policies issued to the Company or the applicable Company Subsidiary for each Company Property, and no written claim has been made against any such policy by the Company or any Company Subsidiary which remains outstanding.

(d)               Neither the Company nor any Company Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or, to the Company’s Knowledge, threatened with respect to any of the Company Properties, that would interfere in any material manner with the current use (or with respect to development properties, the future intended use) of the Company Properties (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the operations of such Company Properties (assuming (other than in connection with development properties) its continued use in the manner it is currently operated), or (ii) any Laws, including any zoning regulation or ordinance, building or similar Law, code, ordinance, order or regulation, has been violated (and remains in violation) for any Company Property (other than violations of any zoning regulation or ordinance resulting from a change to such zoning regulation or ordinance which render such Company Property legally non-conforming pursuant to such zoning regulations or ordinances), which have not been cured, contested in good faith or which violations would individually, or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect.

(e)               Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except for any statutory rights or options to occupy or purchase any Company Property in favor of a Governmental Authority, neither the Company nor any of the Company Subsidiaries has granted any unexpired option agreements, rights of first offer or rights of first refusal with respect to the purchase of a Company Property or any portion thereof or any other unexpired rights in favor of any Persons to purchase or otherwise acquire a Company Property or any portion thereof or entered into any contract for sale or letter of intent to sell any Company Property or any portion thereof.

(f)                To the Company’s Knowledge, each of the Company Properties has sufficient direct or indirect access to and from publicly dedicated streets for its current use and operation, without any constraints that materially interfere with the normal use, occupancy and operation thereof.

(g)               Section 4.12(g) of the Company Disclosure Schedule lists all ground leases (whether as lessor or lessee) affecting the interest of the Company or any Company Subsidiary in the Company Properties in effect as of the date hereof, true and complete in all material respects copies of which ground leases were made available to Parent on the Company Datasite prior to the date hereof.

(h)               Section 4.12(h) of the Company Disclosure Schedule sets forth a true, correct and complete list of the real property which is under ground-up development as of the date hereof (each, a “Company Development Property”, and, collectively, the “Company Development Properties”). There are no defaults under any of the Company Development Contracts which, individually or in the aggregate, have had, or would reasonably be expected to have, a Company Material Adverse Effect. The Company or the Company Subsidiaries have obtained any and all material approvals, consents and authorizations to initiate and complete the currently contemplated development, redevelopment or constructions of the Company Development Properties. Section 4.12(h) of the Company Disclosure Schedule lists the common name and address of each Company Property which is vacant land.

Section 4.13          Environmental Matters.

(a)               The Company and the Company Subsidiaries (i) are in compliance with all Environmental Laws, and (ii) are in compliance with their respective Environmental Permits, except, in each case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)               Neither the Company nor any Company Subsidiary has received any written notice alleging that the Company or any Company Subsidiary may be in violation of, or have liability under any Environmental Law the subject of which remains unresolved, except, as such violation or liability has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)               Neither the Company nor any Company Subsidiary has entered into or agreed to any consent decree or order or is a party to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials that, in each case, would be reasonably likely to result in material liability for the Company or any Company Subsidiary.

(d)               Since January 1, 2017, neither the Company nor any Company Subsidiary has (i) contractually assumed any material liability of another Person under any Environmental Law or (ii) released Hazardous Materials on any real property owned, leased or operated by the Company or the Company Subsidiaries, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)               Notwithstanding any other provision of this Agreement, this Section 4.13 contains the exclusive representations and warranties of the Company Parties with respect to Environmental Laws, Hazardous Materials or other environmental matters.

Section 4.14          Employee Benefit Plans.

(a)               Section 4.14(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of every material employee benefit plan, within the meaning of ERISA Section 3(3) (whether or not subject to ERISA), and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, profit sharing, pension, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan that is currently maintained or contributed to by the Company or any Company Subsidiary or under or with respect to which the Company or any Company Subsidiary or their respective ERISA Affiliates would have any material liability (“Company Employee Programs”).

(b)               Each Company Employee Program that is intended to qualify under Section 401(a) of the Code (the “Company 401(k) Plan”) has received a favorable determination or opinion letter from the IRS regarding its qualification thereunder and, to the Company’s Knowledge, no event has occurred and no condition exists that could reasonably be expected to result in the revocation of any such determination.

(c)               Each Company Employee Program complies in form and has been administered in accordance with the requirements of applicable Law, including ERISA and the Code, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and is being administered and operated in all material respects in accordance with its terms. No Company Employee Program or any other employee benefit plan maintained, sponsored or contributed to by the Company or any ERISA Affiliate now or at any time within the previous six (6) years was subject to Title IV of ERISA or is a multiemployer plan, within the meaning of ERISA Section 3(37). None of the Company Employee Programs is a multiple employer pension plan or a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(d)               All payments and/or contributions required to have been made with respect to all Company Employee Programs either have been made or have been accrued in accordance with the terms of the applicable Company Employee Program and applicable Law.

(e)               No material liability or Action has been made, commenced or, to the Knowledge of the Company, threatened with respect to any Company Employee Program (other than for benefits payable in the ordinary course of business).

(f)                No Company Employee Program provides for post-termination or retiree medical benefits (other than under Section 4980B of the Code) to any current or future retiree or former employee.

(g)               Except as otherwise provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Company Mergers will (either alone or together with any other event) (i) result in, or cause, the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, trustee or other service provider of the Company, (ii) result in any payment or benefit to any person which would constitute an “excess parachute payment” (within the meaning of Section 280G of the Code), or (iii) result in any limitation on the ability of the Company or any Company Subsidiary to amend or terminate any Company Employee Program.

(h)               There have been no non-exempt “prohibited transactions” (as described in Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Employee Program and none of the Company or any of its ERISA Affiliates has engaged in any prohibited transaction, in any case that have not been corrected in full, except, in either case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i)                 The Company, and each Company Employee Program that is a “group health plan” as defined in Section 733(a)(1) of ERISA (a “Health Plan”), (i) is currently in compliance in all material respects with the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (“PPACA”), the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152 (“HCERA”), and the regulations and guidance issued thereunder, and (ii) has been in compliance in all material respects with such Laws since March 23, 2010. No event has occurred, and no conditions or circumstance exists, that would reasonably be expected to subject the Company, or any Health Plan, to material penalties or excise taxes under Sections 4980D, 4980H, or 4980I of the Code or any other provision of PPACA, HCERA, or the Code.

Section 4.15          Labor and Employment Matters.

(a)               Neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor union organization, nor are there any negotiations or discussions currently pending or occurring between the Company, or any of the Company Subsidiaries, and any union or employee association regarding any collective bargaining agreement or any other work rules or polices. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries relating to their business. To the Company’s Knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of the Company Subsidiaries.

(b)               There are no proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries in any forum by or on behalf of any present or former employee of the Company or any of the Company Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company or any of the Company Subsidiaries in connection with the employment relationship, which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(c)               Since January 1, 2017, the Company and the Company Subsidiaries have been and are in compliance with (i) all applicable Laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, harassment, non-discrimination in employment, workers’ compensation, unemployment compensation and the collection and payment of withholding or payroll Taxes and similar Taxes and (ii) all obligations of the Company and the Company Subsidiaries under any employment agreement, consulting agreement, severance agreement, collective bargaining agreement or any similar employment or labor-related agreement or understanding, except, in each case, any such noncompliance that would not, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect. Since January 1, 2017, all independent contractors and consultants providing personal services to the Company and the Company Subsidiaries have been properly classified as independent contractors for purposes of all Laws, including Laws with respect to employee benefits, and all employees of the Company and the Company Subsidiaries have been properly classified under the FLSA, except, in each case, as would not, individually or in the aggregate, have, or would reasonably be expected to have, a Company Material Adverse Effect.

(d)               During the preceding three (3) years, (i) the Company and the Company Subsidiaries have not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with the Company or any of the Company Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) the Company and the Company Subsidiaries have not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar applicable Law.

Section 4.16          No Brokers. Other than with Goldman Sachs & Co. LLC and Citigroup Global Markets Inc., which the Company has retained as its financial advisors in connection with the Mergers, neither the Company nor any of the Company Subsidiaries has entered into any contract, arrangement or understanding with any Person or firm which may result in the obligation of such entity or any of the Parent Parties to pay any finder’s fees, brokerage or agent’s commissions or other like payments in connection with the negotiations leading to this Agreement, the entry into this Agreement or the consummation of the Mergers or other transactions contemplated hereby. True and complete copies of the engagement letters with Goldman Sachs & Co. and Citigroup Capital Markets have been made available to Parent prior to the date hereof.

Section 4.17          Opinions of Financial Advisors. The Company Board has received the opinions of Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. to the effect that, as of the date of such opinions and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to holders of Company Common Shares (other than Parent and its Affiliates). True and complete copies of such opinions will be provided to Parent by the Company solely for informational purposes within one (1) Business Day after the date of this Agreement.

Section 4.18          Vote Required. The affirmative vote of the holders of two-thirds of the outstanding Company Common Shares entitled to vote on the approval of the Company Mergers is the only vote of the holders of any class or series of shares of beneficial interest of the Company or other equity interests in any Company Subsidiary (other than the Partnership) necessary to approve the Mergers and, to the extent such shareholder approval is required, the other transactions contemplated by this Agreement (the “Company Shareholder Approval”). The Company, as the sole general partner of the Partnership and as a limited partner, has approved this Agreement and the Partnership Merger, and such approval is the only approval necessary for the approval of this Agreement, the Partnership Merger and the other transactions contemplated by this Agreement by, or on behalf of, the Partnership.

Section 4.19          Company Material Contracts.

(a)               Other than as set forth in the exhibits to the Company SEC Reports filed with the SEC and publicly available prior to the date of this Agreement, Section 4.19(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Material Contracts as of the date hereof. A true, complete and correct copy of each Company Material Contract, as of the date of this Agreement, has been made available by the Company to Parent prior to the date of this Agreement. Each Company Material Contract is legal, valid, binding and enforceable on the Company and each Company Subsidiary that is a party thereto, and, to the Company’s Knowledge, on each other Person party thereto, and is in full force and effect except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b)               Neither the Company nor any Company Subsidiary is, and, to the Company’s Knowledge, no other Party to a Company Material Contract is in violation of, or in default under (nor does there exist any condition which, upon the passage of time or the giving of notice or both, would cause such a violation of or default under) any Company Material Contract to which it is a party or by which any of its properties or assets is bound, except for violations or defaults that, individually or in the aggregate, have not and would not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received written, or to the Knowledge of the Company, oral notice of any material violation of, or material default under, any Company Material Contract.

(c)               As of the date of this Agreement, there is no outstanding Indebtedness of the Company and its Subsidiaries in excess of $10,000,000 in principal amount, other than Indebtedness in the principal amounts identified by instrument in Section 4.19(c) of the Company Disclosure Schedule.

Section 4.20          Related Party Transactions. From January 1, 2017 through the date of this Agreement, there have been no transactions or contracts between the Company or any Company Subsidiary, on the one hand, and any Affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

Section 4.21          Intellectual Property.

(a)               Section 4.21(a) of the Company Disclosure Schedule sets forth a correct and complete list of all Intellectual Property owned by the Company or any Company Subsidiary that is the subject of an application, certificate, filing, registration or other document issued by, filed with or recorded by any Governmental Authority or domain name registrar (the “Registered Intellectual Property”), together with all material unregistered trademarks. To the Company’s Knowledge, all material Registered Intellectual Property has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees.

(b)               To the Company’s Knowledge, the conduct of the business of the Company and the Company Subsidiaries as it is currently conducted and planned to be conducted does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any third party and the Company has not received any written allegations to that effect.

(c)               To the Company’s Knowledge, no third party is currently misappropriating, infringing or otherwise violating any Intellectual Property rights of the Company or any Company Subsidiary.

(d)               Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of the Company and the Company Subsidiaries as it is currently conducted; provided, however, that the foregoing representation and warranty in this Section 4.21(d) shall not constitute or be deemed or construed as any representation or warranty with respect to infringement, misappropriation, or violation of any Intellectual Property rights (which is addressed in Section 4.21(b) and Section 4.21(c)).

(e)               To the Company’s Knowledge, the Company and the Company Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all trade secrets and any other material confidential information of the Company and the Company Subsidiaries (and any confidential information owned by any Person to whom the Company or any of the Company Subsidiaries has a confidentiality obligation). To the Company’s Knowledge, no such trade secrets or other material confidential information has been disclosed by the Company or any Company Subsidiaries to any Person other than pursuant to a written agreement restricting the disclosure and use of such trade secrets or any other material confidential information by such Person.

(f)                The IT Assets (i) are in operating order in all material respects and are fulfilling the purposes for which they were acquired, licensed or established in an efficient manner without material downtime or errors, (ii) have not, in the past three (3) years, experienced any material errors and/or breakdowns, (iii) to the Company’s Knowledge, do not contain Unauthorized Code, (iv) to the Company’s Knowledge, have not experienced any material security breaches, and (v) are considered by the Company to effectively perform, in all material respects, all information technology operations necessary to conduct the businesses of the Company and the Company Subsidiaries as they are currently conducted.

Section 4.22          Insurance. The Company and the Company Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company (taking into account the cost and availability of such insurance) and which the Company believes are adequate for the operation of its business and the protection of its assets. There is no claim by the Company or any Company Subsidiary pending under any such insurance policies which (a) has been denied or disputed by the insurer or (b) would have, or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid and the Company and the Company Subsidiaries are in compliance in all material respects with the terms of such insurance policies, and no written notice of cancelation or termination has been received by the Company with respect to any such insurance policy other than in connection with ordinary course renewals.

Section 4.23          Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company Parties for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus will (a) in the case of the Form S-4, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Proxy Statement/Prospectus, on the date such Proxy Statement/Prospectus is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, or at the time that the Form S-4 is declared effective or at the Company Merger Effective Time or the Topco Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. At each of the times described in the preceding sentence, the Form S-4 and the Proxy Statement/Prospectus will (with respect to the Company, New Liberty Holdco, their officers and trustees and the Company Subsidiaries) comply as to form in all material respects with the applicable requirements of the Securities Laws. No representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of the Company, New Liberty Holdco or the Partnership.

Section 4.24          Investment Company Act. None of the Company or any Company Subsidiary is required to be registered under the Investment Company Act.

Section 4.25          Takeover Statutes. Each of the Company Parties has taken such actions and votes as are necessary on its part to render the provisions of any “fair price,” “moratorium,” “control share acquisition,” the provisions contained in Subtitle 6 of Title 3 of the MGCL or any other anti-takeover statute or similar federal or state statute (the “Takeover Statutes”) inapplicable to this Agreement, the Mergers and other transactions contemplated by this Agreement.

Section 4.26          Activities of New Liberty Holdco. New Liberty Holdco was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. New Liberty Holdco has engaged in no other business activities, has no liabilities or obligations, other than those incident to its formation and incurred pursuant to this Agreement, and has conducted its operations only as contemplated hereby.

Section 4.27          No Other Representations or Warranties. The Company Parties acknowledge that, except for the representations and warranties made by the Parent Parties in Article V, neither Parent, Parent OP, Prologis Merger Sub, Prologis OP Merger Sub nor any of their respective Representatives makes any representations or warranties, and Parent, Parent OP, Merger Sub and Prologis OP Merger Sub hereby disclaim any other representations or warranties, with respect to Parent, Parent OP, Prologis Merger Sub, Prologis OP Merger Sub, the Parent Subsidiaries, or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by Parent, Parent OP, Merger Sub and Prologis OP Merger Sub, notwithstanding the delivery or disclosure to the Company Parties or their Representatives of any documentation or other information with respect to any one or more of the foregoing.

Article V

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except (a) as disclosed in publicly-available Parent SEC Reports filed with, or furnished to, as applicable, the SEC on or after January 1, 2017 and at least two (2) Business Days prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements to the extent they are cautionary, predictive or forward-looking in nature), or (b) as set forth in the applicable section of the disclosure schedules of the Parent Parties delivered concurrently with the execution of this Agreement by the Parent Parties to the Company Parties (the “Parent Disclosure Schedule”) (it being acknowledged and agreed that disclosure of any item in any Section of Article V of the Parent Disclosure Schedule shall qualify or modify the Section of this Article V to which it corresponds and any other Section of this Article V to the extent the applicability of the disclosure to such other Section is reasonably apparent from the text of the disclosure made (it being understood that to be so reasonably apparent it is not required that such other Sections be cross-referenced); provided, that (x) nothing in the Parent Disclosure Schedule is intended to broaden the scope of any representation or warranty of the Parent Parties made herein and (y) no reference to or disclosure of any item or other matter in the Parent Disclosure Schedule shall be construed as an admission or indication that (1) such item or other matter is material, (2) such item or other matter is required to be referred to or disclosed in the Parent Disclosure Schedule or (3) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which Parent, Parent OP or any of the Parent Subsidiaries is a party exists or has actually occurred), each of the Parent Parties, jointly and severally, represent and warrant to the Company Parties that:

Section 5.1            Existence; Good Standing; Compliance with Law.

(a)               Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland. Parent is duly qualified or licensed to do business as a foreign corporation and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect. Parent has all requisite corporate power and authority to own, operate, lease, hold and encumber its properties and carry on its business as now conducted.

(b)               Parent OP is a limited partnership duly formed, validly existing and in good standing under the Laws of the State of Delaware. Parent OP is duly qualified or licensed to do business as a foreign limited partnership and is in good standing under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not, individually or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect. Parent OP has all requisite limited partnership power and authority to own, operate, lease, hold and encumber its properties and carry on its business as now conducted.

(c)               Each Subsidiary of Parent (each such Subsidiary other than Parent OP, a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”) is duly organized, validly existing and in good standing (where such concept is applicable) under the Laws of its jurisdiction of incorporation or organization. Each Parent Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification or licensing, except for jurisdictions in which such failure to be so qualified, licensed or to be in good standing would not, individually or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect. Each Parent Subsidiary has all requisite power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted.

(d)               Parent has previously provided or made available to the Company true, correct and complete copies of (i) the charter of Parent (the “Parent Charter”), (ii) the eighth amended and restated bylaws of Parent (the “Parent Bylaws” and, together with the Parent Charter, the “Parent Governing Documents”), (iii) the certificate of limited partnership of Parent OP (the “Parent OP Certificate of Limited Partnership”), (iv) the thirteenth amended and restated agreement of limited partnership of Parent OP (as amended from time to time, the “Parent Partnership Agreement” and, together with the Parent OP Certificate of Limited Partnership, the “Parent OP Governing Documents”) in each case as amended through the date of this Agreement. Each of the Parent Governing Documents and the Parent OP Governing Documents are in full force and effect, and neither Parent nor Parent OP is in violation of any of the provisions of such documents.

Section 5.2            Authority.

(a)               Each of the Parent Parties has all requisite corporate or other entity power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which a Parent Party or a Parent Subsidiary is a party, including the Topco Merger. The execution, delivery and performance by the Parent Parties of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on behalf of such Parent Parties, subject, with respect to the Topco Merger, to the filing of the Topco Articles of Merger with, and acceptance for record of the Topco Articles of Merger by, the SDAT and, with respect to the Partnership Merger, to the filing of the applicable Partnership Merger Certificates with the DSOS and the Pennsylvania Department of State. No other corporate proceedings on the part of the Parent Parties are necessary to authorize this Agreement or the Topco Merger or to consummate the transactions contemplated by this Agreement. This Agreement has been duly authorized, executed and delivered by the Parent Parties and, assuming the due authorization, execution and delivery hereof by each of the Company Parties, constitutes a valid and legally binding obligation of the Parent Parties, enforceable against the Parent Parties in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b)               The Parent Board at a duly held meeting, has, on behalf of Parent and in its capacity as general partner of Parent OP (and on behalf of Parent in Parent’s capacity as sole member of Prologis Merger Sub and on behalf of Parent OP in Parent OP’s capacity as the sole member of Prologis OP Merger Sub), by unanimous vote, duly and validly authorized and approved the execution, delivery and performance of this Agreement and the Mergers, and such resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way.

(c)               Parent OP has all requisite limited partnership power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which Parent OP is a party. The execution, delivery and performance by Parent OP of this Agreement and the consummation by Parent OP of the transactions contemplated hereby have been duly authorized by all necessary partnership action, and no other partnership proceedings or organizational action on the part of Parent OP are necessary to authorize this Agreement or the Partnership Merger or to consummate the transactions contemplated hereby, subject, with respect to the Partnership Merger, to the filing of the applicable Partnership Merger Certificates with the DSOS and the Pennsylvania Department of State. This Agreement has been duly executed and delivered by Parent OP and, assuming the due authorization, execution and delivery hereof by each of the Company Parties, constitutes a valid and legally binding obligation of Parent OP, enforceable against Parent OP in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

Section 5.3            Capitalization.

(a)               The authorized capital stock of Parent consists of 1,000,000,000 shares of Parent Common Stock and 100,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”). As of the close of business on October 23, 2019, (i) 631,747,641 shares of Parent Common Stock were issued and outstanding, (ii) 68,948,250 shares of Parent Preferred Stock were issued and outstanding, (iii) 5,687,136 shares of Parent Common Stock were available for grant under the Parent Equity Incentive Plans, (iv) an aggregate of 9,243,259 shares of Parent Common Stock were reserved for issuance pursuant to the terms of outstanding Parent LTIP Units, stock options, restricted stock units and other awards granted pursuant to the Parent Equity Incentive Plans, (v) no warrants, rights, performance shares, performance share units, convertible or exchangeable securities or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in the Parent or any Parent Subsidiary (other than the Parent LTIP Units, restricted stock units, other awards and options disclosed in the foregoing clause (iv) and the partnership units disclosed in the following clause (vi)) with respect to the Parent Common Stock were outstanding, (vi) 15,166,689 shares of Parent Common Stock were reserved for issuance upon redemption or exchange of Parent OP Units, Class A limited partnership interests in Prologis Fraser, L.P. and Class B common units in Prologis 2, L.P. and (vii) Parent does not have any shares of capital stock or other equity interests issued or outstanding except as set forth in this sentence. All issued and outstanding shares of capital stock of Parent are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights.

(b)               Parent has no outstanding bonds, debentures, notes or other obligations or securities the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with the stockholders of Parent on any matter (whether together with such stockholders or as a separate class).

(c)               As of October 23, 2019, there were an aggregate of 1,377,690 outstanding equity awards granted by Parent under the Parent Equity Incentive Plans (each, a “Parent Equity Award” and, collectively, the “Parent Equity Awards”). All shares of Parent Common Stock to be issued pursuant to any Parent Equity Award shall be, when issued, duly authorized, validly issued, fully paid, nonassessable, and free of preemptive rights. Other than such outstanding Parent Equity Awards, there are no other equity-based awards or other rights with respect to shares of Parent Common Stock issued and outstanding under the Parent Equity Incentive Plans or otherwise as of October 23, 2019. All Parent Equity Awards were (i) granted, accounted for, reported and disclosed in accordance with applicable Law and accounting rules and (ii) granted in accordance with the terms of the Parent Equity Incentive Plans.

(d)               There are no agreements or understandings to which Parent, Parent OP or any Parent Significant Subsidiaries is a party with respect to the voting of any shares of capital stock of Parent or which restrict the transfer of any such shares.

(e)               Except as set forth in the Parent Partnership Agreement and Section 5.3(a) of the Parent Disclosure Schedule, as of the date of this Agreement, there are no outstanding contractual obligations of Parent, Parent OP or any Parent Significant Subsidiary to repurchase, redeem, exchange, convert or otherwise acquire any shares of capital stock, partnership interests or any other securities of Parent, Parent OP or any Parent Significant Subsidiary.

(f)                Parent is the sole general partner of Parent OP. As of October 23, 2019, Parent owned 631,747,641 Parent OP Units and 1,379,000 Parent Preferred Units, constituting 97.23% of the Parent Partnership Units. As of October 23, 2019, Parent OP’s Limited Partners (as defined in the Parent Partnership Agreement), owned in the aggregate 9,969,358 Parent OP Units and 8,613,300 Class A Convertible Common Units, constituting 2.77% of the Parent Partnership Units (based on assumed full conversion of all Class A Convertible Common Units outstanding as of October 23, 2019). Except as set forth in this Section 5.3, as of the date hereof, there are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate Parent OP to issue, transfer or sell any Parent Partnership Units. Except as set forth in the Parent Partnership Agreement, as of the date hereof, there are no outstanding contractual obligations of Parent OP to repurchase, redeem or otherwise acquire any partnership interests of Parent OP. The partnership interests owned by Parent and, to the Knowledge of Parent, the partnership interests owned by the Parent OP’s Limited Partners (as defined in the Parent Partnership Agreement), are subject only to the restrictions on transfer set forth in the Parent Partnership Agreement and those imposed by applicable Securities Laws. All issued and outstanding Parent Partnership Units are duly authorized, validly issued, fully paid and free of preemptive rights.

(g)               Parent does not have a “poison pill” or similar stockholder rights plan.

(h)               Except as set forth in this Section 5.3, as of the date hereof, there are no (i) stock appreciation rights, performance shares, performance share units, contingent value rights, “phantom” stock or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in Parent, Parent OP or any Parent Significant Subsidiary, (ii) voting trusts, proxies or other similar agreements or understandings to which Parent, Parent OP or any Parent Significant Subsidiary was bound with respect to the voting of any shares of capital stock of Parent, Parent OP or Parent Subsidiaries, or (iii) contractual obligations or commitments of any character to which Parent, Parent OP or any Parent Significant Subsidiary was a party or by which Parent, Parent OP or any Parent Significant Subsidiary was bound restricting the transfer or, or requiring the registration for sale of, any shares of capital stock of Parent or equity interests in Parent OP or any Parent Significant Subsidiary. As of the date hereof, none of Parent, Parent OP or any Parent Significant Subsidiary has granted any preemptive rights, anti-dilutive rights, or rights of first refusal or similar rights with respect to any of its capital stock or other equity interests.

(i)                 All dividends or other distributions on the shares of Parent Common Stock and any material dividends or other distributions on any securities of Parent OP or any Parent Significant Subsidiary which have been authorized and declared prior to the date hereof have been paid in full or set aside for payment (except to the extent such dividends have been publicly announced and are not yet due and payable).

Section 5.4            Significant Subsidiary Interests. All issued and outstanding shares of capital stock of each of the Parent Significant Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the Parent Significant Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. There are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate any Parent Significant Subsidiary to issue, transfer or sell any interests of any Parent Significant Subsidiary. All issued and outstanding shares or other equity interests of each Parent Significant Subsidiary are owned directly or indirectly by Parent OP free and clear of all liens, pledges, security interests, claims, call rights, options, right of first refusal, rights of first offer, agreements, limitations on Parent OP’s or any Parent Significant Subsidiary’s voting rights, charges or other encumbrances of any nature whatsoever.

Section 5.5            Consents and Approvals; No Violations. Except (a) for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the Securities Act, state securities or state “blue sky” Laws, and (b) for filing of the Topco Articles of Merger with, and the acceptance for record of the Topco Articles of Merger by, the SDAT, and the filing of the applicable Partnership Merger Certificates with the DSOS and the Pennsylvania Department of State, none of the execution, delivery or performance of this Agreement by Parent and Parent OP, the consummation by Parent and Parent OP of the transactions contemplated hereby or compliance by Parent, Parent OP or the Parent Significant Subsidiaries with any of the provisions hereof will (i) conflict with or result in any breach or violation of any provision of the Parent Governing Documents or the Parent OP Governing Documents, (ii) require any filing by Parent, Parent OP or any Parent Significant Subsidiary with, notice to, or permit, authorization, consent or approval of, any Governmental Authority, except (A) (1) the filing with the SEC of the Form S-4 and Proxy Statement/Prospectus, and the declaration of effectiveness of the Form S-4, and (2) the filing with the SEC of such reports under, and other compliance with, the Exchange Act (and the rules and regulations promulgated thereunder) and the Securities Act (and the rules and regulations promulgated thereunder) as may be required in connection with this Agreement and the transactions contemplated hereby, (B) as may be required under the rules and regulations of the NYSE, and (C) such filings as may be required in connection with Transfer Taxes, (iii) require any consent or notice under, result in a violation or breach by Parent, Parent OP or any Parent Significant Subsidiary of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancelation or acceleration) under, result in the triggering of any payment or result in the creation of any Encumbrance on any property or asset of Parent, Parent OP or any of the Parent Significant Subsidiaries pursuant to any of the terms, conditions or provisions of any Parent Material Contract to which Parent, Parent OP or any Parent Significant Subsidiary is a party or by which it or any of its respective properties or assets may be bound, or (iv) violate or conflict with any Law applicable to Parent, Parent OP or any Parent Significant Subsidiary or any of its respective properties or assets, excluding from the foregoing clauses (ii), (iii) and (iv) such filings, notices, permits, authorizations, consents, approvals, violations, breaches or defaults which would not, individually or in the aggregate have, or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 5.6            Compliance with Applicable Laws. Since January 1, 2017, none of Parent, Parent OP or the Parent Significant Subsidiaries has been, or is in, violation of, or has been given written notice of or been charged with any violation of, any Law applicable to Parent, Parent OP or any Parent Significant Subsidiary or by which any property or asset of Parent, Parent OP or any Parent Significant Subsidiary is bound (except for Laws addressed in Section 5.11 or Section 5.12, which shall be governed solely by such Sections), except for any such violations that have been cured, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except for Permits that are the subject of Section 5.11 and Section 5.12, which are addressed solely in those Sections, Parent, Parent OP and each Parent Significant Subsidiary has all Permits necessary to conduct Parent’s, Parent OP’s or a Parent Significant Subsidiary’s business, as applicable, substantially as it is being conducted as of the date hereof, except in each case as would not reasonably be likely to have a Parent Material Adverse Effect. To Parent’s Knowledge, none of Parent, Parent OP or any Parent Significant Subsidiary has received written notice that any such Permit will be terminated or modified or cannot be renewed in the ordinary course of business. All such Permits are valid and in full force and effect and there are no pending or, to Parent’s Knowledge, threatened administrative or judicial Actions that would reasonably be expected to result in modification, termination or revocation thereof, except which modification, termination or revocation would not, individually or in the aggregate, have, or would reasonably be expected to have, a Parent Material Adverse Effect. Since January 1, 2017, Parent, Parent OP and each Parent Significant Subsidiary has been in material compliance with the terms and requirements of such Permits.

Section 5.7            SEC Reports, Financial Statements and Internal Controls.

(a)               Each of the Parent Parties has, since January 1, 2017, filed with or otherwise furnished to (as applicable) the SEC on a timely basis all reports, schedules, forms, registration statements, definitive proxy statements and other documents required to be filed or furnished by it under the Securities Laws, together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents, together with any documents and information incorporated therein by reference, collectively, the “Parent SEC Reports”), all of which were prepared in all material respects in accordance with the requirements of the Securities Laws. As of their respective dates, Parent SEC Reports (other than preliminary materials) (i) complied (or with respect to Parent SEC Reports filed after the date hereof, will comply) as to form in all material respects with the requirements of the Securities Laws and (ii) at the time of filing or being furnished (or effectiveness in the case of registration statements) did not (or with respect to Parent SEC Reports filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Parent SEC Reports filed with or furnished to the SEC and publicly available prior to the date of this Agreement and provided that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of Parent or the Parent OP. Neither Parent nor Parent OP has any outstanding and unresolved comments from the SEC with respect to Parent SEC Reports. Each of the consolidated balance sheets included in or incorporated by reference into Parent SEC Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Parent and the Parent Subsidiaries as of its date and each of the consolidated statements of income, retained earnings and cash flows of Parent included in or incorporated by reference into Parent SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings or cash flows, as the case may be, of Parent and the Parent Subsidiaries for the periods set forth therein, in each case in accordance with GAAP and the applicable rules accounting requirements and regulations of the SEC consistently applied during the periods involved, except to the extent such financial statements have been modified or superseded by later Parent SEC Reports filed with or furnished to the SEC and publicly available prior to the date of this Agreement, and except, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act and pursuant to Sections 13 or 15(d) of the Exchange Act and for normal year-end audit adjustments which would not be material in amount or effect. No Parent Subsidiary is required to file any form or report with the SEC.

(b)               None of Parent, Parent OP or any Parent Significant Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among Parent, Parent OP and any Parent Significant Subsidiary, on the one hand, and any unconsolidated Affiliate of Parent, Parent OP or any Parent Significant Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent, Parent OP, any Parent Significant Subsidiary or such Parent’s, Parent OP’s or Parent Significant Subsidiary’s audited financial statements or other Parent SEC Reports.

(c)               There are no liabilities of Parent, Parent OP or any Parent Subsidiary of a nature that would be required under GAAP to be set forth on the consolidated financial statements of Parent or the notes thereto, other than liabilities (i) adequately provided for on the balance sheet of Parent dated as of December 31, 2018 (including the notes thereto) included in the Parent SEC Reports filed with the SEC and publicly available prior to the date of this Agreement, (ii) incurred under this Agreement or in connection with the transactions contemplated hereby, or (iii) incurred in the ordinary course of business, consistent with past practice, subsequent to December 31, 2018.

(d)               Since the end of Parent’s most recent audited fiscal year, there have been no significant deficiencies or material weakness in Parent’s internal control over financial reporting (whether or not remediated) and no change in Parent’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Parent’s internal control over financial reporting. Parent is not aware of any change in its internal control over financial reporting that has occurred since December 31, 2018 that has materially affected, or is reasonably likely to materially affect, Parent’s internal control over financial reporting. Since January 1, 2017, (x) Parent has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure, (i) to Parent’s Knowledge, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of Parent to material information required to be included in the reports Parent is required to file under the Exchange Act, and (ii) Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s independent registered public accounting firm and the audit committee of Parent Board (A) all known significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. The principal executive officer and principal financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

Section 5.8            Litigation. There is no Action pending or, to Parent’s Knowledge, threatened against Parent, Parent OP or any of the Parent Significant Subsidiaries which has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. None of Parent, Parent OP or any Parent Significant Subsidiary nor any of the Parent Properties is subject to any outstanding order, writ, judgment, injunction, stipulation, award or decree of any Governmental Authority that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.9            Absence of Certain Changes. Except as expressly contemplated by this Agreement, from January 1, 2019 through the date hereof, Parent, Parent OP and the Parent Significant Subsidiaries have conducted their businesses in all material respects in the ordinary course of business consistent with past practice and there has not been: (a) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Parent (other than the regular quarterly dividends to be paid to holders of Parent Common Stock); (b) any Parent Material Contracts entered into by Parent, Parent OP or any of the Parent Subsidiaries; (c) any material change in Parent’s accounting principles, practices or methods except insofar as may have been required by a change in GAAP; or (d) any Event that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.10          Taxes.

(a)               Each of Parent and the Parent Subsidiaries (i) has timely filed (or had filed on its behalf) all material Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Authority), and such Tax Returns are true, correct and complete in all material respects, and (ii) has paid (or had paid on its behalf) all material Taxes that are required to be paid by it, except, in each case, where the failure to file such Tax Returns or pay such Taxes would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)               Parent (i) for all taxable years commencing with its taxable year ending December 31, 1997 through and including its taxable year ending December 31 immediately prior to the Topco Merger Effective Time, has elected and has been subject to U.S. federal taxation as a REIT within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years, (ii) has operated at all times since such date, and intends to continue to operate for the taxable year that includes the Closing (and currently intends to continue to operate thereafter), in such a manner as to permit it to qualify as a REIT for the taxable year that will include the Company Mergers, and (iii) has not taken or omitted to take any action that would reasonably be expected to result in Parent’s failure to qualify as a REIT or a successful challenge by the IRS or any other Governmental Authority to its status as a REIT, and no such challenge is pending or, to the Knowledge of Parent, threatened.

(c)               The most recent financial statements contained in Parent SEC Reports reflect an adequate reserve for all Taxes payable by Parent and the Parent Subsidiaries for all taxable periods and portions thereof through the date of such financial statements in accordance with GAAP, whether or not shown as being due on any Tax Returns.

(d)               No material deficiencies for any Taxes have been asserted or assessed in writing against Parent or any of the Parent Subsidiaries and remain outstanding as of the date of this Agreement, and no requests for waivers of the time to assess any such Taxes are pending.

(e)               No entity in which Parent directly or indirectly owns an interest is or at any time since the later of its acquisition or formation has been a corporation for United States federal income tax purposes, other than a Parent Subsidiary REIT, a corporation that qualifies as Qualified REIT Subsidiary or a Taxable REIT Subsidiary.

(f)                No entity in which Parent directly or indirectly owns an interest is or at any time since the later of its acquisition or formation has been a “publicly traded partnership” taxable as a corporation under Section 7704(b) of the Code.

(g)               Neither Parent nor any Parent Subsidiary (other than a Taxable REIT Subsidiary of Parent) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither Parent nor any Parent Subsidiary has engaged in any transaction that would give rise to “redetermined rents”, “redetermined deductions”, “excess interest” or “redetermined TRS service income”, in each case as defined in Section 857(b)(7) of the Code.

(h)               (i) There are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to the Knowledge of Parent, threatened with regard to any material Taxes or Tax Returns of Parent or any Parent Subsidiary, including claims by any Governmental Authority in a jurisdiction where Parent or any Parent Subsidiary does not file Tax Returns; (ii) neither Parent nor any of the Parent Subsidiaries has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); and (iii) neither Parent nor any Parent Subsidiary has requested or received a ruling from, or requested or entered into a binding agreement with, the IRS or other Governmental Authorities relating to Taxes.

(i)                 Parent and the Parent Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 through 1474, and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate Governmental Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

(j)                 There are no liens for Taxes upon any property or assets of Parent or any Parent Subsidiary except liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(k)               There is no Tax allocation or sharing agreement or similar arrangement with respect to which Parent or any Parent Subsidiary is a party (other than customary arrangements under commercial contracts or borrowings entered into in the ordinary course of business).

(l)                 Except for ordinary course transactions that may be “reportable transactions” solely on account of the recognition of a tax loss, neither Parent nor any Parent Subsidiary is or has been a party to any “reportable transaction” as such term is used in the Treasury regulations under Section 6011 of the Code.

(m)             Neither Parent nor any Parent Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return or (ii) has any liability for the Taxes of any Person (other than Parent or a Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provisions of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(n)               Neither Parent nor any Parent Subsidiary (other than a Taxable REIT Subsidiary) has or has had any earnings and profits at the close of any taxable year that were attributable to such entity or any other corporation in any non-REIT year within the meaning of Section 857 of the Code.

(o)               Parent is not aware of any fact or circumstance that could reasonably be expected to prevent the Topco Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(p)               Neither the Parent nor any of the Parent Subsidiaries has made an election under Section 965(h) of the Code to pay the “net tax liability” (as defined therein) in installments or made an election under Section 965(m) of the Code to defer the inclusion in gross income of a portion of the amount required to be taken into account under Section 951(a)(1) of the Code.

Section 5.11          Properties.

(a)               Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent, Parent OP or one of the Parent Subsidiaries owns fee simple title to or has a leasehold interest in each of the real properties identified as owned by Parent in the Parent SEC Reports (collectively, the “Parent Properties”). In each case, such Parent Properties are owned or leased, as the case may be, free and clear of Encumbrances, except for (i) liens for taxes or other governmental charges, assessments or levies that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of Parent (if such reserves are required by GAAP), (ii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar liens arising or incurred in the ordinary course of business consistent with past practice that are not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and for which there are adequate reserves on the financial statements of the Company (if such reserves are required by GAAP), or that are not otherwise material, (iii) Encumbrances disclosed in the public records or in existing title policies, the existence of which does not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of such real property, and (iv) other Encumbrances that do not, and would not reasonably be expected to, materially impair or interfere with the marketability, value or use and enjoyment of any such real property (as such property is currently being used or, with respect to any development properties, intended to be used).

(b)               Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent, Parent OP nor any Parent Subsidiary has received any written notice to the effect that (i) any condemnation or rezoning proceedings are pending or threatened in writing with respect to any of Parent Properties, that would interfere in any material manner with the current use of the Parent Properties (assuming its continued use in the manner it is currently used), or otherwise impair in any material manner the operations of such Parent Properties (assuming its continued use in the manner it is currently operated), or (ii) any Laws, including any zoning regulation or ordinance, building or similar Law, code, ordinance, order or regulation has been violated (and remains in violation) for any Parent Property (other than violations of any zoning regulation or ordinance resulting from a change to such zoning regulation or ordinance which render such Parent Property legally non-conforming pursuant to such zoning regulations or ordinances), which have not been cured, contested in good faith or which violations would individually, or in the aggregate, have, or reasonably be expected to have, a Parent Material Adverse Effect.

(c)               Except as would not have, or would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and except for any statutory rights or options to occupy or purchase any Parent Property in favor of a Governmental Authority, neither Parent nor any of the Parent Subsidiaries has granted any unexpired option agreements, rights of first offer or rights of first refusal with respect to the purchase of a Parent Property or any portion thereof or any other unexpired rights in favor of any Persons to purchase or otherwise acquire a Parent Property or any portion thereof or entered into any contract for sale or letter of intent to sell any Parent Property or any portion thereof.

(d)               To the Parent’s Knowledge, each of the Parent Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

(e)               With respect to any real property which, as of the date of this Agreement, is under ground-up development by the Parent, Parent OP or any Parent Subsidiary (each, a “Parent Development Property,” and, collectively, the “Parent Development Properties”), there are no defaults under any of the Parent Development Contracts which, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect. Parent or the Parent Subsidiaries have obtained any and all material approvals, consents and authorizations to initiate and complete the contemplated development, redevelopment or constructions of the Parent Development Properties as currently contemplated.

Section 5.12          Environmental Matters.

(a)               Parent and the Parent Subsidiaries (i) are in compliance with all Environmental Laws, and (ii) are in compliance with their respective Environmental Permits, except, in each case, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)               Neither Parent nor any Parent Subsidiary has received any written notice alleging that Parent or any Parent Subsidiary may be in violation of, or have liability under, any Environmental Law, the subject of which remains unresolved, except as such violation or liability has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)               Neither Parent nor any Parent Subsidiary has entered into or agreed to any consent decree or order or is a party to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials that, in each case, would be reasonably likely to result in material liability for Parent or any Parent Subsidiary.

(d)               Since January 1, 2017, neither Parent nor any Parent Subsidiary has (i) contractually assumed any material liability of another Person under any Environmental Law or (ii) released Hazardous Materials on any real property owned, leased or operated by Parent or the Parent Subsidiaries, in each case, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e)               Notwithstanding any other provision of this Agreement, this Section 5.12 contains the exclusive representations and warranties of the Parent Parties with respect to Environmental Laws, Hazardous Materials or other environmental matters.

Section 5.13          Vote Required. No vote of the shareholders of Parent is necessary for the approval of the Company Mergers and the other transactions contemplated by this Agreement by, or on behalf of, Parent.

Section 5.14          Parent Material Contracts.

(a)               The Parent SEC Reports set forth a true, correct and complete list of all Parent Material Contracts as of the date hereof. Each Parent Material Contract is legal, valid, binding and enforceable on the Parent, Parent OP and each Parent Subsidiary that is a party thereto, and, to Parent’s Knowledge, on each other Person party thereto, and is in full force and effect except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

(b)               None of Parent, Parent OP or any Parent Subsidiary is in violation of, or in default under (nor does there exist any condition which, upon the passage of time or the giving of notice or both, would cause such a violation of or default under) any Parent Material Contract to which it is a party or by which any of its properties or assets is bound, except for violations or defaults that, individually or in the aggregate, have not and would not reasonably be expected to have, a Parent Material Adverse Effect. None of Parent, Parent OP or any Parent Subsidiary has received written, or to the Knowledge of Parent, oral notice of any material violation of, or material default under, any Parent Material Contract.

Section 5.15          Related Party Transactions. From January 1, 2017 through the date of this Agreement, there have been no transactions or contracts between Parent or any Parent Subsidiary, on the one hand, and any Affiliates (other than Parent Subsidiaries) of Parent or other Persons, on the other hand, that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported.

Section 5.16          Insurance. Parent, Parent OP and the Parent Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Parent (taking into account the cost and availability of such insurance) and which Parent believes are adequate for the operation of its business and the protection of its assets. There is no claim by Parent, Parent OP or any Parent Subsidiary pending under any such insurance policies which (a) has been denied or disputed by the insurer and (b) would have, or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, Parent and the Parent Subsidiaries are in compliance in all material respects with the terms of such insurance policies, and no written notice of cancelation or termination has been received by Parent with respect to any such insurance policy other than in connection with ordinary course renewals.

Section 5.17          Information Supplied. None of the information supplied or to be supplied by or on behalf of the Parent Parties for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus will (a) in the case of the Form S-4, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Proxy Statement/Prospectus, on the date such Proxy Statement/Prospectus is first mailed to the Company’s shareholders, or at the Company Shareholder Meeting, or at the time that the Form S-4 is declared effective or at the Company Merger Effective Time or the Topco Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. At each of the times described in the preceding sentence, the Form S-4 and the Proxy Statement/Prospectus will (with respect to Parent, its officers and directors, Parent OP and the Parent Subsidiaries) comply as to form in all material respects with the applicable requirements of any Securities Laws. No representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not supplied by or on behalf of the Parent Parties.

Section 5.18          Investment Company Act. None of Parent, Parent OP or any Parent Subsidiary is required to be registered under the Investment Company Act.

Section 5.19          Takeover Statute. Each of the Parent Parties has taken such actions and votes as are necessary on its part to render the provisions of any Takeover Statute inapplicable to this Agreement, the Mergers and the other transactions contemplated by this Agreement.

Section 5.20          Activities of Prologis Merger Sub and Prologis OP Merger Sub. Each of Prologis Merger Sub and Prologis OP Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Each of Prologis Merger Sub and Prologis OP Merger Sub has engaged in no other business activities, has no liabilities or obligations, other than those incident to its formation and incurred pursuant to this Agreement, and has conducted its operations only as contemplated hereby.

Section 5.21          No Other Representations or Warranties. The Parent Parties acknowledge that, except for the representations and warranties made by the Company and the Partnership in Article IV, neither the Company, the Partnership nor any of their respective Representatives makes any representations or warranties, and the Company and the Partnership hereby disclaim any other representations or warranties, with respect to the Company, the Partnership, the Company Subsidiaries, or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by the Company and the Partnership, notwithstanding the delivery or disclosure to Parent or its Representatives of any documentation or other information with respect to any one or more of the foregoing.

Article VI

CONDUCT OF BUSINESS PENDING THE MERGERS

Section 6.1            Conduct of Business by the Company. During the period from the date of this Agreement and the earlier to occur of the Topco Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the “Interim Period”), except to the extent required by Law, as otherwise expressly required or permitted by this Agreement or as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company Parties shall use their commercially reasonable efforts to, and shall cause each of the Company Subsidiaries to use its commercially reasonable efforts to, (x) carry on their respective businesses in all material respects in the ordinary course, consistent with past practice, and (y) (1) maintain its material assets and properties in their current condition (normal wear and tear excepted), (2) preserve intact in all material respects their present business organizations, ongoing businesses and significant business relationships, (3) keep available the services of their present officers, and (4) preserve the Company’s (and, following the Company Merger Effective Time, New Liberty Holdco’s) status as a REIT within the meaning of the Code. Without limiting the generality of the foregoing, none of the Company Parties or any of the Company Subsidiaries will, during the Interim Period, except to the extent required by Law, as otherwise expressly required or permitted by this Agreement or as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)               split, combine, reclassify or subdivide any shares of beneficial interest, units or other equity securities or ownership interests of any Company Party or any Company Subsidiary (other than a wholly owned Company Subsidiary);

(b)               declare, set aside or pay any dividend on, or make any other distributions (whether in cash, shares or property or otherwise) in respect of, any shares of beneficial interest of the Company or New Liberty Holdco, any units of the Partnership or other equity securities or ownership interests in the Company or any Company Subsidiary, except for: (i) the declaration and payment by the Company of dividends in accordance with Section 7.17; (ii) the regular distributions that are required to be made in respect of the Partnership OP Units in connection with any permitted dividends paid on the Company Common Shares and distributions that are required to be made in respect of the Partnership OP Units, in each case in accordance with the Partnership Agreement; (iii) dividends or distributions, declared, set aside or paid by any Company Subsidiary to the Company, New Liberty Holdco, the Partnership or any Company Subsidiary that is, directly or indirectly, wholly owned by the Company; (iv) distributions by any Company Subsidiary that is not wholly owned, directly or indirectly, by the Company in accordance with the requirements of the organizational documents of such Company Subsidiary; and (v) distributions to the extent required for each of the Company and New Liberty Holdco to maintain its status as a REIT under the Code or to avoid or reduce the incurrence of any entity-level income or excise Taxes by the Company and New Liberty Holdco;

(c)               except for (i) transactions among the Company and one or more wholly owned Company Subsidiaries or among one or more wholly owned Company Subsidiaries, (ii) issuances of the Company Common Shares upon the exercise or settlement of any Company Option or Company RSU Award, in each case, that is outstanding as of the date of this Agreement, (iii) purchases of approximately 3,800 (but in no event more than 4,500) Company Common Shares under the ESPP for the Offering Period ending December 31, 2019, or (iv) exchanges of Partnership OP Units for Company Common Shares, in accordance with the Partnership Agreement, authorize for issuance, issue, sell or grant, or agree or commit to issue, sell or grant (whether through the issuance or granting of options, warrants, convertible securities, voting securities, commitments, subscriptions, rights to purchase or otherwise), any shares, units or other equity interests or beneficial interest of any class or any other securities or equity equivalents (including “phantom” stock rights or stock appreciation rights) of the Company or any Company Subsidiaries;

(d)               purchase, redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of its beneficial interest or other equity interests of any Company Party or a Company Subsidiary, other than (i) the acquisition by the Company of Company Common Shares in connection with the surrender of Company Common Shares by holders of Company Options in order to pay the exercise price of the Company Options in connection with the exercise of Company Options, (ii) the repurchase of Company “excess shares” pursuant to the Company Declaration of Trust, (iii) the withholding of Company Common Shares to satisfy withholding Tax obligations with respect to outstanding Company Equity Awards, (iv) the redemption or purchase of Partnership OP Units or Partnership Preferred Units to the extent required under the terms of the Partnership Agreement, or (v) in connection with the redemption or repurchase by a wholly owned Company Subsidiary of its own securities (but solely to the extent such securities or equity equivalents are owned by the Company or a wholly owned Company Subsidiary);

(e)               acquire or agree to acquire any corporation, partnership, joint venture, other business organization or any division or material amount of assets thereof, real property or personal property, except (i) as set forth in Section 6.1(e) of the Company Disclosure Schedule or (ii) acquisitions at a total cost of less than $75,000,000 in the aggregate; provided, however, that the Company and the Company Subsidiaries shall be permitted to take any action they are obligated to take under any joint venture agreement to which the Company or such Company Subsidiaries are a party as of the date of this Agreement and that has been provided to Parent prior to the date of this Agreement;

(f)                except as set forth in Section 6.1(f) of the Company Disclosure Schedule, sell, assign, transfer or dispose of, or effect a deed in lieu of foreclosure with respect to any Company Property (or real property that if owned by the Company or any Company Subsidiaries on the date of this Agreement would be a Company Property) or any other material assets, or place or permit any Encumbrance thereupon (whether by asset acquisition, stock acquisition or otherwise, including by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner), except (i) sales, transfers or other such dispositions of any Company Property or any other material assets that do not exceed $20,000,000 in the aggregate, or (ii) pledges or Encumbrances of direct or indirect equity interests in entities from time to time under the Company’s existing revolving credit facilities that (A) acquire properties permitted to be acquired under Section 6.1(e), or (B) by the Company, or any wholly owned Company Subsidiary, with, to or from any existing wholly owned Company Subsidiary;

(g)               for any Company Development Properties, or for any other real property of the Company under development on the date hereof for which site work has commenced, or for projects currently in the planning stages, (A) expend or incur any amount, or (B) enter into, amend, modify or terminate any Company Development Contracts which are Company Material Contracts, except (1) as contemplated by any existing Company Development Contract, (2) as set forth in Section 6.1(g) of the Company Disclosure Schedule or (3) up to $50,000,000 in the aggregate in excess of the amounts set forth in clauses (1) and (2);

(h)               (i) incur, create, assume, refinance, replace or prepay any amount of Indebtedness for borrowed money, or assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for, any Indebtedness of any other Person (other than a wholly owned Company Subsidiary), except (A) Indebtedness incurred under the Company’s or any Company Subsidiary’s existing credit facilities (whether drawn or undrawn as of the date hereof) or other similar lines of credit in existence as of the date hereof in the ordinary course of business for working capital purposes in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends permitted by Section 6.1(b)), (B) Indebtedness incurred under existing construction loan facilities with respect to ongoing construction projects by the Company or any Company Subsidiary, (C) Indebtedness incurred in connection with the funding of any transactions permitted by this Section 6.1 (provided, that (x) the terms of such new Indebtedness allow for prepayment at any time and do not include any make-whole, yield maintenance or any other penalties upon prepayment and the principal amount, and (y) the terms of such new Indebtedness shall not in the aggregate, for each separate instrument of Indebtedness, be materially more onerous on the Company compared to the existing Indebtedness), (D) refinancing of any existing Indebtedness, including the replacement or renewal of any letters of credit (provided, that (x) the terms of such new Indebtedness allow for prepayment at any time and do not include any make-whole, yield maintenance or any other penalties upon prepayment and the principal amount, (y) the terms of such new Indebtedness shall not in the aggregate, for each separate instrument of Indebtedness, be materially more onerous on the Company compared to the existing Indebtedness and (z) the principal amount of such replacement Indebtedness shall not be materially greater than the Indebtedness it is replacing), (E) any additional Indebtedness in an amount that, in the aggregate, does not exceed $50,000,000 (provided, that (x) the terms of such new Indebtedness allow for prepayment at any time and do not include any make-whole, yield maintenance or any other penalties upon prepayment and the principal amount, and (y) the terms of such new Indebtedness shall not in the aggregate, for each separate instrument of Indebtedness, be materially more onerous on the Company compared to the existing Indebtedness), (F) as set forth in Section 6.1(h) of the Company Disclosure Schedule, (G) inter-company Indebtedness among the Company and the Company Subsidiaries, or (H) any surety bonds not exceeding $5,000,000 individually or $50,000,000 in the aggregate, which, in the case of each of clauses (A) through (H), do not prohibit or limit the transactions contemplated by this Agreement and do not include any termination, default or payment related to the transactions contemplated by this Agreement; or (ii) issue or sell debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary or guarantee any debt securities of another Person;

(i)                 make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, trustees, Affiliates, agents or consultants), or make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, enter into any “keep well” or other similar arrangement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of the foregoing other than (i) by the Company or a wholly owned Company Subsidiary to the Company or a wholly owned Company Subsidiary, (ii) loans or advances required to be made under any of the existing Company Leases or ground leases pursuant to which any Third Party is a lessee or sublessee on any Company Property, (iii) loans or advances required to be made under any existing joint venture arrangement to which the Company or a Company Subsidiary is a party and that are set forth on Section 6.1(i) of the Company Disclosure Schedule, or (iv) as contractually required by any Company Material Contract in effect on the date hereof that has been made available to Parent;

(j)                 subject to Section 7.10, other than as expressly permitted by this Section 6.1, waive, release, assign, settle or compromise any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), directly or indirectly, other than waivers, releases, assignments, settlements or compromises that (i) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) that do not exceed $5,000,000 individually or $50,000,000 in the aggregate, (ii) do not involve the imposition of any material injunctive relief against the Company or any Company Subsidiary, (iii) do not provide for any admission of liability by the Company or any of the Company Subsidiaries, other than liability that is immaterial in nature and does not involve any admission of criminal or fraudulent conduct, and (iv) with respect to any legal Action involving any present, former or purported holder or group of holders of Company Common Shares, Partnership OP Units or Partnership Preferred Units, are in accordance with Section 7.10;

(k)               fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2018, except as required by a change in GAAP or in applicable Law, or make any change other than in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(l)                enter into any new line of business;

(m)             fail to timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law or applicable rules or regulations;

(n)               enter into any joint venture, partnership or new funds or other similar agreement;

(o)               except as required by applicable Law, as required by the terms of any Company Employee Program as in effect on the date hereof, as set forth in Section 6.1(o) of the Company Disclosure Schedule, or as required by any other provision of this Agreement (i) hire any officer (with a title of vice president or higher) of the Company or promote or appoint any Person to a position of officer (with a title of vice president or higher) of the Company (other than to replace any officer that departs after the date of this Agreement), (ii) increase in any manner the amount, rate or terms of compensation or benefits of any current or former trustees, officers or employees of the Company or any Company Subsidiary, (iii) enter into, adopt, amend or terminate any employment, bonus, severance or retirement contract or other Company Employee Program, (iv) accelerate the vesting or payment of any award under the Company Equity Incentive Plan or of any other compensation or benefits to any current or former trustees, officers or employees of the Company or any Company Subsidiary, (v) grant any awards under the Company Equity Incentive Plan or any bonus, incentive, performance or other compensation plan or arrangement, or (vi) fund or otherwise secure the payment of any compensation or benefits under any Company Employee Program;

(p)               except to the extent required to comply with its obligations hereunder or with applicable Law, amend or propose to amend (i) the Company Declaration of Trust or Company Bylaws, (ii) the Partnership Agreement or Certificate of Formation, (iii) the New Liberty Holdco Governing Documents or (iv) such equivalent organizational or governing documents of any Company Subsidiary material to the Company and the Company Subsidiaries, considered as a whole, if such amendment, in the case of this clause (iv), would be adverse to the Company or Parent;

(q)               adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiaries or adopt resolutions providing for or authorizing such merger, liquidation dissolution, consolidation, restructuring, recapitalization or reorganization (other than the Mergers), except in connection with any acquisitions conducted by Company Subsidiaries to the extent permitted pursuant to Section 6.1(e) and in a manner that would not reasonably be expected (i) to be materially adverse to the Company or Parent or (ii) prevent or impair the ability of the Company Parties to consummate the Mergers;

(r)                amend any term of any outstanding shares of beneficial interest or other equity security of the Company or any Company Subsidiary;

(s)                enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any contract that, if existing as of the date hereof, would constitute a Company Material Contract), except (i) as expressly permitted by this Section 6.1, (ii) any termination or renewal in accordance with the terms of any existing Company Material Contract, (iii) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which the Company or any Company Subsidiary is a party as required or necessitated by this Agreement or the transactions contemplated hereby; provided, that any such modification, amendment, waiver or consent does not materially increase the principal amount thereunder or otherwise materially adversely affect the Company, any Company Subsidiary or Parent, Parent OP or any Parent Subsidiary, (iv) the entry into any commercial leases in the ordinary course of business consistent with past practice, (v) any renewal of any of the insurance policies of the Company upon the scheduled termination on substantially the same terms as currently in effect, (vi) set forth in Section 6.1(s) of the Company Disclosure Schedule or (vii) in connection with change orders related to any construction, development, redevelopment or capital expenditure projects that either (A) do not materially increase the cost of any such project, or (B) are otherwise permitted pursuant to this Section 6.1;

(t)                enter into any agreement that would limit or otherwise restrict (or purport to limit or otherwise restrict) the Company or any of the Company Subsidiaries or any of their successors from engaging or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

(u)               make or commit to make any capital expenditures except (i) pursuant to the Company’s budget provided to Parent prior to the date of this Agreement, (ii) capital expenditures for tenant improvements in connection with new Company Leases, (iii) capital expenditures necessary to repair any casualty losses in an amount up to $10,000,000 in the aggregate or to the extent such losses are covered by existing insurance, and (iv) capital expenditures in the ordinary course of business consistent with past practice necessary to comply with applicable Law or to repair or prevent damage to any of the Company Properties or as is necessary in the event of an emergency situation, after prior notice to Parent (provided, that if the nature of such emergency renders prior notice to Parent impracticable, the Company shall provide notice to Parent as promptly as reasonably practicable after making such capital expenditure);

(v)               take any action that would, or fail to take any action, the failure of which to be taken would, reasonably be expected to cause (i) the Company or New Liberty Holdco to fail to qualify as a REIT, or (ii) any Company Subsidiary to cease to be treated as any of (A) a partnership or disregarded entity for federal income tax purposes or (B) a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of the Code, as the case may be;

(w)             enter into or modify in a manner adverse to the Company or Parent or their respective Subsidiaries any Tax Protection Agreement applicable to the Company or any Company Subsidiary (a “Company Tax Protection Agreement”), make, change or rescind any material election relating to Taxes, change a material method of Tax accounting, file any federal income Tax Return (except to the extent prepared in a manner in accordance with past practice, except as required by applicable Law) or amend any material income Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to Taxes, or knowingly surrender any right to claim any material Tax refund, except, in each case, (i) to the extent required by Law or (ii) to the extent necessary (A) to preserve the Company’s or New Liberty Holdco’s qualification as a REIT under the Code or (B) to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or a REIT under the applicable provisions of Section 856 of the Code, as the case may be;

(x)               take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent each of the Company Merger and the Topco Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(y)               permit any insurance policy naming the Company or any of its Subsidiaries or trustees or officers as a beneficiary or an insured or a loss payable payee, or the Company’s directors (or trustees) and officers liability insurance policy, to be canceled, terminated or allowed to expire unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the canceled, terminated or expired policy; provided, however, that, with respect to any renewal of any such policy, the Company shall (i) use commercially reasonable efforts to obtain favorable terms with respect to the assignment or other transfer of such policy and termination fees or refunds payable pursuant to such policy and (ii) (A) provide Parent a reasonable opportunity to review and consider the terms of any such policy and (B) consider in good faith any comments Parent may provide to the Company with respect to the terms of any such policy;

(z)               except to the extent permitted by Section 7.4(d), take any action that would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement; or

(aa)            authorize, or enter into any contract, agreement, commitment or arrangement to take any of the foregoing actions.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit (i) the Company from taking any action, at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of outside counsel to the Company, is necessary for the Company or New Liberty Holdco to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Topco Merger Effective Time, including making dividend or other distribution payments in accordance with Section 7.17 to shareholders of the Company or New Liberty Holdco, as applicable, in accordance with this Agreement or otherwise, or to qualify or preserve the status of any Company Subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary, a Taxable REIT Subsidiary or REIT under the applicable provisions of Section 856 of the Code, as the case may be; and (ii) the Partnership from taking any action, at any time or from time to time, as the Partnership reasonably determines to be necessary to: (A) be in compliance at all times with all of its obligations under any Company Tax Protection Agreement; and (B) avoid liability for any indemnification or other payment under any Company Tax Protection Agreement.

Section 6.2            Conduct of Business by Parent. During the Interim Period, except to the extent required by Law, as otherwise expressly required or permitted by this Agreement or as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), the Parent Parties shall use their commercially reasonable efforts to, and shall cause each of the Parent Significant Subsidiaries to use its commercially reasonable efforts to, (x) carry on their respective businesses in all material respects in ordinary course, consistent with past practice, and (y) (1) maintain its material assets and properties in their current condition (normal wear and tear excepted), (2) preserve intact in all material respects their present business organizations, ongoing businesses and significant business relationships, (3) keep available the services of their present executive officers, and (4) preserve Parent’s status as a REIT within the meaning of the Code. Without limiting the foregoing, neither the Parent Parties nor any Parent Significant Subsidiary will, during the Interim Period, except to the extent required by Law, as otherwise expressly required or permitted by this Agreement or as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)               declare, set aside or pay any dividend on or make any other distributions (whether in cash, stock or property or otherwise) in respect of any shares of capital stock of Parent, any units of Parent OP or other equity securities or ownership interests in Parent, Parent OP or any Parent Significant Subsidiary, except for: (i) the declaration and payment by Parent of dividends in accordance with Section 7.17; (ii) the regular distributions that are required to be made in respect of the Parent OP Units in connection with any dividends paid on the shares of the Parent Common Stock and distributions that are required to be made in respect of the Parent Preferred Units in accordance with the Parent Partnership Agreement; (iii) dividends or distributions, declared, set aside or paid by Parent OP or any Parent Significant Subsidiary to Parent, Parent OP or any Parent Significant Subsidiary that is, directly or indirectly, wholly owned by Parent; (iv) distributions by Parent OP or any Parent Significant Subsidiary that is not wholly owned, directly or indirectly, by Parent, including any Parent Subsidiary REIT, in accordance with the requirements of the Parent OP Governing Documents or the organizational documents of such Parent Significant Subsidiary, as applicable; and (v) distributions to the extent required for Parent or any Parent Subsidiary REIT to maintain its status as a REIT under the Code or avoid or reduce the incurrence of any entity-level income or excise Taxes by Parent or such Parent Subsidiary REIT;

(b)               other than with respect to the acquisition of certain assets, properties and liabilities of Industrial Property Trust Inc. and its affiliates, acquire or agree to acquire any corporation, partnership, joint venture, other business organization or any division or material amount of assets thereof or real property that, in each case, would, or would reasonably be expected to, prevent or materially impair or delay the ability of the Parent Parties to consummate the Mergers on a timely basis;

(c)               fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2018, except as required by a change in GAAP or in applicable Law, or make any change other than in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(d)               fail to timely file all material reports and other material documents required to be filed with any Governmental Authority, subject to extensions permitted by Law or applicable rules or regulations, except to the extent that such failure would not prevent or materially impair the ability of the Parent Parties to consummate the Mergers on a timely basis;

(e)               except to the extent required to comply with its obligations hereunder or with applicable Law, amend or propose to amend (i) the Parent Charter (other than any amendments necessary to effect the Company Mergers or the other transactions contemplated hereby) or Parent Bylaws, (ii) the Parent Partnership Agreement (other than any amendments necessary to effect the Partnership Merger, the Company Mergers or the other transactions contemplated hereby or the Parent Partnership Agreement) or Parent OP Certificate of Limited Partnership or (iii) such equivalent organizational or governing documents of any Parent Significant Subsidiary material to Parent, Parent OP and the Parent Significant Subsidiaries, considered as a whole, if such amendment, in the case of this clause (iii), would be adverse to the Company or Parent;

(f)                adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of Parent, Parent OP or any Parent Significant Subsidiaries or adopt resolutions providing for or authorizing such merger, liquidation or a dissolution, consolidation, restructuring, recapitalization or reorganization (other than the Mergers), except in a manner that would not reasonably be expected (i) to be materially adverse to the Company or Parent or (ii) prevent or impair the ability of the Parent Parties to consummate the Mergers on a timely basis;

(g)               take any action that would, or fail to take action, the failure of which to be taken would, reasonably be expected to cause (i) Parent or any Parent Subsidiary REIT to fail to qualify as a REIT or (ii) Parent OP and any Parent Significant Subsidiary other than a Parent Subsidiary REIT to cease to be treated as any of (A) a partnership or disregarded entity for federal income tax purposes or (B) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of the Code, as the case may be;

(h)               take any action, or knowingly fail to take any action, which action or failure to act could be reasonably expected to prevent the Topco Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i)                 except to the extent permitted by Section 7.4(d) or as required by applicable Law, take any action that would reasonably be expected to prevent or delay the consummation of the transactions contemplated by this Agreement; or

(j)                 authorize, or enter into any contract, agreement, commitment or arrangement to take any of the foregoing actions.

Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit (i) Parent from taking any action, at any time or from time to time, that in the reasonable judgment of Parent Board, upon advice of outside counsel to Parent, is necessary for Parent or any Parent Subsidiary REIT to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Topco Merger Effective Time, including making dividend or other distribution payments in accordance with Section 7.17 to stockholders of Parent or such Parent Subsidiary REIT, as applicable, in accordance with this Agreement or otherwise, or to qualify or preserve the status of Parent OP and any Parent Subsidiary other than a Parent Subsidiary REIT as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be; and (ii) Parent OP from taking any action, at any time or from time to time, as Parent OP reasonably determines to be necessary to: (A) be in compliance at all times with all of its obligations under any Tax Protection Agreement applicable to Parent, Parent OP or any Parent Subsidiary (a “Parent Tax Protection Agreement”), and (B) avoid liability for any indemnification or other payment under any Parent Tax Protection Agreement.

Section 6.3            No Control of Other Party’s Business. Nothing contained in this Agreement shall give any of the Company Parties, directly or indirectly, the right to control or direct Parent’s, Parent OP’s or any Parent Subsidiary’s operations prior to the Partnership Merger Effective Time, and nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company or any Company Subsidiary’s operations prior to the Partnership Merger Effective Time. Prior to the Partnership Merger Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Article VII

COVENANTS

Section 7.1            Preparation of the Form S-4 and the Proxy Statement/Prospectus; Company Shareholder Meeting; Listing Application.

(a)               As soon as reasonably practicable following the date of this Agreement, (i) each of the Parties hereto shall jointly prepare, and cause to be filed with the SEC, the Form S-4 with respect to the Parent Common Stock issuable in the Topco Merger (and, if required, with respect to the New Liberty Holdco Common Shares issuable in the Company Merger), which will include the preliminary Proxy Statement/Prospectus, and (ii) Parent shall prepare and cause to be submitted to the NYSE the application and other agreements and documentation necessary for the listing of the Parent Common Stock issuable in the Topco Merger on the NYSE. Each of the Parties hereto shall use its commercially reasonable efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 and the Proxy Statement/Prospectus comply in all material respects with the applicable provisions of the Exchange Act and Securities Act, and (C) keep the Form S-4 effective for so long as necessary to complete the Mergers. Parent shall use its commercially reasonable efforts to have the application for the listing of the Parent Common Stock accepted by the NYSE as promptly as is practicable following submission. Each of the Parties hereto shall furnish to any other Party any and all information concerning itself, its Affiliates and the holders of its shares of beneficial interest or capital stock as may be required or reasonably requested to be disclosed in the Form S-4 and in the Proxy Statement/Prospectus as promptly as practicable after the date hereof and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and Proxy Statement/Prospectus and the preparation and filing of the NYSE listing application. The Parties shall notify each other promptly of the receipt of any comments from the SEC or the NYSE and of any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement/Prospectus or from the NYSE for amendments or supplements to the NYSE listing application or for additional information. Each Party shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the NYSE, on the other hand, and all written comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the SEC or with respect to the NYSE listing application received from the NYSE and advise the other Party of any oral comments with respect to the Proxy Statement/Prospectus or the Form S-4 received from the SEC or from the NYSE with respect to the NYSE listing application. Each of the Company and Parent shall use its commercially reasonable efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or the Proxy Statement/Prospectus, and to any comments from the NYSE with respect to the NYSE listing application. Notwithstanding the foregoing, prior to (1) filing the Form S-4 or the Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC, or (2) submitting the NYSE listing application to the NYSE or responding to any comments of the NYSE, each of the Company and Parent shall cooperate and provide the other Party a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall give reasonable and good faith consideration to any comments thereon made by the other Party or its counsel. Parent shall advise the Company, promptly after it receives notice thereof, (x) of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Topco Merger for offering or sale in any jurisdiction, and Parent shall use its commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated and (y) of the time the NYSE listing application is accepted. Parent shall take any other action required to be taken under the Securities Act, the Exchange Act, NYSE rules and regulations, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Parent Common Stock in the Topco Merger, and the Company shall furnish to Parent all information concerning the Company and the Company’s shareholders as may be reasonably requested in connection with any such actions. Parent shall also take any other action required to be taken under the Securities Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the New OP Units and New Preferred OP Units in the Partnership Merger, and the Company shall furnish all information concerning the Company, the Partnership and the holders of the Partnership OP Units and Partnership Preferred Units as may be reasonably requested in connection with any such actions. The Parent Parties shall have the right, to the extent necessary (and following consultation with the Company), to prepare and file a Form S-4 or any other registration form under the Securities Act or Exchange Act with respect to the New OP Units and New Preferred OP Units (the “OP Unit Form S-4”) to be issued in connection with the Partnership Merger. The Company Parties will cooperate in the preparation of the OP Unit Form S-4 pursuant to the immediately preceding sentence. For the avoidance of doubt, in the event the Parent Parties determine to prepare and file the OP Unit Form S-4, (I) the Parent Parties shall prepare and cause to be filed with the SEC, as promptly as reasonably practicable after such determination, the OP Unit Form S-4, and (II) all references in this Agreement to “Form S-4” (including this Section 7.1 and Section 8.1(d)) shall be deemed to refer to the Form S-4 and the OP Unit Form S-4, collectively.

(b)               If, at any time prior to the receipt of the Company Shareholder Approval, any event occurs with respect to the Company, any Company Subsidiary or Parent, Parent OP or any of the Parent Subsidiaries, or any change occurs with respect to other information to be included in the Form S-4 or the Proxy Statement/Prospectus, which is required to be described in an amendment of, or a supplement to, the Form S-4 or the Proxy Statement/Prospectus, the Company or Parent, as the case may be, shall promptly notify the other Party of such event and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement/Prospectus or the Form S-4.

(c)               As promptly as practicable following the date on which the Form S-4 is declared effective under the Securities Act, the Company shall establish a record date for, duly call, give notice of, convene and hold a meeting of the Company’s shareholders for the purpose of seeking the Company Shareholder Approval (together with any adjournments or postponements thereof, the “Company Shareholder Meeting”). The Company shall cause the Proxy Statement/Prospectus to be mailed to the shareholders of the Company entitled to vote at the Company Shareholder Meeting and to hold the Company Shareholder Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act; provided, however, that in no event shall the Company be required to cause the Proxy Statement/Prospectus to be mailed prior to the thirty-fifth (35th) day following the date hereof. The Company Recommendation shall be included in the Proxy Statement/Prospectus and the Company shall use its reasonable best efforts to obtain the Company Shareholder Approval, unless a Change in Company Recommendation has occurred in compliance with Section 7.4(b)(iv) or Section 7.4(b)(v). Notwithstanding the foregoing provisions of this Section 7.1(c), if, on a date for which the Company Shareholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of Company Common Shares to obtain the Company Shareholder Approval, whether or not a quorum is present, the Company shall make one or more successive postponements or adjournments of the Company Shareholder Meeting solely for the purpose of and for the times reasonably necessary to solicit additional proxies and votes in favor of the Company Mergers; provided, that the Company Shareholder Meeting is not postponed or adjourned to a date that is more than thirty (30) days after the date for which the Company Shareholder Meeting was originally scheduled (excluding any postponement or adjournments required by applicable Law) without the consent of Parent.

Section 7.2            Other Filings. In connection with and without limiting the obligations under Section 7.1, as soon as practicable following the date of this Agreement, the Company Parties and the Parent Parties each shall (or shall cause their applicable Subsidiaries to) use their commercially reasonable efforts to properly prepare and file any other filings required under the Exchange Act or any other Law relating to the Mergers (collectively, the “Other Filings”). Each of the Parties shall (and shall cause their Affiliates to) promptly notify the other Parties of the receipt of any comments on, or any request for amendments or supplements to, any of the Other Filings by the SEC or any other Governmental Authority or official, and each of the Parties shall supply the other Parties with copies of all correspondence between it and each of its Subsidiaries and representatives, on the one hand, and the SEC or the members of its staff or any other appropriate governmental official, on the other hand, with respect to any of the Other Filings, except, in each case, that confidential competitively sensitive business information may be redacted from such exchanges. Each of the Parties shall promptly obtain and furnish the other Parties with (a) the information which may be reasonably required in order to make such Other Filings and (b) any additional information which may be requested by a Governmental Authority and which the Parties reasonably deem appropriate; provided that the Parties may, as they deem advisable and necessary, designate any sensitive materials provided to the other under this Section 7.2 as “outside counsel only” (in which case such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, trustees or directors of the recipient without the advance written consent of the Party providing such materials). Without limiting the foregoing, each Party shall (i) use its commercially reasonable efforts to respond as promptly as practicable to any request by the SEC or any other Governmental Authority or official for information, documents or other materials in connection with the review of the Other Filings or the transactions contemplated hereby; and (ii) provide to the other Party, and permit the other Party to review and comment in advance of submission, all proposed correspondence, filings, and written communications to the SEC or any other Governmental Authority or official with respect to the transactions contemplated hereby. To the extent reasonably practicable, neither the Company nor Parent shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

Section 7.3            Additional Agreements. Subject to the terms and conditions herein provided, but subject to the obligation to act in good faith, and subject at all times to the Company’s and its trustees’ and Parent’s and its directors’, as applicable, right and duty to act in a manner consistent with their duties, each of the Parties agrees to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Mergers and to cooperate with each other in connection with the foregoing, including the taking of such actions as are necessary to obtain any necessary or advisable consents, approvals, orders, exemptions, waivers and authorizations by or from (or to give any notice to) any public or private third party, including any that are required to be obtained or made under any Law or any contract, agreement or instrument to which the Company or any Company Subsidiary or Parent, Parent OP or any Parent Subsidiary, as applicable, is a party or by which any of their respective properties or assets are bound, to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Mergers, to effect all necessary registrations and Other Filings and submissions of information requested by a Governmental Authority, and to use its commercially reasonable efforts to cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Mergers.

Section 7.4            Acquisition Proposals; Changes in Recommendation.

(a)               Except as expressly provided in this Section 7.4, from and after the date hereof, the Company shall not, shall cause its Subsidiaries and its and their respective officers, directors and trustees not to, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly facilitate (including by way of furnishing non-public information) any inquiries, indications of interest or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide any nonpublic information or data to any Person relating to, an Acquisition Proposal or any inquiries, proposals, indications of interest or offers that constitute, or would reasonably be expected to lead to an Acquisition Proposal, (iii) approve or execute or enter into any letter of intent, agreement in principle, merger agreement, asset purchase or share exchange agreement, option agreement or other similar agreement relating to any Acquisition Proposal (an “Acquisition Agreement”), or (iv) propose or agree to do any of the foregoing. For the avoidance of doubt, this Section 7.4(a) shall not prohibit the Company or its Representatives from informing any Third Party of the terms of this Section 7.4 and referring such Third Party to any publicly-available copy of this Agreement.

(b)               (i) Notwithstanding anything in this Agreement to the contrary, the Company Board shall be permitted to take the following actions, prior to the Company Shareholder Meeting, in response to an unsolicited bona fide written Acquisition Proposal by a Person made after the date of this Agreement (provided that the Acquisition Proposal by such Person did not result from a breach of Section 7.4(a) or Section 7.4(c)) and which the Company Board concludes in good faith (after consultation with its outside legal counsel and its financial advisors) either constitutes or would reasonably be expected to lead to a Superior Proposal, if the Company Board concludes in good faith (after consultation with its outside legal counsel) that failure to do so would be inconsistent with their duties as trustees under applicable Law: (A) engage in discussions and negotiations regarding such Acquisition Proposal with the Person who made such Acquisition Proposal, and (B) provide any nonpublic information or data to the Person who made such Acquisition Proposal after entering into an Acceptable Confidentiality Agreement with such Person; provided, however, that, prior to taking any of the actions described in the immediately preceding clause (A) and clause (B), the Company must comply with its obligations under Section 7.4(b)(ii) with respect to such Acquisition Proposal and must notify Parent that it intends to take such action with respect to such Acquisition Proposal. The Company shall provide Parent with a copy of any nonpublic information or data provided to the Person who made such Acquisition Proposal prior to or simultaneously with furnishing such information to such Person to the extent such nonpublic information or data has not been previously provided to Parent. For purposes of this Section 7.4(b), an “Acceptable Confidentiality Agreement” means a confidentiality agreement between the Company, on the one hand, and a counterparty, on the other hand, having confidentiality and use provisions that are no more favorable as a whole to such counterparty than those contained in the Confidentiality Agreement with respect to Parent; provided, however, that such confidentiality agreement shall not contain any standstill.

(ii)              The Company shall promptly (but in no event later than twenty-four (24) hours) notify Parent orally, and promptly thereafter in writing, of the receipt by the Company, New Liberty Holdco, the Partnership, the Company Board or any of their respective Representatives of any inquiry, proposal, indication of interest or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal. Such notice shall indicate the identity of the Person making such inquiry, proposal, indication of interest or offer, and the material terms and conditions of, such inquiry, proposal, indication of interest or offer (including a copy thereof if in writing and any material documentation or correspondence that sets forth any such terms). The Company shall (A) promptly (but in no event later than twenty-four (24) hours) notify Parent, orally and promptly thereafter in writing, of any changes or modifications to the material terms of the Acquisition Proposal and (B) keep Parent informed on a reasonably current basis regarding material developments, discussions and negotiations concerning any such Acquisition Proposal.

(iii)            Except as provided in Section 7.4(b)(iv) or Section 7.4(b)(v), neither the Company Board nor any committee thereof (nor the board of trustees of New Liberty Holdco or any committee thereof) shall (A) withhold or withdraw, or qualify or modify in any manner adverse to the Parent Parties, the Company Recommendation, (B) adopt, approve or recommend any Acquisition Proposal (or any transaction or series of related transactions included within the definition of an Acquisition Proposal), (C) fail to include the Company Recommendation in the Proxy Statement/Prospectus, (D) fail to recommend against any Acquisition Proposal subject to Regulation 14D promulgated under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days after Parent so requests in writing, (E) if an Acquisition Proposal or any material modification thereof is made public or is otherwise sent to the holders of Company Common Shares, fail to issue a press release or other public communication that reaffirms the Company Recommendation within ten (10) Business Days after Parent so requests in writing, (F) authorize, cause or permit the Company or any of its Affiliates to enter into any Acquisition Agreement (other than an Acceptable Confidentiality Agreement in accordance with Section 7.4(b)(i)), or (G) propose, resolve or agree to take any action set forth in the foregoing clauses (A) through (F) (any action set forth in this Section 7.4(b)(iii), a “Change in Company Recommendation”).

(iv)             Notwithstanding anything in this Agreement to the contrary, with respect to an Acquisition Proposal, at any time prior to the receipt of the Company Shareholder Approval, the Company Board may make a Change in Company Recommendation or terminate this Agreement pursuant to Section 9.1(e), if and only if (A) an unsolicited bona fide written Acquisition Proposal (provided that the Acquisition Proposal did not result from a breach of Section 7.4(a) or Section 7.4(c)) is made to the Company and is not withdrawn, (B) the Company Board has concluded in good faith (after consultation with its outside legal counsel and its financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (C) the Company Board has concluded in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with their duties as trustees under applicable Law, (D) four (4) Business Days (the “Notice Period”) shall have elapsed since the Company has given written notice to Parent advising Parent that the Company intends to take such action and specifying in reasonable detail the reasons therefor, including the material terms and conditions of any such Superior Proposal that is the basis of the proposed action (a “Superior Proposal Notice”), which Superior Proposal Notice shall not, in and of itself, be deemed a Change in Company Recommendation for any purpose of this Agreement, (E) during such Notice Period, the Company has considered and, if requested by Parent, engaged and caused its Representatives to engage in good faith discussions with Parent regarding any adjustment or modification of the terms of this Agreement proposed by Parent, and (F) the Company Board, following such Notice Period, again concludes in good faith (after consultation with its outside legal counsel and its financial advisors and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent) that the failure to do so would be inconsistent with their duties as trustees under applicable Law and that such Acquisition Proposal continues to constitute a Superior Proposal; provided, however, that (1) if, during the Notice Period, any material revisions are made to the Superior Proposal (it being understood that a material revision shall include any change in the purchase price or form of consideration in such Superior Proposal), the Company Board shall give a new Superior Proposal Notice to Parent prior to the expiration of the Notice Period and shall comply in all respects with the requirements of this Section 7.4(b)(iv) and the Notice Period shall thereafter expire on the third (3rd) Business Day immediately following the date of the delivery of such new Superior Proposal Notice (provided that the delivery of a new Superior Proposal Notice shall in no event shorten the four (4) Business Day duration applicable to the initial Notice Period) and (2) in the event the Company Board does not determine in accordance with the immediately preceding clause (F) that such Acquisition Proposal is a Superior Proposal, but thereafter determines to make a Change in Company Recommendation pursuant to this Section 7.4 or terminate this Agreement pursuant to Section 9.1(e) with respect to an Acquisition Proposal (whether from the same or different Person), the foregoing procedures and requirements referred to in this Section 7.4(b)(iv) shall apply anew prior to the taking of any such actions.

(v)               Notwithstanding anything in this Agreement to the contrary, in circumstances not involving or relating to an Acquisition Proposal, at any time prior to the receipt of the Company Shareholder Approval, the Company Board may make a Change in Company Recommendation (but only as set forth in clauses (A) or (C) or, to the extent related to clauses (A) or (C), clause (G) of Section 7.4(b)(iii)) if and only if (A) an Intervening Event has occurred, (B) the Company Board has concluded in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with their duties as trustees under applicable Law, (C) four (4) Business Days (the “Intervening Event Notice Period”) shall have elapsed since the Company has given written notice (which written notice shall not, in and of itself, be deemed a Change in Company Recommendation for any purpose of this Agreement) to Parent advising that the Company intends to take such action and specifying in reasonable detail the reasons therefor, (D) during such Intervening Event Notice Period, the Company has considered and, if requested by Parent, engaged and caused its Representatives to engage in good faith discussions with Parent regarding any adjustment or modification of the terms of this Agreement proposed by Parent, and (E) the Company Board, following such Intervening Event Notice Period, again reasonably determines in good faith (after consultation with its outside legal counsel and its financial advisors, and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent) that failure to do so would be inconsistent with their duties as trustees under applicable Law; provided, however, that in the event the Company Board does not make such a Change in Company Recommendation following such Intervening Event Notice Period, but thereafter determines to make such a Change in Company Recommendation pursuant to this Section 7.4(b)(v) in circumstances not involving an Acquisition Proposal, the foregoing procedures and requirements referred to in this Section 7.4(b)(v) shall apply anew prior to the taking of any such actions.

(vi)             Nothing contained in this Section 7.4 shall prohibit the Company from (A) taking and disclosing to its shareholders a position contemplated by Rule 14e-2 (a) promulgated under the Exchange Act or from making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act, (B) making any other disclosure to its shareholders with regard to the transactions contemplated by this Agreement or an Acquisition Proposal that the Company Board reasonably determines (after consultation with its outside counsel) is required by applicable Law or (C) issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided, however, that any such disclosure that addresses the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or an Acquisition Proposal shall be deemed to be a Change in Company Recommendation unless the Company Board in connection with such communication publicly states that the Company Recommendation has not changed or refers to the prior recommendation of the Company, without disclosing any Change in Company Recommendation. For the avoidance of doubt, the Company Board may not make a Change in Company Recommendation unless in compliance with Section 7.4(b)(iv) or Section 7.4(b)(v).

(c)               Upon execution of this Agreement, the Company agrees that it will and will cause its Subsidiaries, and its and their Representatives to, (i) cease immediately and terminate any and all existing activities, discussions or negotiations with any Third Parties conducted heretofore with respect to any Acquisition Proposal, (ii) terminate any such Third Party’s access to any physical or electronic data rooms and (iii) request that any such Third Party and its Representatives (A) destroy or return all confidential information concerning the Company or the Company Subsidiaries furnished by or on behalf of the Company or any of the Company Subsidiaries and (B) destroy all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze such confidential information, in the case of the foregoing clauses (ii) and (iii), to the extent required by and in accordance with the terms of the applicable confidentiality agreement between the Company or any of the Company Subsidiaries and such Person. The Company agrees that it will promptly inform its and its Subsidiaries’ respective Representatives of the obligations undertaken in this Section 7.4. Any violation of the restrictions set forth in this Section 7.4 by any officer, trustee, director or investment banker of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 7.4 by the Company for purposes of this Agreement.

(d)               Notwithstanding any Change in Company Recommendation, unless such Change in Company Recommendation is with respect to a Superior Proposal and this Agreement is terminated pursuant to Section 9.1(e), the Company shall cause the approval of the Company Mergers to be submitted to a vote of its shareholders at the Company Shareholder Meeting.

(e)               Without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), approval of the Company Mergers is the only matter, other than any say-on-golden parachute vote that may be required pursuant to Section 14A(b)(2) of the Exchange Act and Rule 14a-21(c) thereunder and a proposal to approve the adjournment of the Company Shareholder Meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the Company Shareholder Meeting to obtain the Company Shareholder Approval, which the Company shall propose to be acted on by its shareholders at the Company Shareholder Meeting.

(f)                The Company shall not submit to the vote of its shareholders any Acquisition Proposal other than the Mergers prior to the termination of this Agreement.

Section 7.5            Officers’ and Trustees’ Indemnification.

(a)               From and after the Topco Merger Effective Time, Parent (the “Indemnifying Party”) shall, for a period of six (6) years from the Topco Merger Effective Time: (i) indemnify and hold harmless each person who is at the date hereof, was previously, or is during any of the period from the date hereof until the Topco Merger Effective Time, serving as a manager, director, officer, trustee or fiduciary of the Company or any of the Company Subsidiaries (for the avoidance of doubt, including New Liberty Holdco) and acting in such capacity (collectively, the “Indemnified Parties”) to the fullest extent that a Maryland corporation is permitted to indemnify and hold harmless its own such Persons under the applicable Laws of the State of Maryland, as now or hereafter in effect, in connection with any Claim with respect to matters occurring on or before the Topco Merger Effective Time and any losses, claims, damages, liabilities, costs, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such Claim; and (ii) promptly pay on behalf of or advance to each of the Indemnified Parties, to the fullest extent that a Maryland corporation is permitted to indemnify and hold harmless its own such Persons under the applicable Laws of the State of Maryland, as now or hereafter in effect, any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Claim Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to Parent’s receipt of an undertaking by or on behalf of such Indemnified Party to repay such Claim Expenses if it is ultimately determined under applicable Laws or any of the Company Governing Documents that such Indemnified Party is not entitled to be indemnified; provided, however, that if, at any time prior to the sixth (6th) anniversary of the Topco Merger Effective Time, any Indemnified Party delivers to Parent a written notice asserting that indemnification is required in accordance with this Section 7.5 with respect to a Claim, then the provisions for indemnification contained in this Section 7.5 with respect to such Claim shall survive the sixth (6th) anniversary of the Topco Merger Effective Time and shall continue to apply until such time as such Claim is fully and finally resolved. The Indemnifying Party shall not settle, compromise or consent to the entry of any judgment in, or seek termination with respect to, any actual or threatened Claim in respect of which indemnification may be sought by an Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Parties from all liability arising out of such Claim. No Indemnified Party shall be liable for any amounts paid in any settlement effected without its prior express written consent.

(b)               Without limiting the foregoing, each of the Parent Parties agrees that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Topco Merger Effective Time now existing in favor of the current or former directors, officers, trustees, agents or fiduciaries of the Company or any of the Company Subsidiaries as provided in the Company Governing Documents and indemnification or similar agreements of the Company shall survive the Topco Merger and shall continue in full force and effect in accordance with their terms, and shall not be amended, repealed or modified in a manner adverse to the Indemnified parties, for a period of six (6) years following the Topco Merger Effective Time; provided that if, at any time prior to the sixth (6th) anniversary of the Topco Merger Effective Time, any Indemnified Party delivers to Parent a written notice asserting that indemnification is required in accordance with this Section 7.5 with respect to a Claim, then the provisions for indemnification contained in this Section 7.5 with respect to such Claim shall survive the sixth (6th) anniversary of the Topco Merger Effective Time and shall continue to apply until such time as such Claim is fully and finally resolved.

(c)               Prior to the Topco Merger Effective Time, the Company shall obtain and fully pay the premium for, and Parent shall maintain in full force and effect (and the obligations under to be honored), during the six (6) year period beginning on the date of the Topco Merger Effective Time, a “tail” prepaid directors’ and officers’ liability insurance policy or policies (which policy or policies by their respective express terms shall survive the Mergers) from the Company’s current insurance carrier or an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, of at least the same coverage and amounts and containing terms and conditions, retentions and limits of liability that are no less favorable than the Company’s and the Company Subsidiaries’ existing directors’ and officers’ liability policy or policies for the benefit of the Indemnified Parties with respect to directors’ and officers’ liability insurance for Claims arising from facts or events that occurred on or prior to the Topco Merger Effective Time; provided, however, that in no event shall the aggregate premium payable for such “tail” insurance policy exceed an amount equal to 250% of the annual premium paid by the Company for its directors’ and officers’ liability insurance as set forth in Section 7.5(c) of the Company Disclosure Schedule (such amount being the “Maximum Premium”). If the Company is unable to obtain the “tail” insurance described in the first sentence of this Section 7.5(c) for an amount equal to or less than the Maximum Premium, the Company shall be entitled to obtain as much comparable “tail” insurance as reasonably available for an aggregate cost equal to the Maximum Premium.

(d)               If any of Parent or its successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving company, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 7.5.

(e)               The provisions of this Section 7.5 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party and other Person referred to in this Section 7.5 (who are intended to be third party beneficiaries of this Section 7.5), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of Parent and the Company, and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including the successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 7.5 shall be in addition to, and not in substitution for, any other rights to indemnification or exculpation which an Indemnified Party and other Person referred to in this Section 7.5 is entitled, whether pursuant to applicable Law, contract or otherwise.

Section 7.6            Access to Information; Confidentiality.

(a)               During the Interim Period, to the extent permitted by applicable Law and contracts, each Party shall, and shall cause each of its Subsidiaries to, (i) furnish the Company or Parent, as applicable, with such financial and operating data and other information with respect to the business, properties, offices, books, contracts, records and personnel of the Company and the Company Subsidiaries or Parent, Parent OP and Parent Subsidiaries, as applicable, as the Company or Parent, as applicable, may from time to time reasonably request, and (ii) with respect to the Company and the Company Subsidiaries and subject to the terms of the Company Leases, facilitate reasonable access for Parent and its authorized Representatives during normal business hours, and upon reasonable advance notice, to all Company Properties; provided, however, that no investigation pursuant to this Section 7.6 shall affect or be deemed to modify any of the representations or warranties made by the Company Parties or the Parent Parties, as applicable, hereto and all such access shall be coordinated through the Company or Parent, as applicable, or its respective designated Representatives, in accordance with such reasonable procedures as they may establish. Notwithstanding the foregoing, neither the Company nor Parent shall be required by this Section 7.6 to provide the other Party or the Representatives of such other Party with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a Third Party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (if the Company or Parent, as applicable, has used commercially reasonable efforts to obtain permission or consent of such Third Party to such disclosure), (B) the disclosure of which would violate any Law or legal duty of the Party or any of its Representatives (provided, however, that the Company or Parent, as applicable, shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of such Law or legal duty), (C) that is subject to any attorney-client, attorney work product or other legal privilege or would cause a risk of a loss of privilege to the disclosing Party (provided, however, that the Company or Parent, as applicable, shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not result in a loss of such attorney-client, attorney work product or other legal privilege) or (D) if it reasonably determines that such access is reasonably likely to materially disrupt, impair or interfere with its, or its Subsidiaries’, business or operations; provided, however, that the Parties will work in good faith to determine a means to provide access that will not materially disrupt, impair or interfere with such business or operations. Each of the Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder. Prior to the Partnership Merger Effective Time, each of the Company Parties and each of the Parent Parties shall not, and shall direct their respective Representatives and Affiliates not to, contact or otherwise communicate (for the avoidance of doubt, other than any public communications otherwise permitted by this Agreement) with parties with which such Party knows the other Party has a business relationship (including tenants/subtenants) regarding the business of such other Party or this Agreement and the transactions contemplated hereby without the prior written consent of such other Party (such consent not to be unreasonably withheld, conditioned or delayed); provided that, notwithstanding the foregoing or anything else in this Agreement or in the Confidentiality Agreement to the contrary, a Party and its respective Representatives and Affiliates may contact or otherwise communicate with such parties without any consent of the other Party (I) in pursuing its own business activities (operating in the ordinary course) or (II) in connection with the activities contemplated by Section 7.18.

(b)               Prior to the Topco Merger Effective Time, each of the Company and Parent shall hold, and will cause its respective Representatives and Affiliates to hold any nonpublic information exchanged pursuant to this Section 7.6 in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination thereof; provided, however, that Section 9 of the Confidentiality Agreement shall terminate and be of no further force or effect.

Section 7.7            Public Announcements. Except with respect to any Change in Company Recommendation or any action taken by the Company or the Company Board pursuant to and in accordance with Section 7.4, so long as this Agreement is in effect, the Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement and, except as otherwise permitted or required by this Agreement and except for the initial press release that will be mutually agreed in good faith by the Parties, none of the Company or the Parent shall issue any such press release or make any such public statement or filing prior to obtaining the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that a Party may, without the prior consent of the other Parties, issue any such press release or make any such public statement or filing (a) if the disclosure contained therein is consistent in all material respects with the initial press release referred to above or (b) as may be required by Law, order or the applicable rules of any stock exchange or quotation system if, in the case of this clause (b), (i) for any reason it is not reasonably practicable to consult with the other Party before making any public statement with respect to this Agreement or any of the transactions contemplated by this Agreement or (ii) the Party issuing such press release or making such public statement has used its commercially reasonable efforts to consult with the other Party and to obtain such Party’s consent but has been unable to do so in a timely manner through no fault of such issuing Party.

Section 7.8            Employment Matters.

(a)               Parent shall, and shall cause each Parent Subsidiary and Parent OP, as applicable, to, provide each individual who is an employee of the Company or any Company Subsidiary immediately prior to the Topco Merger Effective Time and who remains employed by Parent or any Parent Subsidiary or Parent OP immediately following the Topco Merger Effective Time (each, a “Continuing Employee” and collectively, the “Continuing Employees”) with compensation and benefits determined by the Parent Parties and, if applicable, compensation and benefits that are mutually agreed between the Parent Parties and such Continuing Employee. In addition, during the period commencing on the Topco Merger Effective Time and ending on the date that is twenty four (24) months after the Topco Merger Effective Time (or if earlier, the date of the Continuing Employee’s termination of employment with Parent, Parent OP and the Parent Subsidiaries), Parent shall, and shall cause each Parent Subsidiary and Parent OP, as applicable, to, provide Continuing Employees with severance benefits that are consistent with, and no less favorable than, those provided for in the severance plan in effect for such Continuing Employee as of the Closing as described on Section 4.14(g) of the Disclosure Schedule.

(b)               Parent shall, and shall cause each Parent Subsidiary and Parent OP, as applicable, to, provide, each employee of the Company or any Company Subsidiaries whose employment terminates as of the Topco Merger Effective Time, and who meets the requirements for severance pay under the applicable severance plan in effect for such employee as of the Topco Merger Effective Time as described in Section 4.14(g) of the Disclosure Schedule, with severance benefits that are consistent with, and no less favorable than, those provided for in such severance plan.

(c)               Parent shall, and shall cause Parent OP and the Parent Subsidiaries to, provide credit for each Continuing Employee’s length of service with the Company and the Company Subsidiaries (as well as service with any predecessor employer of the Company or any Company Subsidiary) for purposes of eligibility, vesting and benefit level under any employee vacation, severance or paid time off benefit plan, program, policy, agreement or arrangement, or any retirement or savings plan, maintained by Parent, Parent OP and the Parent Subsidiaries in which such Continuing Employee is eligible to participate (“Parent Employee Program”) (but not for purposes of any benefit accrual under any defined benefit pension plan) to the same extent that such service was recognized under a similar plan, program, policy, agreement or arrangement of the Company or any Company Subsidiary, except that no such prior service credit will be required or provided to the extent that (i) it results in a duplication of benefits, or (ii) such service was not recognized under the corresponding Company Employee Program.

(d)               To the extent permitted by applicable Law, Parent shall use, and shall cause the Parent OP and the Parent Subsidiaries to use, commercially reasonable efforts to cause each Parent Employee Program in which any Continuing Employee participates that provides health or welfare benefits to (i) waive all limitations as to preexisting conditions, exclusions, waiting periods and service conditions with respect to participation and coverage requirements applicable to Continuing Employees, other than limitations applicable under the corresponding Company Employee Program or to the extent that such preexisting condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Employee Program and (ii) honor any payments, charges and expenses of Continuing Employees (and their eligible dependents) that were applied toward the deductible and out-of-pocket maximums under the corresponding Company Employee Program in satisfying any applicable deductibles, out-of-pocket maximums or co-payments under a corresponding Parent Employee Program during the calendar year in which the Closing occurs.

(e)               During the Interim Period, the Parent Parties and the Company and the Company Subsidiaries shall, and agree to cause their applicable Affiliates to, cooperate with each other to accomplish the matters addressed by this Section 7.8 and the Company and the Company Subsidiaries agree, upon the reasonable request of Parent, to assist the Parent Parties with respect to post-closing employment matters relating to employees of the Company and the Company Subsidiaries.

(f)                Nothing in this Section 7.8 shall (i) confer any rights upon any Person, including any Continuing Employee or former employee of the Company or the Company Subsidiaries, other than the Parties to this Agreement and their respective successors and permitted assigns, (ii) constitute or create an employment agreement or create any right in any Continuing Employee or any other Person to any continued employment or service with or for, or to receive any compensation or benefits from, the Company, the Company Subsidiaries, Parent, Parent OP, the Parent Subsidiaries, (iii) constitute or be treated as an amendment, modification, adoption, suspension or termination of any Company Employee Program or any Parent Employee Program, or (iv) alter or limit the ability of the Company, the Company Subsidiaries, Parent, Parent OP, or the Parent Subsidiaries to amend, modify or terminate any benefit plan, program, policy, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, consistent with the terms of such plan, program, policy, agreement or arrangement.

Section 7.9            Certain Tax Matters.

(a)               Each of Parent and the Company shall use their respective reasonable best efforts (before and, as relevant, after the Topco Merger Effective Time) to cause each of the Company Merger and the Topco Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Provided the Company shall have received the opinion of counsel referred to in Section 8.3(e) and Parent shall have received the opinion of counsel referred to in Section 8.2(e), the Parties shall treat each of the Company Merger and the Topco Merger as a “reorganization” under Section 368(a) of the Code and no Party shall take any position for Tax purposes inconsistent therewith, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b)               Parent and the Company shall cooperate in good faith in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. The Parent Parties shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of Company Common Shares or Partnership OP Units, all Transfer Taxes.

(c)               The Company shall cooperate and consult in good faith with Parent with respect to maintenance of the REIT status of the Company (and any of the Company’s Subsidiaries that is a REIT) for the Company’s 2019 taxable year. The Parent and the Company shall cooperate to cause each Taxable REIT Subsidiary of the Company to jointly elect with Parent to be treated as a Taxable REIT Subsidiary of Parent, effective as of the date of the Topco Merger Effective Time.

(d)               Parent OP shall adopt the “traditional method” as set forth in Treasury Regulations Section 1.704-3 (and any analogous provision of state or local income tax law) with respect to any variation between the adjusted tax basis and fair market value, as of the Partnership Merger Effective Time, of any of the Company Properties or any other assets deemed transferred by the Partnership to Parent OP for federal income tax purposes.

Section 7.10        Notification of Certain Matters; Transaction Litigation

(a)               The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, any of the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with any of the Mergers or the other transactions contemplated by this Agreement.

(b)               Promptly after becoming aware, the Company shall give written notice to Parent, and Parent shall give written notice to Company, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that, if uncured, it would be reasonably expected to result in any of the applicable closing conditions set forth in Article VIII not being capable of being satisfied by the Drop Dead Date; or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement such that, if uncured, it would result in any of the applicable closing conditions set forth in Article VIII not to be satisfied; provided, however, that no such notification (or failure to give such notification) shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Without limiting the foregoing, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, if, to the Company’s Knowledge or the Parent’s Knowledge, as applicable, the occurrence of any state of facts or Event would cause, or would reasonably be expected to cause, any of the conditions to Closing set forth in Article VIII not to be satisfied or satisfaction to be reasonably delayed. Notwithstanding anything to the contrary in this Agreement, the failure by the Company, Parent or their respective Representatives to provide such prompt notice under Section 7.10(a), Section 7.10(b) or Section 7.10(c) shall not constitute a breach of covenant for purposes of Section 8.2(b) or Section 8.3(b).

(c)               Each of the Company and Parent agrees to give prompt written notice to the other Party upon becoming aware of the occurrence or impending occurrence of any Event relating to it or any of its Subsidiaries, which could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

(d)               The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any Action commenced or, to the Company’s Knowledge or Parent’s Knowledge, as applicable, threatened against, relating to or involving such Party or any Company Subsidiary or Parent Subsidiary, respectively, that relates to this Agreement, the Mergers or the other transactions contemplated by this Agreement and each Party shall keep the other Party reasonably informed regarding any such matters. The Company shall give Parent the opportunity to reasonably participate in the defense and settlement of any litigation against the Company, its trustees or its officers relating to this Agreement, the Mergers and the transactions contemplated hereby, and no such settlement shall be agreed to without Parent’s prior written consent; provided, however, that, with respect to any such settlement that only requires payment of monetary amounts by the Company, such consent shall not be unreasonably withheld, conditioned or delayed. Parent shall give the Company the opportunity to reasonably participate in the defense and settlement of any litigation against Parent, its directors or its officers relating to this Agreement, the Mergers and the transactions contemplated hereby.

Section 7.11        Section 16 Matters. Prior to the Company Merger Effective Time, the Company, New Liberty Holdco and Parent shall, as applicable, take all such steps to cause any dispositions of Company Common Shares and New Liberty Holdco Common Shares (including derivative securities with respect thereto) or acquisitions of New Liberty Holdco Common Shares or shares of Parent Common Stock resulting from the transactions contemplated by this Agreement by each individual who is, or may become (as a result of the transactions contemplated by this Agreement), subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, New Liberty Holdco or Parent, as the case may be, to be exempt under Rule 16b-3 promulgated under the Exchange Act, in each case subject to applicable Law.

Section 7.12        Voting of Company Common Shares. Parent shall vote all Company Common Shares beneficially owned by it, Parent OP or any of the Parent Subsidiaries as of the record date for the Company Shareholder Meeting, if any, in favor of approval of the Company Mergers.

Section 7.13        Termination of Company Equity Incentive Plan and Company Dividend Reinvestment and Share Purchase Plan.

(a)               Prior to the Topco Merger Effective Time, the Company Board shall adopt such resolutions or take such other actions as may be required by the Company Equity Incentive Plan no later than immediately prior to the Company Merger Effective Time to effect the intent of Article III and to terminate the Company Equity Incentive Plan effective as of the Topco Merger Effective Time, and to ensure that no awards will be made under the Company Equity Incentive Plan following the Topco Merger Effective Time and no Person shall otherwise acquire any interest in the Company, Parent, Parent OP or any Parent Subsidiary, whether by purchase, exercise or otherwise, under the Company Equity Incentive Plan after the Topco Merger Effective Time.

(b)               The Company Board shall adopt such resolutions or take such other actions as may be required to suspend the Company Dividend Reinvestment and Share Purchase Plan as soon as reasonably practicable following the date of this Agreement. Prior to the Topco Merger Effective Time, the Company Board shall adopt such resolutions or take such other actions as may be required to terminate the Company Dividend Reinvestment and Share Purchase Plan, effective prior to the Topco Merger Effective Time, and ensure that no purchase or other rights under the Company Dividend Reinvestment and Share Purchase Plan enable the holder of such rights to acquire any interest in Parent, Parent OP or any Parent Subsidiary as a result of such purchase or the exercise of such rights at or after the Topco Merger Effective Time.

(c)               If requested by Parent, the Company shall (or shall cause each applicable Company Subsidiary to), not earlier than ten (10) Business Days prior to the Closing Date, terminate the Company 401(k) Plan as of the day immediately prior to the Closing Date (but contingent upon the occurrence of the Mergers) and adopt all required compliance amendments pursuant to written resolutions, the form and substance of which are reasonably satisfactory to Parent. Regardless of whether the Company 401(k) Plan terminates as provided in the immediately preceding sentence, before the Closing Date, the Company shall adopt resolutions providing that all participant accounts in the Company 401(k) Plan shall be 100% vested as of the day immediately prior to the Closing Date (but contingent upon the consummation of the Mergers).

Section 7.14        Takeover Statutes. The Parties shall use their reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Mergers or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Mergers and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

Section 7.15        Tax Representation Letters.

(a)               The Company Parties shall (i) use their reasonable best efforts to obtain or cause to be provided, as appropriate, the opinions of counsel referred to in Section 8.2(c) and Section 8.3(e), (ii) deliver to Cozen O’Connor P.C., counsel to the Company, and Mayer Brown LLP, counsel to Parent, or other counsel described in Section 8.2(c) and Section 8.3(d), respectively, a tax representation letter, dated as of the Closing Date (and, if required, as of the effective date of the Form S-4) and signed by an officer of the Company Parties, containing customary representations of the Company Parties as shall be reasonably necessary or appropriate to enable Cozen O’Connor P.C. or Mayer Brown LLP (or such other counsel described in Section 8.2(c) and Section 8.3(d)) to render the opinions described in Section 8.2(c) and Section 8.3(d), respectively, on the date of the Topco Merger Effective Time (and, if required, on the effective date of the Form S-4) and (iii) deliver to Wachtell, Lipton, Rosen & Katz, counsel to Parent, and Morgan, Lewis & Bockius LLP, counsel to the Company, or other counsel described in Section 8.2(e) and Section 8.3(e), respectively, tax representation letters, dated as of the effective date of the Form S-4 and the date of the Topco Merger Effective Time, respectively, and signed by an officer of the Company Parties, containing customary representations of the Company Parties as shall be reasonably necessary or appropriate to enable Wachtell, Lipton, Rosen & Katz, or other counsel described in Section 8.2(e), to render an opinion on the effective date of the Form S-4 and on the date of the Topco Merger Effective Time, respectively, as described in Section 8.2(e), and Morgan, Lewis & Bockius LLP, or other counsel described in Section 8.3(e), to render an opinion on the effective date of the Form S-4 and on the date of the Topco Merger Effective Time, respectively, as described in Section 8.3(e).

(b)               The Parent Parties shall (i) use their reasonable best efforts to obtain or cause to be provided, as appropriate, the opinions of counsel referred to in Section 8.2(e) and Section 8.3(d), (ii) deliver to Mayer Brown LLP, counsel to Parent, or other counsel described in Section 8.3(d), a tax representation letter, dated as of the date of the Topco Merger Effective Time (and, if required, as of the effective date of the Form S-4) and signed by an officer of the Parent Parties, containing customary representations of the Parent Parties as shall be reasonably necessary or appropriate to enable Mayer Brown LLP, or such other counsel described in Section 8.3(d), to render the opinion described in Section 8.3(d) on the date of the Topco Merger Effective Time (and, if required, on the effective date of the Form S-4), and (iii) deliver to Wachtell, Lipton, Rosen & Katz, counsel to Parent, and Morgan, Lewis & Bockius LLP, counsel to the Company, or other counsel described in Section 8.2(e) and Section 8.3(e), respectively, tax representation letters, dated as of the effective date of the Form S-4 and the date of the Topco Merger Effective Time, respectively, and signed by an officer of the Parent Parties, containing representations of the Parent Parties as shall be reasonably necessary or appropriate to enable Wachtell, Lipton, Rosen & Katz, or other counsel described in Section 8.2(e), to render an opinion on the effective date of the Form S-4 and on the date of the Topco Merger Effective Time, as described in Section 8.2(e), and Morgan, Lewis & Bockius LLP, or other counsel described in Section 8.3(e), to render an opinion on the effective date of the Form S-4 and on the date of the Topco Merger Effective Time, as described in Section 8.3(e).

Section 7.16        Accrued Dividends. In the event that a distribution with respect to the Company Common Shares permitted under the terms of this Agreement has (a) a record date prior to the Topco Merger Effective Time and (b) has not been paid as of the Topco Merger Effective Time, the holders of Company Common Shares and Partnership OP Units shall be entitled to receive such distribution from the Company (or the Partnership, as applicable) as of immediately prior to the time such shares or units are exchanged pursuant to Article III.

Section 7.17        Dividends and Distributions.

(a)               From and after the date of this Agreement until the earlier of the Partnership Merger Effective Time and termination of this Agreement pursuant to Section 9.1, none of Parent, the Company or, following the Company Merger Effective Time, New Liberty Holdco shall make, declare or set aside any dividend or other distribution to its respective stockholders or shareholders without the prior written consent of Parent (in the case of the Company and, following the Company Merger Effective Time, New Liberty Holdco) or the Company (in the case of Parent); provided, however, that the written consent of the other Party shall not be required (but written notice shall be given) for (i) in the case of the Company, (x) the authorization and payment of quarterly distributions at a rate not in excess of $0.41 per share, per quarter and (y) for the avoidance of doubt, the regular distributions that are required to be made in respect of the Partnership OP Units in connection with any dividends paid on the Company Common Shares and Partnership Preferred Units in accordance with the terms of the Partnership Agreement and (ii) in the case of Parent, (x) the authorization and payment of quarterly distributions at a rate not in excess of $0.53 per share, per quarter (provided that, notwithstanding anything herein to the contrary, Parent and the Parent Board shall be permitted to increase such quarterly dividend without the Company’s consent by no more than 15% and to declare and pay such increased quarterly dividend), and (y) for the avoidance of doubt, the regular distributions that are required to be made in respect of the Parent OP Units in connection with any dividends paid on the shares of the Parent Common Stock and distributions that are required to be made in respect of the Parent Preferred Units in accordance with the Parent Partnership Agreement; provided, further, that (A) it is agreed that the Parties shall take such actions as are necessary to ensure that if either the holders of Company Common Shares or the holders of Parent Common Stock receive a distribution for a particular quarter prior to the Closing Date, then the holders of Company Common Shares and the holders of Parent Common Stock, respectively, shall also receive a distribution for such quarter, whether in full or pro-rated for the applicable quarter, as necessary to result in the holders of Company Common Shares and the holders of Parent Common Stock receiving dividends covering the same periods prior to the Closing Date and (B) the Parties will cooperate such that any such quarterly distribution by the Company and Parent shall have the same record date and the same payment date in order to ensure that the shareholders of the Company and the stockholders of Parent receive the same number of such dividends prior to the Partnership Merger Effective Time.

(b)               Notwithstanding the foregoing or anything else to the contrary in this Agreement, each of the Company and Parent, as applicable, shall be permitted to declare and pay a dividend to its shareholders or stockholders, the record date for which shall be the close of business on the last Business Day prior to the Closing Date and the payment date shall be as soon as practicable following the Closing Date, distributing any amounts determined by such Party (in each case in consultation with the other Party) to be the minimum dividend required to be distributed in order for such Party to qualify as a REIT and to avoid to the extent reasonably possible the incurrence of income or excise Tax (any dividend paid pursuant to this paragraph, a “REIT Dividend”).

(c)               If either Party determines that it is necessary to declare a REIT Dividend, it shall notify the other Party at least twenty (20) days prior to the date of the Company Shareholder Meeting and such other Party shall be entitled to declare a dividend per share payable (i) in the case of the Company, to holders of Company Common Shares, in an amount per Company Common Share equal to the quotient obtained by dividing (A) the REIT Dividend declared by Parent with respect to each share of Parent Common Stock by (B) the Exchange Ratio and (ii) in the case of Parent, to holders of Parent Common Stock, in an amount per share of Parent Common Stock equal to the product of (x) the REIT Dividend declared by the Company with respect to each Company Common Share and (y) the Exchange Ratio. The record date for any dividend payable pursuant to this Section 7.17(c) shall be the close of business on the last Business Day prior to the Closing Date and the payment date for such dividend shall be as soon as practicable following the Closing Date.

Section 7.18        Other Transactions; Parent-Approved Transactions. During the Interim Period, the Company shall use commercially reasonable efforts to provide such cooperation and assistance as Parent may reasonably request to (a) identify certain assets that Parent may desire to be purchased by one or more Parent Subsidiaries or the Affiliates of the Parent Parties from one or more Company Subsidiaries as part of one or more “like-kind exchanges” under Section 1031 of the Code by such Parent Subsidiaries, (b) identify certain assets that Parent may desire to be purchased by one or more Company Subsidiaries from one or more Parent Subsidiaries or the Affiliates of the Parent Parties as part of one or more “like-kind exchanges” under Section 1031 of the Code by such Company Subsidiaries, (c) cause such purchases or sales referred to in the foregoing clauses (a) and (b) to be completed pursuant to such terms as may be designated by Parent and as may be necessary for such purchases or sales to constitute part of one or more like-kind exchanges under Section 1031 of the Code, (d) convert or cause the conversion of one or more wholly owned Company Subsidiaries that are organized as corporations into limited liability companies (or, if any such Company Subsidiary is organized as a limited liability company, make an election under Treasury Regulations Section 301.7701-3(c) to be disregarded as an entity separate from its owner for U.S. federal income tax purposes) and one or more Company Subsidiaries that are organized as limited partnerships into limited liability companies, on the basis of organizational documents as reasonably requested by Parent, (e) sell or cause to be sold stock, partnership interests, limited liability company interests or other equity interests owned, directly or indirectly, by the Company in one or more Company Subsidiaries at a price and on such other terms as designated by Parent, (f) exercise any right of the Company or a Company Subsidiary to terminate or cause to be terminated any contract to which the Company or a Company Subsidiary is a party and (g) sell or cause to be sold any of the assets and properties of the Company or one or more Company Subsidiaries at a price and on such other terms as designated by Parent (any action or transaction described in clause (c) through (g), a “Parent-Approved Transaction”); provided, that (i) neither the Company nor any of the Company Subsidiaries shall be required to take any action in contravention of (A) any organizational document of the Company or any of the Company Subsidiaries existing as of the date hereof, (B) any Company Material Contract existing as of the date hereof, or (C) applicable Law, (ii) any such conversions, effective times of terminations, sales or transactions, including the consummation of any Parent-Approved Transaction or other obligations of the Company or its Subsidiaries to incur any liabilities with respect thereto, shall be contingent upon all of the conditions set forth in Article VIII having been satisfied (or, with respect to Section 8.2, waived) and receipt by the Company of a written notice from Parent to such effect and that the Parent Parties are prepared to proceed immediately with the Closing (it being understood that in any event the transactions described in clauses (a), (b), (c) and (d) will be deemed to have occurred prior to the Closing), (iii) such actions (or the inability to complete such actions) shall not affect or modify in any respect the obligations of the Parent Parties under this Agreement, including the amount of or timing of payment of the Merger Consideration, the Fractional Share Consideration, the Partnership Merger Common Consideration and the Partnership Merger Preferred Consideration, (iv) neither the Company nor any of the Company Subsidiaries shall be required to take any such action that could adversely affect the classification of the Company, or any Company Subsidiary that is classified as a REIT, as a REIT or could subject the Company or any such Subsidiary to any “prohibited transactions” Taxes or other material Taxes under Code Sections 857(b), 860(c) or 4981 (or other material entity-level Taxes) and (v) neither the Company nor any Company Subsidiary shall be required to take any such action that could result in any United States federal, state or local income Tax being imposed on any holder of Partnership OP Units or Partnership Preferred Units other than the Company or any Company Subsidiary. Such actions or transactions shall be undertaken in the manner (including in the order) specified by Parent and, subject to the limits set forth above and except as agreed by Parent and the Company, such actions or transactions shall be implemented immediately prior to or concurrent with the Closing. Without limiting the foregoing, none of the representations, warranties or covenants of the Company or any of the Company Subsidiaries shall be deemed to apply to, or be deemed to be breached or violated by, the transactions or cooperation contemplated by this Section 7.18. The Company shall not be deemed to have made a Change in Company Recommendation or entered into or agreed to enter an Acquisition Agreement as a result of providing any cooperation or taking any actions to the extent requested by Parent in connection with a Parent-Approved Transaction. The consummation of any Parent-Approved Transaction shall not constitute consummation of an Acquisition Proposal for purposes of Section 9.3(a), nor shall any Acquisition Proposal made in respect of a Parent-Approved Transaction constitute an Acquisition Proposal for purposes of Section 9.3(a). Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries in performing their obligations under this Section 7.18, and Parent shall indemnify the Company and the Company Subsidiaries for any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by the Company or any of the Company Subsidiaries to the extent arising therefrom (and in the event the Mergers and the other transactions contemplated by this Agreement are not consummated, Parent shall promptly reimburse the Company for any reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries not previously reimbursed), other than any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties that result from the gross negligence or willful misconduct by the Company or any Company Subsidiary or from their failure to comply with any instructions of Parent with respect to any such actions.

Section 7.19        Pre-Closing Reorganization. The Company and New Liberty Holdco shall effectuate, or cause to be effectuated, the transactions set forth in Section 7.19 of the Company Disclosure Schedule. The Company hereby covenants and agrees to cause Company Merger Sub, once formed, not to (a) engage in any business activities, (b) have any liabilities or obligations, other than those incident to its formation and incurred pursuant to this Agreement, and (c) conduct any operations except as contemplated hereby.

Section 7.20        Pending Closing. Between the Company Merger Effective Time and the Partnership Merger Effective Time, the Parties and their respective Subsidiaries shall not take any action or conduct any business of any nature whatsoever other than as specifically contemplated by this Agreement and as necessary to effect the Topco Merger, the Contribution and Issuance and the Partnership Merger.

Section 7.21        Registration Rights Agreements. Parent will use its reasonable best efforts to cause the resale of the Parent Common Stock that may be issued upon redemption of the New OP Units, including by any pledgees of the New OP Units, to be included on its existing registration statement promptly following the Closing (but, in any event, on or prior to the thirtieth (30th) day after the Closing Date).

Section 7.22        Financing Cooperation.

(a)               During the Interim Period, the Company shall, and shall cause its Subsidiaries to, and shall cause its and their Representatives to, provide all cooperation reasonably requested by Parent in connection with financing arrangements (including assumptions, guarantees, amendments, supplements, modifications, refinancings, replacements, repayments, terminations or prepayments of the Company Debt Agreements) as Parent may reasonably determine necessary or advisable in connection with the completion of the Mergers or the other transactions contemplated hereby, including timely taking all corporate action reasonably necessary to authorize the execution and delivery of any documents to be entered into prior to Closing in respect of the Company Debt Agreements and delivering all officer’s certificates and legal opinions required to be delivered in connection thereof; provided that any arrangements, guarantees, amendments, supplements, modifications, refinancings, replacements, repayments, terminations, prepayments or other transactions or documents entered into pursuant to this Section 7.22(a) shall be effective at or immediately prior to the Partnership Merger Effective Time (other than any notices required to be given in advance of such time in order for any such financing arrangements or documents to be effective at or immediately prior to the Partnership Merger Effective Time).

(b)               During the Interim Period, Parent or one or more of its Subsidiaries may (i) commence any of the following: (A) one or more offers to purchase any or all of the outstanding debt issued under the Company Notes Indenture for cash (the “Offers to Purchase”); or (B) one or more offers to exchange any or all of the outstanding debt issued under the Company Notes Indenture for securities issued by the Partnership or any of its Affiliates (the “Offers to Exchange”); and (ii) solicit the consent of the holders of debt issued under the Company Notes Indenture regarding certain proposed amendments thereto (the “Consent Solicitations” and, together with the Offers to Purchase and Offers to Exchange, if any, the “Note Offers and Consent Solicitations”); provided that any such notice or offer shall expressly reflect that, and it shall be the case that, the closing of any such transaction shall not be consummated until the Closing. Any Note Offers and Consent Solicitations shall be made on such terms and conditions (including price to be paid and conditionality) as are proposed by Parent and which are permitted by the terms of the Company Notes Indenture and applicable Laws, including SEC rules and regulations. Parent shall consult with the Company regarding the material terms and conditions of any Note Offers and Consent Solicitations, including the timing and commencement of any Note Offers and Consent Solicitations and any tender deadlines. Parent shall have provided the Company with the necessary offer to purchase, offer to exchange, consent solicitation statement, letter of transmittal, press release, if any, in connection therewith, and each other document relevant to the transaction that will be distributed by Parent in the applicable Note Offers and Consent Solicitations (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Note Offers and Consent Solicitations to allow the Company and its counsel to review and comment on such Debt Offer Documents, and Parent shall give reasonable and good faith consideration to any comments made or input provided by the Company and its legal counsel. Subject to the receipt of the requisite holder consents, in connection with any or all of the Consent Solicitations, the Company shall execute a supplemental indenture to the Company Notes Indenture in accordance with the terms thereof amending the terms and provisions of thereof as described in the applicable Debt Offer Documents in a form as reasonably requested by Parent (the “Supplemental Indenture”); provided that the amendments effected by such supplemental indenture shall not become operative until the Closing. During the Interim Period, at Parent’s sole expense, the Company shall and shall cause its Subsidiaries to, and shall cause its and their Representatives to, provide all cooperation reasonably requested by Parent to assist Parent in connection with any Note Offers and Consent Solicitations (including using commercially reasonable efforts to cause the Company’s independent accountants to provide customary consents for use of their reports to the extent required in connection with any Note Offers and Consent Solicitations). The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with any Note Offers and Consent Solicitations will be selected and retained by Parent. If, at any time prior to the completion of the Note Offers and Consent Solicitations, the Company or any of its Subsidiaries, on the one hand, or Parent or any of its Subsidiaries, on the other hand, discovers any information that should be set forth in an amendment or supplement to the Debt Offer Documents, so that the Debt Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, such party that discovers such information shall use commercially reasonable efforts to promptly notify the other Party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated to the holders of the notes outstanding under the Company Notes Indenture.

Section 7.23        Withholding Certificates. The Partnership shall use its reasonable best efforts to obtain and deliver to Parent prior to the Partnership Merger Effective Time a duly executed certificate of non-foreign status, dated as of the date of the Topco Merger Effective Time, from each holder of Partnership OP Units that is a “United States person” (as such term is defined in Section 7701(a)(30) of the Code) in compliance with Treasury Regulations 1.1445-2(b)(2), Section 1446(f)(2)(A) of the Code, IRS Notice 2018-29 and Proposed Treasury Regulations Section 1.1446-2(b)(2); provided, however, that in the event that any such certificate of non-foreign status is not delivered to Parent prior to the Partnership Merger Effective Time, Parent’s remedy shall be limited to withholding pursuant to this Agreement.

Article VIII

CONDITIONS TO THE MERGERS

Section 8.1            Conditions to the Obligations of Each Party to Effect the Mergers. The obligations of the Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent allowed by applicable Law, waiver by the other Parties, at or prior to the Closing, of each of the following conditions:

(a)               Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b)               No Prohibitive Laws. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority and be in effect which would have the effect of making illegal or otherwise prohibiting the consummation of the Mergers or any of the other transactions contemplated by this Agreement.

(c)               No Injunctions, Orders or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order, decree or judgment issued by a Governmental Authority shall be in effect which would have the effect of making illegal or otherwise prohibiting the consummation of the Mergers or any of the other transactions contemplated by this Agreement.

(d)               Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced by the SEC and not withdrawn.

(e)               Listing. The shares of Parent Common Stock to be issued in the Topco Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 8.2            Conditions to Obligations of the Parent Parties. The obligations of the Parent Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are further subject to the satisfaction or waiver by Parent, at or prior to the Closing, of each of the following additional conditions:

(a)               Representations and Warranties. (i) The representations and warranties of the Company Parties contained in Section 4.1 (Existence, Good Standing; Compliance with Law), Section 4.4 (Subsidiary Interests), Section 4.5 (Other Interests), Section 4.16 (No Brokers), Section 4.23 (Information Supplied) and Section 4.26 (Activities of New Liberty Holdco) shall be true and correct in all material respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct in all material respects at and as of such time), (ii) the representations and warranties of the Company Parties contained in Section 4.2 (Authority), Section 4.10 (Absence of Certain Changes), Section 4.17 (Opinions of Financial Advisors), Section 4.18 (Vote Required), Section 4.24 (Investment Company Act) and Section 4.25 (Takeover Statutes) shall be true and correct in all respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), (iii) the representations and warranties of the Company Parties contained in Section 4.3 (Capitalization) shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct in all but de minimis respects at and as of such time), and (iv) each of the other representations and warranties of the Company Parties contained in this Agreement shall be true and correct as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), with only such exceptions, in the case of this clause (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that, with respect to the foregoing clauses (i) and (iv), any exceptions and qualifications with regard to materiality or Company Material Adverse Effect contained therein shall be disregarded for purposes of this Section 8.2(a). Parent shall have received a certificate signed on behalf of each of the Company Parties, dated as of the Closing Date, to the foregoing effect.

(b)               Performance of Obligations of the Company Parties. Each of the Company Parties shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing, and Parent shall have received a certificate signed on behalf of each of the Company Parties, dated as of the Closing Date, to the foregoing effect.

(c)               REIT Qualification Opinion. Parent shall have received a written tax opinion of Cozen O’Connor P.C. (or such other nationally recognized REIT counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit A to this Agreement, dated as of the Closing Date, to the effect that, beginning with its taxable year ended December 31, 1997 and ending at the moment in time immediately prior to the Topco Merger Effective Time, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letters described in Section 7.15(a)(ii) and subject to customary exceptions, assumptions and qualifications).

(d)               Absence of Material Adverse Change. Since the date of this Agreement, there shall not have been an Event that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and Parent shall have received a certificate signed on behalf of each of the Company Parties, dated as of the Closing Date, to the foregoing effect.

(e)               Section 368 Opinion. Parent shall have received the written opinion of Wachtell, Lipton, Rosen & Katz (or other counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit B to this Agreement, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Topco Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, counsel shall rely upon the tax representation letters described in Section 7.15(a)(iii) and Section 7.15(b)(iii).

Section 8.3            Conditions to Obligations of the Company Parties. The obligations of the Company Parties to effect the Mergers and to consummate the other transactions contemplated by this Agreement are further subject to the satisfaction or waiver by the Company, at or prior to the Closing, of each of the following additional conditions:

(a)               Representations and Warranties. (i) The representations and warranties of the Parent Parties contained in Section 5.1 (Existence, Good Standing; Compliance with Law) and Section 5.17 (Information Supplied) shall be true and correct in all material respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct in all material respects at and as of such time), (ii) the representations and warranties of the Parent Parties contained in Section 5.2 (Authority), Section 5.9 (Absence of Certain Changes) and Section 5.13 (Vote Required) shall be true and correct in all respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), (iii) the representations and warranties of Parent Parties contained in Section 5.3 (Capitalization) shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct in all but de minimis respects at and as of such time), and (iv) each of the other representations and warranties of the Parent Parties contained in this Agreement shall be true and correct as of the date hereof and as of the Closing as if made at and as of such time (except to the extent a representation or warranty is made as of a specified time, in which case such representation or warranty shall be true and correct at and as of such time), with only such exceptions, in the case of this clause (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; provided, however, that, with respect to the foregoing clauses (i) and (iv), any exceptions and qualifications with regard to materiality or Parent Material Adverse Effect contained therein shall be disregarded for purposes of this Section 8.3(a). The Company shall have received a certificate signed on behalf of each of the Parent Parties, dated as of the Closing Date, to the foregoing effect.

(b)               Performance of Obligations of the Parent Parties. Each of the Parent Parties shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing, and the Company shall have received a certificate signed on behalf of each of the Parent Parties, dated as of the Closing Date, to the foregoing effect.

(c)               Absence of Material Adverse Change. Since the date of this Agreement, there shall not have been an Event that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and the Company shall have received a certificate signed on behalf of each of the Parent Parties, dated as of the Closing Date, to the foregoing effect.

(d)               REIT Qualification Opinion. The Company shall have received a tax opinion of Mayer Brown LLP (or such other nationally recognized REIT counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit C to this Agreement, dated as of the Closing Date, to the effect that beginning with Parent’s taxable year ended December 31, 1997 and through the Closing Date, Parent has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and Parent’s proposed method of organization and operation will enable Parent to continue to satisfy the requirements for qualification and taxation as a REIT under the Code (which opinion shall be based upon the representation letters described in Section 7.15(a)(ii) and Section 7.15(b)(ii) and subject to customary exceptions, assumptions and qualifications).

(e)               Section 368 Opinion. The Company shall have received the written opinion of Morgan, Lewis & Bockius LLP (or other counsel as may be reasonably acceptable to Parent and the Company), substantially in the form of Exhibit D to this Agreement, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, each of the Company Merger and the Topco Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, counsel shall rely upon the tax representation letters described in Section 7.15(a)(iii) and Section 7.15(b)(iii).

Article IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1            Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Topco Merger Effective Time, whether before or after the receipt of Company Shareholder Approval (unless otherwise specified in this Section 9.1), by action taken or authorized by the Parent Board or the Company Board, as applicable, as follows:

(a)               by the mutual written consent of Parent and the Company;

(b)               by either the Company or Parent, by written notice to the other Party:

(i)                 if, upon the completion of the voting at the Company Shareholder Meeting, the Company Shareholder Approval is not obtained; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to the Company if the failure to obtain such Company Shareholder Approval was primarily caused by any action or failure to act of any of the Company Parties that constitutes a material breach of their respective obligations under Section 7.1 or Section 7.4;

(ii)              if any Governmental Authority of competent jurisdiction shall have issued an order, decree, judgment, injunction or taken any other action, which permanently restrains, enjoins or otherwise prohibits or makes illegal the consummation of the Mergers, and such order, decree, judgment, injunction or other action shall have become final and non-appealable; or

(iii)            if the consummation of the Mergers shall not have occurred on or before 5:00 p.m. (New York time) on June 1, 2020 (the “Drop Dead Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the primary cause of, or resulted in, the failure of the Mergers to occur on or before the Drop Dead Date;

(c)               by Parent upon written notice from Parent to the Company, if any of the Company Parties breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure to be satisfied of a condition set forth in Section 8.2(a) or Section 8.2(b) and such breach or failure to perform is incapable of being cured by the earlier of (i) thirty (30) days after such notice is given or (ii) two (2) Business Days prior to the Drop Dead Date or, if capable of being cured by such earlier date, is not cured by the Company Parties before such earlier date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c) if Parent or Parent OP is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied;

(d)               by the Company upon written notice from the Company to Parent, if any of the Parent Parties breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement, which breach or failure to perform, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure to be satisfied of a condition set forth in Section 8.3(a) or Section 8.3(b) and such breach or failure to perform is incapable of being cured by the earlier of (i) thirty (30) days after such notice is given or (ii) two (2) Business Days prior to the Drop Dead Date or, if capable of being cured by such earlier date, is not cured by the Parent Parties before such earlier date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if the Company or the Partnership is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied;

(e)               by the Company upon written notice from the Company to Parent, at any time prior to the receipt of the Company Shareholder Approval, in order to enter into an Acquisition Agreement with respect to a Superior Proposal in compliance with Section 7.4(b)(iv); provided, however, that this Agreement may not be so terminated unless the payment required by Section 9.3(b) is made in full to Parent prior to or concurrently with the occurrence of such termination and entry into such Acquisition Agreement with respect to such Superior Proposal; or

(f)                by Parent upon written notice from Parent to the Company, (i) if a Change in Company Recommendation shall have occurred; provided, however, that Parent’s right to terminate this Agreement pursuant to this Section 9.1(f)(i) in respect of a Change in Company Recommendation shall expire if and when the Company Shareholder Approval is obtained, or (ii) upon a Willful Breach of Section 7.4 by the Company.

Section 9.2            Effect of Termination. Subject to Section 9.3, in the event of the termination of this Agreement pursuant to Section 9.1, written notice thereof shall be given to the other Party or Parties, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, this Agreement shall forthwith become null and void and have no effect, without any liability on the part of any of the Parties hereto, or any of their respective Representatives, and all rights and obligations of any Party shall cease, except for the Confidentiality Agreement and the agreements contained in Section 7.6(b) (Confidentiality), this Section 9.2 (Effect of Termination), Section 9.3 (Termination Fees and Expense Amount), Section 9.4 (Payment of Expense Amount or Termination Fee) and Article X (General Provisions) and the definitions of all defined terms appearing in such sections shall survive any termination of this Agreement pursuant to Section 9.1; provided, however, that nothing shall relieve any Party from liabilities or damages arising out of any fraud or Willful Breach by such Party of this Agreement. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Authority or other Person to which they were made.

Section 9.3            Termination Fees and Expense Amount.

(a)               If this Agreement is terminated by either the Company or Parent pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii) or by Parent pursuant to Section 9.1(c), and, after the date hereof and prior to the termination of this Agreement, the Company (i) receives or has received an Acquisition Proposal with respect to the Company or any Company Subsidiary that has been publicly announced or otherwise communicated to the Company Board prior to the time of the Company Shareholder Meeting (with respect to a termination under Section 9.1(b)(i)) or prior to the date of termination of this Agreement (with respect to a termination under Section 9.1(b)(iii) or Section 9.1(c)), and (ii) before the date that is twelve (12) months after the date of termination of this Agreement, any transaction or series of related transactions included within the definition of an Acquisition Proposal is consummated or the Company or a Company Subsidiary enters into an Acquisition Agreement, then the Company shall pay, or cause to be paid, to Parent, subject to the provisions of Section 9.4(a), the Termination Fee minus, if previously paid pursuant to Section 9.3(c), the Expense Amount, by wire transfer of same day funds to an account designated by Parent, not later than the earlier of consummation of such transaction arising from such Acquisition Proposal or the execution of such Acquisition Agreement; provided, however, that for purposes of this Section 9.3(a), the references to “twenty percent (20%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty (50%).”

(b)               If this Agreement is terminated by (i) the Company pursuant to Section 9.1(e) or (ii) Parent pursuant to Section 9.1(f), then, in each case, the Company shall pay, or cause to be paid, to Parent, subject to the provisions of Section 9.4(a), the Termination Fee by wire transfer of same day funds to an account designated by Parent, within two (2) Business Days of such termination.

(c)               If this Agreement is terminated by either the Company or Parent pursuant to Section 9.1(b)(i), the Company shall pay, or cause to be paid, to Parent the Expense Amount, by wire transfer of same day funds to an account designated by Parent, within two (2) Business Days after the date of such termination.

(d)               Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that:

(i)                 under no circumstances shall the Company be required to pay the Termination Fee on more than one occasion;

(ii)              under no circumstances shall the Company be required to pay the Expense Amount on more than one occasion; and

(iii)            if this Agreement is terminated under circumstances in which the Company is required to pay the Termination Fee pursuant to Section 9.3(a) or Section 9.3(b) and the Termination Fee is paid to Parent (or its designee), the payment of the Termination Fee will be the Parent Parties’ sole and exclusive remedy against the Company Parties arising out of or relating to this Agreement, except in the case of fraud or a Willful Breach of this Agreement by any of the Company Parties.

(e)               Each of the Parties hereto acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, (ii) neither the Termination Fee nor the Expense Amount is a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such amounts are due and payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amounts would otherwise be impossible to calculate with precision, and (iii) without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails to timely pay any amount due pursuant to this Section 9.3 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the payment of any amount set forth in this Section 9.3, such that the Company shall pay Parent its costs and Expenses in connection with such suit, together with interest on such amount at the annual rate of the prime rate as published in The Wall Street Journal, Eastern Edition on the date of payment for the period from the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 9.4            Payment of Expense Amount or Termination Fee.

(a)               In the event that the Company is obligated to pay Parent the Expense Amount and/or Termination Fee, the Company shall pay to Parent from the Expense Amount and/or Termination Fee deposited into escrow in accordance with the next sentence, an amount equal to the lesser of (i) the Expense Amount and/or Termination Fee, as applicable, and (ii) the sum of (A) the maximum amount that can be paid to Parent (or its designee) without causing Parent (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A) through (H) or 856(c)(3)(A) through (I) of the Code (“Qualifying Income”), as determined by Parent’s independent certified public accountants (taking into account any known or anticipated income of Parent which is not Qualifying Income and any appropriate “cushion” as determined by such accountants), plus (B) in the event Parent receives either (1) a letter from Parent’s counsel indicating that Parent has received a ruling from the IRS described in Section 9.4(b)(ii) or (2) an opinion from Parent’s outside counsel as described in Section 9.4(b)(ii), an amount equal to the excess of the Expense Amount and/or Termination Fee, as applicable, less the amount payable under clause (A) above. To secure the Company’s obligation to pay these amounts, the Company shall deposit into escrow an amount in cash equal to the Expense Amount and/or the Termination Fee, as applicable, with an escrow agent selected by the Company (that is reasonably satisfactory to Parent) and on such terms (subject to Section 9.4(b)) as shall be mutually agreed in good faith upon by the Company, Parent and the escrow agent. The payment or deposit into escrow of the Expense Amount or the Termination Fee, as applicable, pursuant to this Section 9.4(a) shall be made, at the time the Company is obligated to pay Parent such amount pursuant to Section 9.3, by wire transfer of immediately available funds.

(b)               The escrow agreement shall provide that the Expense Amount or the Termination Fee, as applicable, in escrow or any portion thereof shall not be released to Parent (or its designee) unless the escrow agent receives any one or combination of the following: (i) a letter from Parent’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to Parent (or its designee) without causing Parent (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from Parent’s accountants revising that amount, in which case the escrow agent shall release such amount to Parent (or its designee), or (ii) a letter from Parent’s counsel indicating that Parent received a ruling from the IRS holding that the receipt by Parent (or its designee) of the Expense Amount and/or the Termination Fee, as applicable, would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, indicating that Parent’s outside counsel has rendered a legal opinion to the effect that the receipt by Parent (or its designee) of the Expense Amount and/or the Termination Fee, as applicable, should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code), in which case the escrow agent shall release the remainder of the Expense Amount and/or the Termination Fee, as applicable, to Parent (or its designee). The Company agrees to amend this Section 9.4(b) at the request of Parent in order to (x) maximize the portion of the Expense Amount and/or Termination Fee, as applicable, that may be distributed to Parent (or its designee) hereunder without causing Parent (or its designee) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve Parent’s chances of securing a favorable ruling described in this Section 9.4(b) or (z) assist Parent in obtaining a favorable legal opinion from its outside counsel as described in this Section 9.4(b). The escrow agreement shall also provide that any portion of the Expense Amount and/or Termination Fee, as applicable, that remains unpaid as of the end of the taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 9.4; provided, that the obligation of the Company to pay the unpaid portion of the Expense Amount and/or Termination Fee, as applicable, shall terminate on the December 31 following the date which is five (5) years from the date of this Agreement and any such unpaid portion shall be released by the escrow agent to the Company. The Company shall not be a party to such escrow agreement and shall not bear any cost of or have liability resulting from the escrow agreement.

(c)               Except at set forth in Section 9.3 and this Section 9.4, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees and expenses whether or not the Mergers are consummated.

Section 9.5            Amendment. To the extent permitted by applicable Law, this Agreement may be amended by the Parties by an instrument in writing signed on behalf of each of the Parties, at any time before or after the Company Shareholder Approval is obtained; provided, however, that after the Company Shareholder Approval is obtained, no amendment shall be made which by Law requires further approval by such shareholders without obtaining such approval.

Section 9.6            Extension; Waiver. At any time prior to the Partnership Merger Effective Time, the Company Parties, on the one hand, and the Parent Parties, on the other hand, may to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained herein or in any document delivered pursuant hereto, and (c) waive compliance by the other Parties with any of the agreements or conditions contained herein. Any agreement on the part of the Company Parties, on the one hand, and the Parent Parties, on the other hand, to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Parties against which such waiver or extension is to be enforced. The failure of a Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights. No single or partial exercise of any right, remedy, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any waiver shall be effective only in the specific instance and for the specific purpose for which given and shall not constitute a waiver to any subsequent or other exercise of any right, remedy, power or privilege hereunder.

Article X

GENERAL PROVISIONS

Section 10.1        Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by electronic mail (providing confirmation of transmission) or sent by prepaid overnight carrier (providing proof of delivery) to the Parties at the following addresses (or at such other addresses as shall be specified by the Parties by like notice):

(a)             if to any of the Parent Parties:

Prologis, Inc.
1800 Wazee Street, Suite 500
Denver, CO 80202
Attention:    Edward S. Nekritz, Chief Legal Officer and General Counsel
Email:          enekritz@prologis.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attention:    Adam O. Emmerich

Robin Panovka
Viktor Sapezhnikov

Email:          aoemmerich@wlrk.com

rpanovka@wlrk.com
vsapezhnikov@wlrk.com

(b)              if to any of the Company Parties:

Liberty Property Trust
650 East Swedesford Road, Suite 400
Wayne, PA 19087
Attention:    William P. Hankowsky, President and Chief Executive Officer
Email:          bhankowsky@libertyproperty.com

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
Attention:    Richard B. Aldridge

Justin W. Chairman
Andrew R. Mariniello

Email:          richard.aldridge@morganlewis.com

justin.chairman@morganlewis.com
andrew.mariniello@morganlewis.com

Section 10.2        Interpretation. The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. When a reference is made in this Agreement to an Article, a Section or an Exhibit, such reference shall be to an Article or a Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. When a reference is made in this Agreement, to the Company Disclosure Schedule or the Parent Disclosure Schedule, to information or documents being “provided,” “made available” or “disclosed” by a Party to another Party or its Affiliates, such information or documents shall include any information or documents (a) included in the Company SEC Reports or the Parent SEC Reports, as the case may be, which are publicly available at least two (2) Business Days prior to the date of this Agreement, (b) furnished prior to the execution of this Agreement in the Company Datasite or the Parent Datasite and to which access has been granted to the other party and its Representatives at least two (2) Business Days prior to the date of this Agreement, or (c) otherwise provided in writing (including electronically) to the other Party or any of its Affiliates or Representatives at least two (2) Business Days prior to the date of this Agreement. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. References to a Person are also to its permitted successors and permitted assigns. Where this Agreement states that a Party “shall,” “will” or “must” perform in some manner, it means that the Party is legally obligated to do so under this Agreement.

Section 10.3        Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Partnership Merger Effective Time. This Section 10.3 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Partnership Merger Effective Time.

Section 10.4        Entire Agreement. This Agreement constitutes, together with the Confidentiality Agreement, the Company Disclosure Schedule and the Parent Disclosure Schedule, the entire agreement and supersedes all of the prior agreements and understandings, both written and oral, among the Parties, or between any of them, with respect to the subject matter hereof.

Section 10.5        Assignment; Third-Party Beneficiaries. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties without the prior written consent of the other Parties. Except for (a) Article II and Article III, which shall inure to the benefit of the shareholders of the Company and the limited partners of the Partnership who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein, and (b) Section 7.5, which shall inure to the benefit of the Persons benefiting therefrom who are expressly intended to be third-party beneficiaries thereof and who may enforce the covenants contained therein, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 10.6        Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

Section 10.7        Choice of Law/Consent to Jurisdiction.

(a)               The Partnership Merger shall be governed by, and construed in accordance with, the Laws of the State of Delaware without regard to its rules of conflict of laws. Except as provided in the immediately preceding sentence, all disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the internal Laws of the State of Maryland without regard to its rules of conflict of laws.

(b)               Each of the Parties hereby irrevocably and unconditionally consent to and submit to the exclusive jurisdiction of the Circuit Court for Baltimore City (Maryland), Business and Technology Case Management Program (the “Maryland Court”) for any litigation arising out of this Agreement and the transactions contemplated hereby (and agree not to commence any litigation relating thereto except in such court), waive any objection to the laying of venue of any such litigation in the Maryland Court and agree not to plead or claim in the Maryland Court that such litigation brought therein has been brought in any inconvenient forum. Each of the Parties hereby irrevocably and unconditionally agrees to request and/or consent to the assignment of any such proceeding to the Maryland Court’s Business and Technology Case Management Program. Nothing in this Agreement shall limit or affect the rights of any Party to pursue appeals from any judgments or order of the Maryland Court as provided by Law. Each of the Parties agrees, (i) to the extent such Party is not otherwise subject to service of process in the State of Maryland, to appoint and maintain an agent in the State of Maryland as such Party’s agent for acceptance of legal process, and (ii) that service of process may also be made on such Party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to (i) or (ii) above shall have the same legal force and effect as if served upon such Party personally within the State of Maryland.

Section 10.8        Remedies.

(a)               Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)               The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as set forth in this Section 10.8, it is agreed that prior to the termination of this Agreement pursuant to Article IX the non-breaching Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other Party and to specifically enforce the terms and provisions of this Agreement.

(c)               The Parties’ right of specific enforcement is an integral part of the Mergers and the other transactions contemplated hereby and each Party hereby waives any objections to the grant of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by any other Party (including any objection on the basis that there is an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity), and each Party shall be entitled to an injunction or injunctions and to specifically enforce the terms and provisions of this Agreement to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 10.8(c). In the event any Party seeks an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such Party shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 10.8(c).

Section 10.9        Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery). Facsimile and electronic .pdf transmission of any signed original document shall be deemed the same as delivery of an original.

Section 10.10    WAIVER OF JURY TRIAL. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.10.

Section 10.11    Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations between the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

PROLOGIS, INC.

By:	/s/ Hamid R. Moghadam
	Name:	Hamid R. Moghadam
	Title:	Chairman and Chief Executive Officer

PROLOGIS, L.P.

By:	Prologis, Inc., its general partner

By:	/s/ Hamid R. Moghadam
	Name:	Hamid R. Moghadam
	Title:	Chairman and Chief Executive Officer

LAMBDA REIT ACQUISITION LLC

By:	Prologis, Inc., its sole member

By:	/s/ Hamid R. Moghadam
	Name:	Hamid R. Moghadam
	Title:	Chairman and Chief Executive Officer

LAMBDA OP ACQUISITION LLC

By:	Prologis, L.P., its sole member

By:	Prologis, Inc., its general partner

By:	/s/ Hamid R. Moghadam
	Name:	Hamid R. Moghadam
	Title:	Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

LIBERTY PROPERTY TRUST

By:	/s/ William P. Hankowsky
	Name:	William P. Hankowsky
	Title:	President and Chief Executive Officer

LIBERTY PROPERTY LIMITED
PARTNERSHIP

By:	Liberty Property Trust, its general partner

By:	/s/ William P. Hankowsky
	Name:	William P. Hankowsky
	Title:	President and Chief Executive Officer

LEAF HOLDCO PROPERTY TRUST

By:	/s/ William P. Hankowsky
	Name:	William P. Hankowsky
	Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]